CALLAWAY GOLF COMPANY

2003 ANNUAL REPORT


04027301


Torch Award
for
Marketplace
Ethics
WINNER
CALLAWAY
GOLF
2003


BIG BERTHA

CALLAWAY GOLF COMPANY IS DRIVEN TO BE A WORLD-CLASS ORGANIZATION THAT DESIGNS, DEVELOPS, MAKES AND DELIVERS DEMONSTRABLY SUPERIOR AND PLEASINGLY DIFFERENT GOLF PRODUCTS THAT INCORPORATE BREAKTHROUGH TECHNOLOGIES, BACKS THOSE PRODUCTS WITH NOTICEABLY SUPERIOR CUSTOMER SERVICE, AND GENERATES A RETURN TO OUR SHAREHOLDERS IN EXCESS OF THE COST OF CAPITAL. WE SHARE EVERY GOLFER'S PASSION FOR THE GAME, AND COMMIT OUR TALENTS AND OUR TECHNOLOGY TO INCREASING THE SATISFACTION AND ENJOYMENT ALL GOLFERS DERIVE FROM THIS GREAT GAME.



Callaway
GOLF
2180 Rutherford road
Carlsbad, CA: U.S.A.92008
ODYSSEY
The TOP-FLITE Golf Company
Ben Hogan

To my fellow shareholders:

I am delighted to deliver this annual communication to you regarding the operations of our Company, honestly and frankly discussing our successes and our disappointments. This letter is intended as a "scorecard" on how we performed in 2003 against the promises I made a year ago, and shares some of the plans and expectations we have for 2004 and beyond.

If you look back at my last letter to shareholders, you will see that I stressed two things in its conclusion. First, I identified the losses in our golf ball business as our biggest challenge, and committed to eliminating those losses. Second, I identified our cash position and lack of debt as an important and valuable competitive advantage that would give us the ability to evaluate acquisition and investment opportunities that would be foreclosed to those with weaker balance sheets. Since that letter, we used approximately $154 million of the Company's cash (no debt financing) to acquire the assets of the golf business formerly operated by Spalding Sports Worldwide, and formed our new subsidiary, The Top-Flite Golf Company. In doing so, we will put an end to six years of reporting losses associated with our entry into the golf ball business while jumping to the #2 position worldwide in golf balls. And we were able to acquire this gem of an asset because our financial strength, built on excellent cash flow combined with a very strong balance sheet, permitted us to take advantage of a very good buying opportunity after our competitors fell by the wayside in an auction process. On top of all this, we maintained our pristine balance sheet (we were still devoid of debt at year-end) and achieved net income and earnings per share on our core business at or above the predictions I made a year ago.

I will get to those areas where we did not do as well as we should have in 2003, but first allow me to share with you some more information about the value we realized, and will realize, from the Top-Flite transaction.

Top-Flite was acquired for $154 million in cash. And for that we received:

- $44 million in good, collectible accounts receivable;
- $33 million in good, saleable inventories;
- $57 million in plant, property and equipment comprising one of the lowest cost production facilities in the United States, a key factor in eliminating more than $20 million in Callaway Golf ball losses annually starting January 1, 2004;
- $49 million of intangible assets including more than 300 U.S. patents and approximately 200 foreign patents in golf ball technology;
- well known and respected golf brands in Top-Flite and Ben Hogan; and
- the most interesting asset of all, and one that is not accounted for on the balance sheet — we have hired the key people who invented all those patents, delivered that enviable cost position, and marketed those brands and placed them in a new environment free of the crushing constraints imposed by the leveraged buy-outs in Spalding's past.
- Additionally we assumed $23 million in liabilities for contracted goods and services.

So, in the final analysis the net fair value of the assets acquired at $160 million is more than our purchase price. We believe, and we hope you will agree, that traditional accounting does not do justice to the real economic value we received.

With the formation of the Top-Flite subsidiary, our Company entered 2004 as the worldwide leader in golf equipment, with the #1 market share position in golf clubs (woods, irons and putters) and the #2 position in golf balls. It is no surprise to me that our stock appreciated in value some 28% between the time we announced the Top-Flite transaction on June 30, 2003 and the end of the year.

There is work to be done as we complete the consolidation and integration activities needed to take full advantage of the brands, products, and capabilities of the combined resources. We have started that process and are committed to completing most, if not all, of it in 2004. We have every intention of capitalizing on this acquisition much as we did with the Odyssey acquisition in 1997. It is the commencement of a very bright future for our company. I am extremely happy with the deal and I hope you are as well.

Other than this strategic move, how did we fare in 2003? We had a lot of other successes in 2003, but before I talk more about the good news, I want to be sure that I also address the bad. Not everything went as well as the Top-Flite transaction.

Callaway Golf sales, excluding $40 million in Top-Flite sales, declined for the third straight year, to $774 million. While some of this decline was due to external market forces, including weak economic conditions in key countries as I predicted in last year's letter, most was the result of the loss of market share in the metal woods category. While we maintained our #1 metal woods position in the U.S., the gap between the #2 company and us got smaller than it has been in years. This is simply not acceptable. When I talk about 2004 later in this letter, I will share with you my plans for growing net sales and strengthening our hold on the #1 position in the U.S. in woods.

Despite these setbacks in sales and woods market share, and while negotiating and concluding the Top-Flite transaction, we delivered these positive results for you in 2003:

- Reflecting the strength of our Callaway Golf business, we achieved net income of $46 million even after absorbing $25 million in operating and integration losses associated with Top-Flite.
- On a similar basis, earnings per diluted share in 2003 were $0.68, which included losses of $0.38 associated with the above items for the Top-Flite acquisition.
- We generated $119 million in cash flow from operations and finished the year once again with no debt.
- We maintained our #1 U.S. market share positions for irons and putters at record levels.
- In our pursuit of technological excellence, Callaway Golf obtained 102 patents from the U.S. Patent and Trademark Office in 2003 (146 if the newly issued patents acquired through the Top-Flite transaction are included), making our Company the first and only golf company to receive over 100 U.S. golf equipment patents in a single year.

Of course, the core of our business is our golf clubs and golf balls. And we had a number of successes in our core products in 2003.


Callaway Golf Company
The Top-Flite Golf Company
Callaway Golf Europe, Ltd.
Callaway Golf Kabushiki Kaisha
Callaway Golf Korea Ltd.
Callaway Golf Canada Ltd.
Callaway Golf South Pacific PTY Ltd.

For example:

- The new Great Big Bertha II Driver and Fairway Woods recovered the ground we had lost at this premium price point due to the shortcomings of the C4 Driver in 2002. We achieved strong sales of this outstanding product without engaging in discounting or "close-out" tactics employed by some of our competitors.
- The new Steelhead X-16 Irons helped us hold our #1 position in irons at 2.5 times the share of the next nearest competitor.
- Odyssey putter introductions, including some new "2-Ball" models and the DFX line, sustained our #1 position in putters, including a remarkable market share of nearly 50% in the United States.
- Golf balls made by Callaway Golf remained #2 in usage on the PGA Tour and the 6 major world tours combined with penetration increasing in the back half of the year due to the enthusiastic acceptance of prototypes of our new HX Tour golf ball.
- Top-Flite introduced three new golf ball models, including the Strata Tour Ace model that won the U.S. Open, and the moderately priced Infinity line that has sold very well since its introduction in the second half of 2003.
- The Ben Hogan product line saw the addition of new wedges and golf balls, and the launch of the Ben Hogan Bettinardi putter line (a "Baby Ben" prototype putter won twice and had five "top ten" finishes on the PGA Tour in 2003, including the U.S. Open victory).

I am proud of our management team and employees and their ability and commitment to delivering the highest operating ratios in the industry and their drive to do it year after year. They continually strive to make our Company what we all desire it to be.

What else is going on at our Company?

In 2003 we also continued our efforts to improve in the area of corporate governance. Your Board of Directors worked with management to implement the following:

- As we moved from the transition phase into full implementation, the Board reconstituted the Nominating Committee into the Nominating and Corporate Governance Committee, and transferred the responsibility for governance from the Executive committee. This Committee of all independent directors now has governance as a part of its charter.
- We launched our Corporate Governance Website, which is located in the Investor Relations section of www.callawaygolf.com. When you go there you can read our Board policies, committee charters and other things of importance related to how our Company is directed.
- Pursuant to our written Governance Guidelines and the new regulatory rules, we amended our Bylaws to provide that a substantial majority of directors must be independent; adopted a policy clearly defining the relationship between the Audit Committee and the Company's independent auditors; established a process for interested parties, including shareholders and employees, to contact independent directors and/or the Audit Committee; and instituted the requirement that inside and outside legal counsel must report certain types of suspected wrongdoing.

We also added two new independent directors to our Board: Samuel H. Armacost, Chairman of SRI International (formerly Stanford Research Institute) and former President and CEO of BankAmerica Corp.; and John C. Cushman III, Chairman of Cushman & Wakefield, Inc. They bring vast experience in broad business areas, and are supportive of our efforts to protect and grow our share value. Unfortunately, we also faced the loss of a significant and most positive influence on our Company due to the retirement of Vernon E. Jordan, Jr., a member of our Board since 1997. He was an invaluable source of counsel to me, and to Ely prior to my tenure. Welcome to Sam and John, and thank you Vernon, my friend.

We have continued our commitment to invest in Six Sigma efforts to improve our operations in all functions. Today we have 91 trained employees applying Six Sigma to everyday business problems – 42 who have completed Project Team Training, 41 "Green Belts," and eight "Black Belts." Forty-seven projects were completed this year, contributing to our earnings improvement this year and in the future. In 2004, we will be applying Six Sigma techniques to six "core processes" in an effort to drive significant benefits for the Company. Congratulations to all employees that have embraced these principles of problem solving.

Our "Trade In/Trade Up" program had an excellent inaugural year, with over 2,800 accounts participating and over 22,000 trades involving over 50,000 pre-owned Callaway Golf products for new products in 2003. This program is a testament to the value we have created in our brand, clearly separating us from the pack. Why? Because no other golf equipment brand has demonstrated enough strength with consumers to support both a thriving market for current product as well as a separate and organized (that is, something other than a hit-or-miss presence on eBay) market for previously owned product. In fact, we find that our previously owned Callaway Golf products sold through www.callawaygolfpreowned.com compete with the new products of some of our competitors.

Callaway Golf apparel also enjoyed a great year. Sales by our licensed partner, Ashworth, Inc., increased more than 75% to nearly $31 million in 2003 (with the Callaway Golf brand accounting for 21% of Ashworth's total revenues for the year). Our licensed apparel partner in Japan, Sanei International Co., Ltd., also had good success in its first full year of operation. Our royalty revenues from apparel reached nearly $2 million in 2003. This line item of licensing revenue promises to be an income stream that looks and acts a lot like an annuity for years to come.

We launched our entry into the footwear business through a license arrangement with Tour Golf Group, Inc., in 2003. This is another element in our strategy to be "head-to-toe" for golf. Tour Golf Group, Inc., experienced a promising start in the U.S. with sales of over $3.5 million, and will be expanding into Canada and Europe in 2004.

Finally, two other accomplishments for 2003 were the recognition by the San Diego Better Business Bureau and receipt of their Torch Award for marketplace ethics; and a continuation of our community involvement with charitable giving through the Callaway Golf Foundation and our wholly-owned subsidiaries of $1.1 million, bringing our cumulative giving to the communities where we work and live to nearly $6 million.

But that was last year. What about 2004?

I told you earlier in this letter that we had two major disappointments in 2003: a decline in Callaway Golf top-line revenues for the third year in a row, and a drop in our U.S. market share in drivers and woods. Although we will have plenty to do in 2004, including the integration of the global operations of Top-Flite, you can rely on the fact that we are focused on reversing these two trends. Without telling our competitors too much, let me share with you some of our plans for achieving this goal.

The two problems are directly linked. Because woods are our highest priced products, when wood sales drop our revenues suffer. In the past few years we have seen our wood sales decline for several reasons. First, our super premium priced product, the ERC II Driver, could not be sold in the United States due to the USGA's actions. The technology in this wonderful driver had been years in the making, but the new driver "COR" rules precluded U.S. golfers from using that technology. Second, our wood product line at the moderate price point, consisting of Steelhead stainless steel drivers and fairway woods, lagged behind a market shift to low-cost cast titanium drivers. This permitted some competitors to take away business in this segment. As I noted above, in the premium price point, which lies between the super premium and moderate price points, we have held our ground with the Great Big Bertha II models. So the action item is clear: get after the business we have lost in the super premium and moderate price categories and recapture some of the old glory.

This is what we plan to do in 2004. The ERC Fusion Driver, announced in late 2003 but not shipped in any significant quantities until 2004, is a whole new category of drivers that is worthy of the position at the top of the Callaway Golf wood line. It is the combination of cup faced, forged titanium, variable face thickness technology developed for the original ERC line of drivers fused to a lightweight compression cured carbon composite body developed for the Big Bertha C4 Driver. This provides our scientists and engineers with the explosive power and sound of the world's best titanium driver plus 50 grams (25% of a driver's total club head weight) of discretionary mass, permitting them to customize the center of gravity by loft to perfect launch parameters for golfers of all skill levels. The result: more great shots and more enjoyment of the game. ERC Fusion Driver prototypes were launched on tour in 2003, and were received with great excitement. This product epitomizes the Callaway Golf mission of developing demonstrably superior and pleasingly different products that deliver consumer satisfaction even at super premium price points. There will be many that try to follow with look-a-likes and copies, but there is and will be only one true leader of this new Fusion platform. The driver is accompanied by companion fairway woods that we introduced in January at the PGA Merchandise Show. And did I mention that all of this innovation and technology fully conforms to the Rules of Golf everywhere in the world?

Great Big Bertha II Drivers and Fairway Woods continue in 2004 with a 415cc size clubhead line extension and new shaft options. We have great confidence in this product going forward.

...INCORPORATE

BREAKTHROUGH TECHNOLOGIES


10°
GREAT BIG BERTHA
II
415
driver
E·R·C
FUSION
10°
Callaway
GOLF
BIG BERTHA
TITANIUM
10°
Callaway
GOLF


Big Bertha
Callaway Golf
Irons
White Hot
Callaway
1
Callaway Golf


Callaway Golf
HX R
Big Bertha
Callaway Golf
Warbi

We bookend the Great Big Bertha II line of titanium metal woods with another brand new entry with a wonderfully familiar name – Big Bertha. This line of metal woods incorporates our proprietary S2H2 design and includes a cast titanium driver and steel fairway woods aimed at the moderate price segment of the metal woods category where we have built a significant franchise historically. Given a choice of equivalent materials, we think consumers will always select Callaway Golf technology. Big Bertha is back.

These moves should reverse our declining trends in revenues and U.S. wood market shares. Of course, we know our competitors will react. Some will introduce copies and "me too" products. Some will drastically cut prices. We believe that superior products that are well presented and supported by world-class customer service win in such a battle. We have demonstrated this in the past in those years where we set the standard for woods, and plan to remind everyone again in 2004.

In irons and putters we face the enviable task of trying to hold on to our already strong positions. So, we are also introducing a line of new and improved Big Bertha Irons to support Steelhead X-16 Irons in their second year. The new Big Bertha Irons have a low center of gravity and constant width sole, and are the most forgiving and easiest irons to get airborne of anything in their class – another way of saying friendly. In putters, we will introduce additional 2-Ball models under the Odyssey brand while also bringing a line of tungsten titanium milled models under the Callaway Golf brand.

In golf balls, we are seeing the true birth of the Callaway Golf brand. With the benefits of the manufacturing and R&D experience at Top-Flite, we can be free of some of the issues that have plagued us thus far and expect to have a terrific year in terms of new products and sales. The leader will be the new HX Tour ball, already known as the "Callaway Black" on tour and at the course. It is the best ball we have ever made. With patented HX aerodynamics, an extremely thin cast thermoset urethane cover, a high performance mantle layer, and a higher velocity core thanks to some new chemistry, this ball is nothing short of amazing. Layered just under the HX Tour model you will still find HX Red and HX Blue golf balls with their cutting edge aero and cover technologies. Then comes new technology in the new Big Bertha Red and Big Bertha Blue models. Moderately priced, these two-piece ionomer-covered balls still benefit from HX aerodynamics and integrated Callaway Golf and Top-Flite R&D. Rounding things out, we offer the Callaway Golf Warbird golf balls at the value range. If you have not already done so, I urge you to take a look at the new graphics that unify the presentation of the entire line of Callaway Golf golf balls in 2004. While you're looking, make a purchase and play these balls. I am certain you will enjoy the experience.

Our new Top-Flite operation is bringing to market four new golf balls, including two new Top-Flite Strata Tour products and two Ben Hogan products, as well as supporting the Top-Flite Infinity line in its first full year of sales. The Top-Flite Strata balls, with injection molded urethane and ionomer covers and


Hogan
TOP-FLITE
STRATA
Ben Hogan


BLUE
BIG BERTHA
BERTHA
PACKED WITH BIG BERTHA POWER
WARBIRD

multi-layer cores, offer tour-level performance as confirmed by their #1 endorser, U.S. Open winner Jim Furyk. The Hogan brand also plans to introduce several new club products, including the FTX-Forged Transition irons and CFT Hybrid irons and an expanded line of Ben Hogan Bettinardi putters, including the "Baby Ben" putter that was so successful on tour in 2003. The Top-Flite brand will also be more prominent in the club category, with new recreational clubs. Additionally, in 2004 you will recognize our change of strategy for Top-Flite by reverting back to tour professionals being branded as Top-Flite rather than using sub-brands such as Strata. We believe over time this exposure will add significant marketing value back to this staple brand in golf.

Strategically, we have several opportunities. Most obvious is the opportunity to integrate the foreign operations of Top-Flite and Callaway Golf. These are not just savings as the result of synergies. There are real opportunities to benefit both organizations through the sharing of best practices, ideas, people, customer contacts, and just plain raw excitement about coming to work in a new environment. In addition, we still have our strong balance sheet, and there may yet be some acquisition opportunities available to us that are foreclosed to our more financially strapped competitors. Six Sigma work on our core processes, as discussed above, will continue to generate savings while improving our products and our services.

Now you can see why I am sounding optimistic – for the first time, I think, since I became CEO. The world economies seem to be improving. I believe the golf industry will be considerably healthier. We have a great line of products. And we are positioned with the best team in the industry to take advantage of these dynamics. It will not be easy, and nothing is guaranteed. Yet, I am confident that our future will be better than our most recent past.

One thing is clear: we have the desire, and the ability and the resources to do this. We have led the premium woods business by a wide margin before, we need to repeat it. When we set a goal for ourselves such as fixing the losses in the golf ball business, we do it. It is up to us to perform at our highest levels and if we do, I think we will see some very good results in 2004.

We appreciate the decision you have made to invest in us. We will focus on sound financial fundamentals that deliver strong earnings and cash flow while looking for the opportunities to grow using our financial strength and capitalizing on strategic opportunities. And we will do it with the same passion that golfers bring to the game.

Thank you for your continued support. I look forward to seeing many of you at our Annual Meeting of Shareholders on May 25, 2004.

Ron Drapeau

RONALD A. DRAPEAU | CHAIRMAN AND CEO | APRIL 1, 2004



RETURN TO OUR SHAREHOLDERS

Selected Financial Data

The following statements of operations data and balance sheet data for the five years ended December 31, 2003 were derived from the Company's audited consolidated financial statements. Consolidated balance sheets at December 31, 2003 and 2002 and the related consolidated statements of operations and of cash flows for each of the three years in the period ended December 31, 2003 and notes thereto appear elsewhere in this report. The data should be read in conjunction with the annual consolidated financial statements, related notes and other financial information appearing elsewhere in this report.

				Years Ended December 31,	
(In thousands, except per share data)	2003[2]	2002[3]	2001[4]	2000[5]	1999
Statement of Operations Data:					
Net sales[1]	$ 814,032	$ 793,219	$ 818,072	$ 840,612	$ 720,498
Cost of sales	445,417	393,068	411,585	440,119	384,265
Gross profit[1]	368,615	400,151	406,487	400,493	336,233
Selling, general and administrative expenses[1]	273,231	256,909	259,473	241,187	221,420
Research and development expenses	29,529	32,182	32,697	34,579	34,002
Restructuring credits	—	—	—	—	(5,894)
Sumitomo transition expenses	—	—	—	—	5,713
Income from operations[1]	65,855	111,060	114,317	124,727	80,992
Interest and other income, net[1]	3,550	2,271	5,349	6,119	8,099
Interest expense	(1,522)	(1,660)	(1,552)	(1,524)	(3,594)
Unrealized energy derivative losses	—	—	(19,922)	—	—
Income before income taxes and cumulative effect of accounting change	67,883	111,671	98,192	129,322	85,497
Income tax provision	22,360	42,225	39,817	47,366	30,175
Income before cumulative effect of accounting change	45,523	69,446	58,375	81,956	55,322
Cumulative effect of accounting change	—	—	—	(957)	—
Net income	$ 45,523	$ 69,446	$ 58,375	$ 80,999	$ 55,322
Earnings per common share:					
Basic					
Income before cumulative effect *of accounting change*	$ 0.69	$ 1.04	$ 0.84	$ 1.17	$ 0.79
Cumulative effect of accounting change	—	—	—	(0.01)	—
Net income	$ 0.69	$ 1.04	$ 0.84	$ 1.16	$ 0.79
Diluted					
Income before cumulative effect of accounting change	$ 0.68	$ 1.03	$ 0.82	$ 1.14	$ 0.78
Cumulative effect of accounting change	—	—	—	(0.01)	—
Net income	$ 0.68	$ 1.03	$ 0.82	$ 1.13	$ 0.78
Dividends paid per share	$ 0.28	$ 0.28	$ 0.28	$ 0.28	$ 0.28

					December 31,
(In thousands)	2003	2002	2001	2000	1999
Balance Sheet Data:					
Cash and cash equivalents	$ 47,340	$ 108,452	$ 84,263	$ 102,596	$ 112,602
Marketable securities	$ —	$ —	$ 6,422	$ —	$ —
Working capital	$ 253,302	$ 259,866	$ 252,817	$ 233,163	$ 205,198
Total assets	$ 748,566	$ 679,845	$ 647,602	$ 630,934	$ 616,783
Long-term liabilities	$ 29,023	$ 27,297	$ 31,379	$ 9,884	$ 11,575
Total shareholders' equity	$ 589,383	$ 543,387	$ 514,349	$ 511,744	$ 499,934

(1) Beginning with the first quarter of 2003, the Company records royalty revenue in net sales and related expenses as selling expenses. Previously, royalty revenue and the related expenses were recorded as components of other income. Prior periods have been reclassified to conform with the current period presentation.

(2) On September 15, 2003 the Company completed the domestic portion of the Top-Flite Acquisition. The settlement of the international assets was effective October 1, 2003. Thus, the Company's financial data include The Top-Flite Golf Company results of operations in the United States from September 15, 2003 through December 31, 2003 and the international operations from October 1, 2003 through December 31, 2003. Additionally, the Company's 2003 gross profit, net income and earnings per common share include the recognition of integration charges related to the consolidation of its Callaway Golf and Top-Flite golf ball and golf club manufacturing and research and development operations. These charges reduced the Company's gross profit by approximately $24.1 million, pre-tax (see Notes 2 and 3 to the Consolidated Financial Statements).

(3) For 2002, the Company's gross profit, net income and earnings per common share include the effect of the change in accounting estimate for the Company's warranty accrual. During the third quarter of 2002, the Company reduced its warranty reserve by approximately $17.0 million, pre-tax (see Note 4 to the Consolidated Financial Statements).

(4) *For 2001, the Company's net income and earnings per common share include the recognition of unrealized energy contract losses due to changes in the estimated fair value of the energy contract based* on market rates. During the second and third quarters of 2001, the Company recorded $6.4 million and $7.8 million, respectively, of after-tax unrealized losses. During the fourth quarter of 2001, the Company terminated the energy contract. As a result, the Company will continue to reflect the derivative valuation account on its balance sheet with no future valuation adjustments for changes in market rates, subject to periodic review (see Notes 8 and 13 to the Consolidated Financial Statements).

(5) The Company adopted Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101") in the fourth quarter of 2000 with an effective date of January 1, 2000. As a result of the adoption of SAB No. 101, the Company recognized a cumulative effect adjustment of $1.0 million in the Consolidated Statement of Operations for the year ended December 31, 2000, to reflect the change in the Company's revenue recognition policy to recognize revenue at the time both legal and practical risk of loss transfers to the customer (see Note 2 to the Consolidated Financial Statements).

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Consolidated Financial Statements, the related notes and the "Important Notice to Investors" that appear elsewhere in this report.

Regulation G Disclosure

The Company's discussion and analysis of its results of operations, financial condition and liquidity set forth in this Item 7 have been derived from financial statements prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). In addition to the GAAP results of operations, the Company has also provided additional information concerning the Company's results that includes certain financial measures not prepared in accordance with GAAP. The non-GAAP financial measures included in this discussion are adjusted net income, gross profit and earnings per share amounts that exclude (i) the 2003 pre-tax charges of $24.1 million associated with the integration of the Top-Flite Golf business, (ii) the 2002 pre-tax adjustment of $17.0 million to reduce the Company's warranty reserve and (iii) the 2001 pre-tax non-cash energy derivative charge of $19.9 million. This discussion also includes results of the Callaway Golf brand operations on a stand-alone basis, although such operations are not a reportable business segment. These non-GAAP financial measures should not be considered a substitute for any measure derived in accordance with GAAP. These non-GAAP financial measures may also be inconsistent with the manner in which similar measures are derived or used by other companies. Management believes that the presentation of such non-GAAP financial measures, when considered in conjunction with the most directly comparable GAAP financial measures, provides useful information to investors by permitting additional relevant period-to-period comparisons of the historical operations of the Callaway Golf business, excluding the operations of the recently acquired Top-Flite Golf business, as well as information concerning operations excluding the effect of significant unusual non-cash charges such as the 2003 Top-Flite integration charges, the 2002 warranty reserve adjustment and the 2001 energy derivative charge. The Company has included in this discussion supplemental information which reconciles those non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with GAAP.

Critical Accounting Policies and Estimates

The Company's discussion and analysis of its results of operations, financial condition and liquidity are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may materially differ from these estimates under different assumptions or conditions. On an on-going basis, the Company reviews its estimates to ensure that the estimates appropriately reflect changes in its business or as new information becomes available.

Management believes the following critical accounting policies affect its more significant estimates and assumptions used in the preparation of its consolidated financial statements:

Revenue Recognition

Sales are recognized when both title and risk of loss transfer to the customer. Sales are recorded net of an allowance for sales returns and sales programs. Sales returns are estimated based upon historical returns, current economic trends, changes in customer demands and sell-through of products. The Company also records estimated reductions to revenue for sales programs such as incentive offerings. Sales program accruals are estimated based upon the attributes of the sales program, management's forecast of future product demand, and historical customer participation in similar programs. If the actual costs of sales returns and sales programs significantly exceed the recorded estimated allowance, the Company's sales would be significantly adversely affected.

Allowance for Doubtful Accounts

The Company maintains an allowance for estimated losses resulting from the failure of its customers to make required payments. An estimate of uncollectable amounts is made by management based upon historical bad debts, current customer receivable balances, age of customer receivable balances, the customer's financial condition and current economic trends. If the actual uncollected amounts significantly exceed the estimated allowance, then the Company's operating results would be significantly adversely affected.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. The inventory balance, which includes material, labor and manufacturing overhead costs, is recorded net of an estimated allowance for obsolete or unmarketable inventory. The estimated allowance for obsolete or unmarketable inventory is based upon management's understanding of market conditions and forecasts of future product demand. If the actual amount of obsolete or unmarketable inventory significantly exceeds the estimated allowance, the Company's cost of sales, gross profit and net income would be significantly adversely affected.

Long-Lived Assets

In the normal course of business, the Company acquires tangible and intangible assets. The Company periodically evaluates the recoverability of the carrying amount of its long-lived assets (including property, plant and equipment, goodwill and other intangible assets) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment is assessed when the undiscounted future cash flows estimated to be derived from an asset are less than its carrying amount. Impairments are recognized in operating earnings. The Company uses its best judgment based on the most current facts and circumstances surrounding its business when applying these impairment rules to determine the timing of the impairment test, the undiscounted cash flows used to assess impairments, and the fair value of a potentially impaired asset. Changes in assumptions used could have a significant impact on the Company's assessment of recoverability.

Numerous factors, including changes in the Company's business, industry segment, and global economy, could significantly impact management's decision to retain, dispose of, or idle certain of its long-lived assets. For example, during the fourth quarter of 2003, following the Top-Flite acquisition, the Company began consolidating the Callaway Golf and Top-Flite golf ball and golf club manufacturing and research and development operations. In connection with this consolidation, the Company disposed of certain of its long-lived assets. As a result, the Company reduced the carrying value of its golf ball assets and therefore incurred pre-tax charges to earnings in the amount of $24.1 million, which were primarily non-cash. See below "Top-Flite Acquisition."

During the third quarter of 2003, the Company evaluated and determined that the undiscounted future cash flows estimated to be derived from its golf ball assets, including the acquired Top-Flite golf ball assets, exceeded the carrying value of such assets and therefore no impairment existed. As noted above, during the fourth quarter of 2003, the Company disposed of certain of its long-lived assets which reduced the carrying value of its golf ball assets. At that time the Company determined that no impairment existed. If the Company were to change the manner in which it conducts its golf ball business or otherwise lower its estimates of the undiscounted cash flows it expects to derive from its golf ball assets, the Company could be required to assess impairment again.

Warranty

The Company has a stated two-year warranty policy for its Callaway Golf clubs, although the Company's historical practice has been to honor warranty claims well after the two-year stated warranty period. The Company's policy is to accrue the estimated cost of satisfying future warranty claims at the time the sale is recorded. In estimating its future warranty obligations, the Company considers various relevant factors, including the Company's stated warranty policies and practices, the historical frequency of claims, and the cost to replace or repair its products under warranty. If the number of actual warranty claims or the cost of satisfying warranty claims significantly exceeds the estimated warranty reserve, the Company's cost of sales, gross profit and net income would be significantly adversely affected.

Income Taxes

Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax asset or liability is established for the expected future consequences resulting from temporary differences in the financial reporting and tax bases of assets and liabilities. The Company provides a valuation allowance for its deferred tax assets when, in the opinion of management, it is more likely than not that such assets will not be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Change in Accounting Estimate

As discussed above, the Company has a stated two-year warranty policy for its Callaway Golf clubs, although the Company's historical practice has been to honor warranty claims well after the two-year stated warranty period. Prior to the third quarter of 2002, the Company's method of estimating both its implicit and explicit warranty obligation was to utilize data and information based on the cumulative failure rate by product after taking into consideration specific risks the Company believes existed at the time the financial statements were prepared. These additional risks included product-specific risks, such as the introduction of products with new technology or materials that would be more susceptible to failure or breakage, and other business risks, such as increased warranty liability as a result of acquisitions. In many cases, additions to the warranty reserve for new product introductions have been based on management's judgment of possible future claims derived from the limited product failure data that was available at the time.

Beginning in the second quarter of 2001, the Company began to compile data that illustrated the timing of warranty claims in relation to product life cycles. In the third quarter of 2002, the Company determined it had gathered sufficient data and concluded it should enhance its warranty accrual estimation methodology to utilize the additional data. The analysis of the data, in management's judgment, provided management with more insight into timing of claims and demonstrated that some product failures are more likely to occur early in a product's life cycle while other product failures occur in a more linear fashion over the product's life cycle. As a result of its analysis of the recently collected additional information, the Company believes it has gained better insight and improved judgment to more accurately project the ultimate failure rates of its products. As a result of this refinement in its methodology, the Company concluded that it should change its methodology of estimating warranty accruals and reduce its warranty reserve by approximately $17.0 million. The $17.0 million reduction is recorded in cost of sales and favorably impacted gross profit as a percentage of net sales by 2 percentage points for the year ended December 31, 2002. The change in methodology has been accounted for as a change in accounting principle inseparable from a change in estimate.

The following summarizes what net income and earnings per share would have been had the warranty reserve adjustment, adjusted for taxes, been excluded from reported results:

(In millions, except per share amounts)	**Year Ended December 31,** 2002
Reported net income	$ 69.4
Non-cash warranty reserve adjustment, net of tax	(10.5)
Pro forma net income	$ 58.9
Basic earnings per share:	
Reported net income	$ 1.04
Non-cash warranty reserve adjustment, net of tax	(0.16)
Pro forma basic earnings per share	$ 0.88
Diluted earnings per share:	
Reported net income	$ 1.03
Non-cash warranty reserve adjustment, net of tax	(0.16)
Pro forma diluted earnings per share	$ 0.87

Recent Accounting Pronouncements

Information regarding recent accounting pronouncements is contained in Note 2 to the Consolidated Financial Statements for the year ended December 31, 2003, which note is incorporated herein by this reference.

Top-Flite Acquisition

During the latter part of 2003, the Company completed the acquisition through a court-approved sale of substantially all of the golf-related assets of TFGC Estate Inc. (f/k/a The Top-Flite Golf Company, f/k/a Spalding Sports Worldwide, Inc.), which included golf ball manufacturing facilities, the Top-Flite, Strata and Ben Hogan brands, and all golf-related patents and trademarks. The Company acquired the Top-Flite assets because they provided a unique opportunity to increase significantly the size and profitability of the Company's golf ball business and the Company was able to purchase the acquired assets at less than their estimated fair value. The Company intends to continue the U.S. and foreign operations of the acquired golf assets, including the use of acquired assets in the manufacture of golf balls and golf clubs and the commercialization of existing Top-Flite, Strata and Ben Hogan brands, patents and trademarks.

The acquisition was accounted for as a purchase in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." Under SFAS No. 141, the estimated aggregate cost of the acquired assets is $183.1 million, which includes cash paid ($154.1 million), transaction costs (approximately $6.2 million), and assumed liabilities (approximately $22.8 million). The estimated fair value of the assets exceeded the estimated aggregate acquisition costs. As a result, the Company was required to reduce the carrying value of the acquired long-term assets on a pro rata basis. In accordance with applicable accounting rules, a final determination of the allocation of the aggregate acquisition costs will be made upon a final assessment of the estimated fair value of the acquired net assets. It is anticipated that the final assessment will be completed during the second quarter of 2004 and that the final allocation will not differ materially from the preliminary allocation. The preliminary allocation is as follows (in millions):

Assets Acquired:		
Accounts receivable	$	44.0
Inventory		32.8
Other assets		1.1
Property and equipment		56.7
Intangible assets		48.5
Liabilities Assumed:		
Current liabilities		(18.0)
Long-term liabilities		(4.8)
Total net assets acquired	$	160.3

During the fourth quarter of 2003, the Company began consolidating the Callaway Golf and Top-Flite golf ball and golf club manufacturing and research and development operations. In connection with this consolidation, the Company disposed of certain of its golf ball manufacturing assets and therefore incurred non-cash charges to earnings in the amount of $24.1 million. On January 22, 2004, the Company announced that in 2004 it expects to incur additional charges of approximately $35.0 million as it continues to consolidate its operations. These additional charges are expected to include non-cash charges for the disposal of additional assets and cash charges for severance and facility consolidations.

The Company's 2003 results of operations include The Top-Flite Golf Company results beginning September 15, 2003.

Results of Operations

Years Ended December 31, 2003 and 2002

Net sales increased 3% to $814.0 million for the year ended December 31, 2003, as compared to $793.2 million for the year ended December 31, 2002. The overall increase in net sales is primarily due to a $31.3 million (28%) increase in the sales of putters, a $28.2 million (12%) increase in the sales of irons, a $12.4 million (19%) increase in the sales of golf balls and a $6.5 million (10%) increase in the sales of accessories and other products as compared to 2002. The increase in golf ball sales is attributable to the addition of Top-Flite golf ball sales. The aggregate increases in net sales were partially offset by a $57.6 million (19%) decrease in sales of woods in 2003 as compared to 2002. In addition, as compared to 2002, the Company's

2003 reported net sales were significantly affected by the translation of foreign currency sales into U.S. dollars based upon 2003 exchange rates. If 2002 exchange rates were applied to 2003 reported net sales and all other factors were held constant, net sales would have been $28.4 million less than reported.

The Company believes that adverse economic conditions and continued economic uncertainty, particularly in the United States, Japan and other parts of Asia, as well as the military actions in Iraq and increased competition, had a significant negative effect upon the Company's overall net sales in 2003. The Company also believes that its net sales for 2003, particularly during the first half, were negatively affected by adverse weather conditions and a continued decrease in the number of golf rounds played. Golf Datatech has reported that the number of golf rounds played in the United States declined 2.6% during 2003, as compared to 2002.

Net sales information by product category is summarized as follows:

	For the Years Ended December 31,		Growth/(Decline)	
(In millions)	2003	2002	Dollars	Percent
Net Sales:				
Drivers and fairway woods	$ 252.4	$ 310.0	$(57.6)	(19)%
Irons	271.7	243.5	28.2	12%
Putters	142.8	111.5	31.3	28%
Golf balls	78.4	66.0	12.4	19%
Accessories and other(*)	68.7	62.2	6.5	10%
	$ 814.0	$ 793.2	$ 20.8	3%

(*) Beginning with the first quarter of 2003, the Company records royalty revenue in net sales. Previously, royalty revenue was recorded as a component of other income and prior periods have been reclassified to conform with the current period presentation.

The $57.6 million (19%) decrease in net sales of woods to $252.4 million represents a decrease in both unit and dollar sales. This decrease was primarily attributable to a decline in sales of Big Bertha Hawk Eye VFT Titanium Drivers and Fairway Woods, Big Bertha Steelhead III Drivers and Fairway Woods, ERC II Forged Titanium Drivers and Fairway Woods and Big Bertha C4 Drivers. The declines in sales of these products were expected as the Company's products generally sell better in their first year after introduction. Both Big Bertha Hawk Eye VFT Titanium Drivers and Fairway Woods and ERC II Forged Titanium Drivers were introduced in 2001 and Big Bertha C4 Drivers were introduced in 2002. All of these products were being closed out in 2003. In addition, 2003 is the second year in the life cycle for ERC II Forged Titanium Fairway Woods and Big Bertha Steelhead III Drivers and Fairway Woods. These decreases were partially offset by sales of Great Big Bertha II Drivers and Fairway Woods, which were launched during the fourth quarter of 2002. Sales of Great Big Bertha II Drivers and Fairway Woods in 2003 exceeded the combined prior year sales of all other lines of the Company's titanium woods products which included Big Bertha Hawk Eye VFT Titanium Drivers and Fairway Woods and ERC II Forged Titanium Drivers and Fairway Woods.

The $28.2 million (12%) increase in net sales of irons to $271.7 million represents an increase in both dollar and unit sales. The sales growth was due primarily to the January 2003 launch of the Steelhead X-16 Stainless Steel Irons, including the Steelhead X-16 Pro Series line. This sales growth was partially offset by a decline in sales of Big Bertha Irons which were launched in January 2002, Hawkeye VFT Irons which were launched in August 2001, and Steelhead X-14 Irons which were launched in October 2000 and were being closed out in 2003.

The $31.3 million (28%) increase in sales of putters is primarily attributable to increased sales of the Company's Odyssey putters, primarily resulting from the continued success of the Odyssey White Hot 2-Ball putter, which was introduced in January 2002.

The $12.4 million (19%) increase in net sales of golf balls to $78.4 million represents an increase in both unit and dollar sales. The increase is primarily attributable to the addition of Top-Flite, Strata and Ben Hogan golf ball sales beginning late in the third quarter of 2003. This increase was partially offset by a decline in sales of Callaway Golf golf balls, which were adversely affected by the decline in rounds played this year, the absence of any new product introductions in 2003, and the uncertainty surrounding the Company's golf ball business earlier in the year.

The $6.5 million (10%) increase in sales of accessories and other products is primarily attributable to increased sales of golf bags, combined with an increase in royalty revenue from licensed merchandise in 2003 as compared to 2002.

Net sales information by region is summarized as follows:

	For the Years Ended December 31,		Growth/(Decline)	
(In millions)	2003	2002	Dollars	Percent
Net Sales:				
United States(*)	$ 449.4	$ 439.8	$ 9.6	2%
Europe	145.1	136.9	8.2	6%
Japan	101.3	102.6	(1.3)	(1)%
Rest of Asia	58.3	58.0	0.3	1%
Other foreign countries	59.9	55.9	4.0	7%
	$ 814.0	$ 793.2	$ 20.8	3%

(*) Beginning with the first quarter of 2003, the Company records royalty revenue in net sales. Previously, royalty revenue was recorded as a component of other income and prior periods have been reclassified to conform with the current period presentation.

Net sales in the United States increased $9.6 million (2%) to $449.4 million during 2003 versus 2002. Overall, the Company's sales in regions outside of the United States increased $11.2 million (3%) to $364.6 million during 2003 versus 2002. This increase in international sales is primarily attributable to a $8.2 million (6%) increase in sales in Europe, a $0.3 million (1%) increase in sales in the Rest of Asia, which includes Korea, and a S4.0 million (7%) increase in sales in other regions outside of the United States. These increases were partially offset by a $1.3 million (1%) decrease in sales in Japan. In addition, as compared to 2002, the Company's 2003 reported net sales in regions outside of the United States were significantly affected by the translation of foreign currency sales into U.S. dollars based upon 2003 exchange rates. If 2002 exchange rates were applied to 2003 reported net sales in regions outside the U.S. and all other factors were held constant, net sales in such regions would have been $28.4 million less than reported.

For the year ended December 31, 2003, gross profit decreased to $368.6 million from $400.2 million in the comparable period of 2002. Gross profit as a percentage of net sales decreased 5 percentage points to 45% in 2003 as compared to 2002. The Company's gross profit percentage in 2003 was unfavorably impacted by the $24.1 million non-cash charge associated with the integration of Top-Flite (see above "Top-Flite Acquisition"). The Company's gross profit percentage for 2002 was favorably impacted by the $17.0 million reduction in the Company's warranty accrual during the third quarter of 2002 (see above "Change in Accounting Estimate"). Excluding the effects of the integration charges and the warranty reserve adjustment, gross profit in 2003 increased 2% to $392.7 million from $383.2 million in 2002 and gross profit as a percentage of net sales remained flat at 48% in 2003 as compared to 2002.

	For the Years Ended December 31,		Growth/(Decline)	
(In millions, except per share data)	2003	2002	Dollars	Percent
Reported gross profit	$ 368.6	$ 400.2	$(31.6)	(8)%
Non-cash integration charges	24.1	—		
Non-cash warranty reserve adjustment	—	(17.0)		
Pro forma gross profit	$ 392.7	$ 383.2	$ 9.5	2%

The Company's gross profit percentage (excluding the 2003 integration charges and the 2002 warranty accrual reduction) was positively impacted by a more favorable sales mix in 2003 combined with the additional inventory obsolescence reserves established in 2002 on ERC II Drivers and Big Bertha C4 Drivers. These favorable impacts were offset by a decline in golf ball margins and overall lower average selling prices on golf club and ball products.

Selling expenses increased $7.5 million (4%) in 2003 to $207.8 million from $200.3 million in 2002, and were 26% and 25% of net sales, respectively. This increase was primarily due to the Top-Flite selling expenses incurred in 2003 of $13.9 million. Excluding these Top-Flite selling expenses, selling expenses in 2003 decreased $6.4 million as compared to 2002. This decrease was primarily due to a decrease in employee costs of $5.7 million, advertising expenses of $3.4 million, promotional club expenses of $2.2 million, mailing and freight expenses of $0.9 million and travel and entertainment expenses of $0.6 million. These decreases were partially offset by increases in depreciation expense of $3.4 million, other promotional expenses of $1.5 million and tour expenses of $1.4 million.

General and administrative expenses increased $8.8 million (16%) in 2003 to $65.4 million from $56.6 million in 2002, and were 8% and 7% of net sales, respectively. This increase was primarily due to the Top-Flite expenses incurred in 2003 of $7.7 million. Excluding these Top-Flite expenses, general and administrative expenses in 2003 increased $1.2 million as compared to 2002. This increase was mainly attributable to an increase of $1.6 million in deferred compensation plan expenses.

Research and development expenses decreased $2.7 million (8%) in 2003 to $29.5 million from $32.2 million in 2002. As a percentage of net sales, the expenses remained constant at 4%. Excluding Top-Flite expenses of $1.0 million, research and development expenses in 2003 decreased $3.7 million as compared to 2002. The decrease is primarily due to a decrease in consulting services of $1.3 million, depreciation expense of $1.2 million, and employee costs of $1.1 million.

Interest and other income increased $1.3 million (56%) in 2003 to $3.6 million from $2.3 million in 2002. The increase is primarily attributable to a $1.9 million increase in gains on investments to fund the deferred compensation plan and $0.6 million generated from litigation settlements. These increases were partially offset by a $0.5 million decline in interest income and a $0.5 million decline in foreign currency transaction gains.

Interest expense decreased in 2003 to $1.5 million compared to $1.7 million in 2002.

During 2003, the Company recorded a provision for income taxes of $22.4 million. The provision for income tax as a percentage of income before taxes was 33% in 2003 as compared to 38% in 2002. The effective tax rate was lower in 2003 as compared to 2002, primarily as a result of the recognition of atypical tax benefits in the current year income tax provision related to the statutory U.S export sales incentive.

Net income for the year ended December 31, 2003, decreased 34% to $45.5 million from $69.4 million in 2002. Earnings per diluted share decreased 34% to $0.68 in 2003 as compared to $1.03 in 2002. Net income in 2003 was negatively impacted by the $24.1 million non-cash integration charges (see above "Top-Flite Acquisition"). Net income in 2002 was positively impacted by the $17.0 million reduction in the warranty reserve (see above "Change in Accounting Estimate"). Excluding the $24.1 million non-cash integration charges recorded in 2003 and the $17.0 million non-cash warranty reserve adjustment recorded in 2002, the Company's net income would have increased 5% to $61.7 million in 2003 from $58.9 million in 2002 and diluted earnings per share would have increased 7% to $0.93 in 2003 from $0.87 in 2002.

The following summarizes what net income and earnings per share would have been had the integration charges and the warranty reserve adjustment, adjusted for taxes, been excluded from reported results:

	For the Years Ended December 31,		**Growth/(Decline)**	
(In millions, except per share data)	2003	2002	Dollars	Percent
Reported net income	$ 45.5	$ 69.4	$(23.9)	(34)%
Non-cash integration charges	16.2	—		
Non-cash warranty reserve adjustment	—	(10.5)		
Pro forma net income	$ 61.7	$ 58.9	$ 2.8	5%
Reported basic earnings per share	$ 0.69	$ 1.04	$(0.35)	(34)%
Non-cash integration charges	0.24	—		
Non-cash warranty reserve adjustment	—	(0.16)		
Pro forma basic earnings per share	$ 0.93	$ 0.88	$ 0.05	6%
Reported diluted earnings per share	$ 0.68	$ 1.03	$(0.35)	(34)%
Non-cash integration charges	0.25	—		
Non-cash warranty reserve adjustment	—	(0.16)		
Pro forma diluted earnings per share	$ 0.93	$ 0.87	$ 0.06	7%

Years Ended December 31, 2002, and 2001

Net sales decreased 3% to $793.2 million for the year ended December 31, 2002, as compared to $818.1 million for the year ended December 31, 2001. The overall decrease in net sales is primarily due to a decrease in sales of woods, which decreased $82.9 million (21%), combined with a slight decrease in iron sales, which decreased $5.4 million (2%) in 2002 as compared to 2001. The decrease in wood and iron sales was partially offset by a $44.0 million (65%) increase in sales of putters, an $11.1 million (20%) increase in sales of golf balls, and an $8.3 million (15%) increase in sales of accessories and other products as compared to 2001. The decrease in net sales of woods was expected due to the Company's natural product life cycles, with higher-priced titanium metal woods being in their second year after introduction. The Company's net sales in regions outside of the United States were not significantly affected by fluctuations in foreign currency exchange rates.

The Company believes that its overall net sales during 2002 were negatively affected by adverse economic conditions and continued economic uncertainty, particularly in the United States, Japan and other parts of Asia. Many people in the United States lost a substantial amount of wealth in the stock market, including some who lost all or substantially all of their retirement savings in connection with companies that failed. There also have been announcements by companies of significant reductions in workforce and more are possible. This economic uncertainty resulted in a substantial decline in consumer confidence. These adverse economic conditions and decline in consumer confidence resulted in a significant reduction in consumer spending on discretionary goods, including the Company's products. The Company also believes that the USGA's reversal of its position regarding the allowance of high COR drivers resulted in confusion among consumers in the United States, causing them to postpone or even forgo the purchase of new equipment. The Company's net sales, primarily in the first half of 2002, were also adversely affected by competitive pressures in many of the Company's principal markets and particularly in the United States and Japan. These competitive pressures included the substantial discounting of competitors' products and close-outs of products that were previously commercially successful, as well as significant retailer support programs. In addition, the Company believes that its net sales for 2002 were negatively affected by a decrease in rounds played. Golf Datatech reported that rounds played in the United States declined 2.9% in 2002, as compared to 2001. Finally, the Company's premium new wood product for 2002, the Big Bertha C4 Driver, was not well accepted by golfers, resulting in sales that were insufficient to compensate for sales declines in older products.

Net sales information by product category is summarized as follows:

	For the Years Ended December 31,		Growth/(Decline)	
(In millions)	2002	2001	Dollars	Percent
Net Sales:				
Drivers and fairway woods	$ 310.0	$ 392.9	$ (82.9)	(21)%
Irons	243.5	248.9	(5.4)	(2)%
Putters	111.5	67.5	44.0	65%
Golf balls	66.0	54.9	11.1	20%
Accessories and other(*)	62.2	53.9	8.3	15%
	$ 793.2	$ 818.1	$ (24.9)	(3)%

(*) Beginning with the first quarter of 2003, the Company records royalty revenue in net sales. Previously, royalty revenue was recorded as a component of other income and prior periods have been reclassified to conform with the current period presentation.

The $82.9 million (21%) decrease in net sales of woods to $310.0 million represents a decrease in both unit and dollar sales. This decrease was primarily attributable to a decline in sales of Big Bertha Hawk Eye VFT Titanium Drivers and Fairway Woods and ERC II Forged Titanium Drivers. A decline was expected as the Company's products generally sell better in their first year after introduction and 2002 was the second year in the life cycle for these products. This decrease was also attributable to a decline in sales of Big Bertha Steelhead Plus Drivers and Fairway Woods which were introduced in December 1999. These declines were partially offset by the sales generated from the January 2002 introduction of Big Bertha Steelhead III Woods, the February 2002 introduction of Big Bertha C4 Drivers, and the September 2002 introduction of the Great Big Bertha II Titanium Drivers and Fairway Woods.

The $5.4 million (2%) decrease in net sales of irons to $243.5 million represents a decrease in dollar sales and a slight increase in unit sales. The dollar sales decline was due primarily to the decline in sales of Steelhead X-14 Irons, which were in their third year of sales, and Hawkeye Irons, which were the predecessors to the Hawk Eye VFT Irons. These decreases were substantially offset by the sales growth generated from the January 2002 launch of Big Bertha Irons. Sales of the Hawk Eye VFT Irons, which were launched in August 2001, generated modest sales growth in 2002 compared to 2001.

The $44.0 million (65%) increase in sales of putters was primarily attributable to increased sales of the Company's Odyssey putters, resulting from the January 2002 introduction of the Odyssey White Hot 2-Ball Putter.

The $11.1 million (20%) increase in net sales of golf balls to $66.0 million represents an increase in both unit and dollar sales. The golf ball growth was largely attributable to the expansion of the Company's golf ball product line offering to five models from only two during the majority of the prior year. This expanded product line resulted in a higher average selling price as compared to 2001, even after taking into account the August 2002 price reduction. The Company initially launched the CTU 30 golf ball in November 2001, the HX golf ball in March 2002, the HX 2-Piece golf ball in May 2002, and the Warbird golf ball in August 2002. Net sales for 2001 included sales generated primarily from the CB1 golf ball and Rule 35 golf ball. The CTU 30 golf ball contributed modestly to 2001 net sales due to its introduction in the latter part of 2001 and is the successor ball to the Rule 35 golf ball.

The $8.3 million (15%) increase in sales of accessories and other products was primarily attributable to increased sales resulting from the February 2002 launch of Callaway Golf gloves and the August 2002 launch of the Callaway Golf Forged Wedges.

Net sales information by region is summarized as follows:

	For the Years Ended December 31,		**Growth/(Decline)**	
(In millions)	2002	2001	Dollars	Percent
Net Sales:				
United States(*)	$ 439.8	$ 446.0	$ (6.2)	(1)%
Europe	136.9	118.4	18.5	16%
Japan	102.6	130.7	(28.1)	(21)%
Rest of Asia	58.0	63.9	(5.9)	(9)%
Other foreign countries	55.9	59.1	(3.2)	(5)%
	$ 793.2	$ 818.1	$ (24.9)	(3)%

(*) Beginning with the first quarter of 2003, the Company records royalty revenue in net sales. Previously, royalty revenue was recorded as a component of other income and prior periods have been reclassified to conform with the current period presentation.

Net sales in the United States decreased $6.2 million (1%) to $439.8 million during 2002 versus 2001. Overall, the Company's sales in regions outside of the United States decreased $18.7 million (5%) to $353.4 million during 2002 versus 2001. This decrease in international sales is primarily attributable to a $28.1 million (21%) decrease in sales in Japan, a $5.9 million (9%) decrease in sales in the Rest of Asia, which includes Korea, and a $3.2 million (5%) decrease in sales in other regions outside of the United States. These decreases were partially offset by an $18.5 million (16%) increase in sales in Europe. The Company's net sales in regions outside of the United States were not significantly affected by fluctuations in foreign currency exchange rates.

For the year ended December 31, 2002, gross profit decreased to $400.2 million from $406.5 million in the comparable period of 2001. Gross profit as a percentage of net sales remained constant at 50% in 2002 as compared to 2001. The Company's gross profit percentage was favorably impacted by the $17.0 million reduction in the Company's warranty accrual during the third quarter of 2002 (see above "Change in Accounting Estimate"). Excluding the effects of such reduction, gross profit as a percentage of net sales decreased 2 percentage points to 48% in 2002 as compared to 2001. The gross profit percentage was also favorably impacted by a reduction in the Company's manufacturing labor and overhead expenses as a percent of net sales and a favorable shift in product mix. These increases were partially offset by a lower average selling price for golf club products combined with

with close-out pricing for discontinued Rule 35 golf ball products and a price reduction on all golf ball products implemented in August 2002, additional inventory reserves established on ERC II Drivers and Big Bertha C4 Drivers, a customs and duty assessment in Korea, and the $2.3 million charge related to the purchase of the Company's golf ball manufacturing equipment.

Selling expenses increased $11.9 million (6%) in 2002 to $200.3 million from $188.4 million in 2001, and were 25% and 23% of net sales, respectively. This increase was primarily due to increases in professional golf tour expenses of $6.4 million, depreciation expense of $3.9 million, commission expenses of $2.0 million and other promotional expenses of $1.9 million. These increases were partially offset by decreases in travel costs of $1.4 million.

General and administrative expenses decreased $14.5 million (20%) in 2002 to $56.6 million from $71.1 million in 2001, and were 7% and 9% of net sales, respectively. This decrease is mainly attributable to a decrease of $8.7 million in employee costs, a $6.0 million decrease in depreciation and amortization expenses (primarily due to the implementation of SFAS No. 142 — see Note 6 to the Consolidated Financial Statements) and reduced facility costs of $2.6 million. The decrease in employee costs is due to a reduction in personnel combined with higher severance expense of $2.9 million recorded in 2001.

Research and development expenses decreased $0.5 million (2%) in 2002 to $32.2 million from $32.7 million in 2001. As a percentage of net sales, the expenses remained constant at 4%. The decrease is primarily due to a decrease in depreciation expense of $0.6 million.

Interest and other income, net decreased $3.0 million (58%) in 2002 to $2.3 million from $5.3 million in 2001. The decrease is primarily attributable to a $1.5 million decrease in gains on sales of securities, a $1.4 million decline in licensing income, a $0.8 million decline in interest income, a $0.5 million decline in gains on investments to fund the deferred-compensation plan, a $0.5 million decline in foreign currency transaction gains and a $0.4 million decline in other income. These decreases were partially offset by $2.1 million of losses recorded in 2001 generated from the sale of the Company's excess energy supply related to an energy contract that was terminated in November of 2001.

Interest expense remained relatively constant in 2002 at $1.7 million, compared to $1.6 million in 2001.

Unrealized energy derivative losses totaled $19.9 million in 2001 as a result of the Company's long-term energy supply contract which was entered into during 2001. The unrealized losses were generated by the decline in electricity rates through November 2001. The Company did not have a similar contract in 2002. See "Supply of Electricity and Energy Contracts" below.

During 2002, the Company recorded a provision for income taxes of $42.2 million and realized $5.5 million in tax benefits related to the exercise of stock options. The provision for income tax as a percentage of income before taxes was 38% in 2002 as compared to 41% in 2001. The effective tax rate was lower in 2002 as compared to 2001 primarily as a result of the unrealized energy derivative losses recognized during 2001 and the elimination of non-deductible goodwill beginning in 2002 due to the implementation of SFAS No. 142.

Net income for the year ended December 31, 2002 increased 19% to $69.4 million from $58.4 million in 2001. Earnings per diluted share increased 26% to $1.03 in 2002 as compared to $0.82 in 2001. Net income in 2002 was positively impacted by the $17.0 million reduction in the warranty reserve (see above "Change in Accounting Estimate"). Net income in 2001 was negatively impacted by the $19.9 million energy derivative charge (see below "Supply of Electricity and Energy Contracts"). Excluding the $17.0 million non-cash warranty reserve adjustment recorded in 2002 and the $19.9 million non-cash energy derivative charge recorded in 2001, the Company's net income for 2002 as compared to 2001 would have decreased 19% to $58.9 million in 2002 from $72.6 million in 2001 and diluted earnings per share would have decreased 15% to $0.87 from $1.02.

The following summarizes what net income and earnings per share would have been had the warranty reserve adjustment and the energy derivative charge, adjusted for taxes, been excluded from reported results:

	For the Years Ended December 31,		Growth/(Decline)	
(In millions, except per share data)	2002	2001	Dollars	Percent
Reported net income	$ 69.4	$ 58.4	$ 11.0	19%
Non-cash warranty reserve adjustment	(10.5)	—		
Non-cash energy derivative charge	—	14.2		
Pro forma net income	$ 58.9	$ 72.6	$ (13.7)	(19)%
Reported basic earnings per share	$ 1.04	$ 0.84	$ 0.20	24%
Non-cash warranty reserve adjustment	(0.16)	—		
Non-cash energy derivative charge	—	0.20		
Pro forma basic earnings per share	$ 0.88	$ 1.04	$ (0.16)	(15)%
Reported diluted earnings per share	$ 1.03	$ 0.82	$ 0.21	26%
Non-cash warranty reserve adjustment	(0.16)	—		
Non-cash energy derivative charge	—	0.20		
Pro forma diluted earnings per share	$ 0.87	$ 1.02	$ (0.15)	(15)%

Financial Condition

Cash and cash equivalents decreased $61.2 million (56%) to $47.3 million at December 31, 2003, from $108.5 million at December 31, 2002. This decrease resulted primarily from cash used in investing activities of $167.9 million and cash used in financing activities of $13.4 million, substantially offset by cash provided by operating activities of $118.7 million. Cash flows used in investing activities are primarily attributable to cash used to purchase the Top-Flite assets ($160.3 million) and capital expenditures ($7.8 million). Cash flows used in financing activities are primarily attributable to the payment of dividends ($18.5 million), the acquisition of treasury stock ($4.8 million) and payments related to financing arrangements ($8.1 million), partially offset by proceeds from the exercise of employee stock options ($13.8 million) and purchases under the employee stock purchase plan ($4.2 million). Cash flows provided by operating activities reflect net income adjusted for depreciation and amortization ($44.5 million) and losses on the disposal of long-lived assets ($24.2 million — see above "Top-Flite Acquisition") combined with decreases in accounts receivables ($12.7 million) and inventories ($4.9 million), partially offset by increases in other assets ($4.7 million), accrued employee compensation and benefits ($3.9 million) and accounts payable and accrued expenses ($2.6 million).

At December 31, 2003, the Company's net accounts receivable increased $36.8 million to $100.7 million from $63.9 million at December 31, 2002. The increase is partially due to the addition of Top-Flite's accounts receivable which were $28.6 million at December 31, 2003. Excluding the Top-Flite balances, accounts receivable would have increased $8.2 million.

At December 31, 2003, the Company's net inventory increased $33.6 million to $185.4 million from $151.8 million at December 31, 2002. This increase was due to the addition of Top-Flite's inventory which was $39.9 million at December 31, 2003. Excluding the Top-Flite balances, inventory would have decreased $6.3 million in 2003 as compared to 2002.

At December 31, 2003, the Company's net property, plant and equipment decreased $2.5 million to $164.8 million from $167.3 million at December 31, 2002. This decrease is primarily due to current-year depreciation and amortization expense of $42.5 million and the disposal of $24.1 million of assets during the fourth quarter of 2003, resulting from efforts to consolidate the Callaway Golf and Top-Flite golf ball and golf club manufacturing and research and development operations (see above "Top-Flite Acquisition"). These decreases were partially offset by the addition of Top-Flite property, plant and equipment of $56.7 million and current-year capital expenditures of $7.8 million.

At December 31, 2003, the Company's net intangible assets increased $46.5 million to $149.6 million from $103.1 million at December 31, 2002. This increase is due to the addition of Top-Flite intangible assets of $47.6 million in 2003.

Liquidity

Sources of Liquidity

The Company's principal sources of liquidity, both on a short-term and long-term basis, for the periods presented generally have been cash flows provided by operations. The Company currently expects this to continue over the long-term. In the short term, however, given the significant amount of cash used in the Top-Flite acquisition, the Company intends to supplement its cash provided by operations with its credit facilities. At December 31, 2003, the Company had a revolving line of credit with Bank of America and certain other lenders to borrow up to $100.0 million (the "Credit Facility"). At December 31, 2003, there were no borrowings outstanding under the Credit Facility and the Company was in compliance with the covenants prescribed by that facility. As expected, during the first quarter of 2004 the Company began using its line of credit. Also during the first quarter of 2004, as a result of the recent Top-Flite Acquisition and normal seasonality of the Company's business, the Company obtained a commitment (subject to customary loan documentation and closing conditions) for an additional $25.0 million unsecured line of credit with Bank of America. The purpose of this commitment is to ensure an additional source of liquidity during the first part of the new golf season during which the Company typically uses more cash than it generates. During the second quarter, the Company typically begins generating cash in excess of its cash needs. The Company expects that all amounts borrowed under its credit facilities will be paid off by the end of the second quarter and that the Company will thereafter continue to generate cash for the balance of the year.

The Credit Facility is scheduled to be available until November 2004, subject to earlier termination in accordance with its terms and subject to extension upon agreement of all parties. Upon the expiration of the Credit Facility, provided the Company is not in default of the terms of the Credit Facility and subject to certain conditions, the Company has the option to convert the amounts outstanding under the Credit Facility into a one-year term loan.

Subject to the terms of the Credit Facility, the Company can borrow up to a maximum of $100.0 million. The Company is required to pay certain fees, including an unused commitment fee equal to 12.5 to 20.0 basis points per annum of the unused commitment amount, with the exact amount determined based upon the Company's Consolidated Leverage Ratio. For purposes of the Credit Facility, "Consolidated Leverage Ratio" means, as of any date of determination, the ratio of "Consolidated Funded Indebtedness" as of such date to "Consolidated EBITDA" for the four most recent fiscal quarters (as such terms are defined in the Credit Facility agreement). Outstanding borrowings under the Credit Facility accrue interest at the Company's election at (i) the higher of (a) the Federal Funds Rate plus 50.0 basis points or (b) Bank of America's prime rate, and in either case less a margin of 50.0 to 100.0 basis points depending upon the Company's Consolidated Leverage Ratio or (ii) the Eurodollar Rate (as such term is defined in the Credit Facility agreement), plus a margin of 75.0 to 125.0 basis points depending upon the Company's Consolidated Leverage Ratio. The Company has agreed that repayment of amounts under the Credit Facility will be guaranteed by certain of the Company's domestic subsidiaries and will be secured by the Company's pledge of 65% of the stock it holds in certain of its foreign subsidiaries and by certain intercompany debt securities and proceeds thereof.

The Credit Facility agreement requires the Company to maintain certain minimum financial covenants. Specifically, (i) the Company's Consolidated Leverage Ratio may not exceed 1.25 to 1.00 and (ii) Consolidated EBITDA (which would exclude certain non-cash charges related to the restructuring of the Company's golf ball operations) for any four consecutive quarters may not be less than $50.0 million. The Credit Facility agreement also includes certain other restrictions, including restrictions limiting additional indebtedness, dividends, stock repurchases, transactions with affiliates, capital expenditures, asset sales, acquisitions, mergers, liens and encumbrances and other matters customarily restricted in loan documents. The Credit Facility also contains other customary provisions, including affirmative covenants, representations and warranties and events of default.

Golf Ball Operations

Through December 31, 2003, the Company's golf ball operations related to the Callaway Golf brand have not generated cash flows sufficient to fund these operations. In September 2003, the Company completed the Top-Flite Acquisition. The Company believes that the future combined Callaway Golf and Top-Flite golf ball operations will generate sufficient cash flows to fund these operations.

Share Repurchases

In May 2000, August 2001 and May 2002, the Company announced that its Board of Directors authorized it to repurchase its Common Stock in the open market or in private transactions, subject to the Company's assessment of market conditions and buying opportunities from time to time, up to a maximum cost to the Company of $100.0 million, $100.0 million and $50.0 million, respectively. The following schedule summarizes the status of the Company's repurchase programs:

	Years Ended December 31,					
	2003		2002		2001	
(In thousands, except per share data)	Shares Repurchased	Average Cost Per Share	Shares Repurchased	Average Cost Per Share	Shares Repurchased	Average Cost Per Share
Authority Announced in May 2000	—	$ —	—	$ —	1,022	$ 19.09
Authority Announced in August 2001	—	$ —	866	$ 17.86	4,979	$ 16.98
Authority Announced in May 2002	373	$ 12.77	1,967	$ 15.75	n/a	n/a
Total	373	$ 12.77	2,833	$ 16.40	6,001	$ 17.34

The Company has completed its May 2000 and August 2001 repurchase programs. As of December 31, 2003, the Company is authorized to repurchase up to $14.3 million of its Common Stock under the repurchase program announced in May 2002. The Company's repurchases of shares of Common Stock are recorded at average cost in Common Stock held in treasury and result in a reduction of shareholders' equity.

Other Significant Cash Obligations

The following table provides as of December 31, 2003 certain significant cash obligations that will affect the Company's future liquidity (in millions):

		Payments Due by Period			
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt obligations	$ —	$ —	$ —	$ —	$ —
Operating leases[1]	15.4	4.6	6.3	2.9	1.6
Capital leases[2]	0.4	0.2	0.2	—	—
Unconditional purchase obligations	[3]	[3]	—	—	—
Deferred compensation[4]	8.9	1.1	1.5	0.4	5.9
Total[5]	$ 24.7	$ 5.9	$ 8.0	$ 3.3	$ 7.5

(1) The Company leases certain warehouse, distribution and office facilities, vehicles as well as office equipment under operating leases. The amounts presented in this line item represent commitments for minimum lease payments under non-cancelable operating leases and include operating leases assumed as part of the Top-Flite Acquisition.

(2) The Company acquired certain capital lease obligations as a result of the Top-Flite Acquisition primarily related to computer and telecommunications systems. The amounts presented in this line item represent commitments for minimum lease payments under non-cancelable capital leases.

(3) Occasionally the Company enters into long-term purchase commitments for production materials and other items; however, at December 31, 2003, the Company had no such outstanding commitments. The Company also enters into unconditional purchase obligations with various vendors and suppliers of goods and services in the normal course of operations through purchase orders or other documentation or are undocumented except for an invoice. Such obligations are generally outstanding for periods less than a year and are settled by cash payments upon delivery of goods and services and are not reflected in this line item.

(4) The amounts presented in this line item represent the liability for the Company's unfunded, non-qualified deferred compensation plan. The plan allows officers, certain other employees and directors of the Company to defer all or part of their compensation, to be paid to the participants or their designated beneficiaries after retirement, death or separation from the Company. To support the deferred compensation plan, the Company has elected to purchase Company-owned life insurance. The cash surrender value of the Company-owned insurance related to deferred compensation is included in other assets and was $9.9 million at December 31, 2003.

(5) During the third quarter of 2001, the Company entered into a derivative commodity instrument to manage electricity costs in the volatile California energy market. The contract was originally effective through May 2006. During the fourth quarter of 2001, the Company notified the energy supplier that, among other things, the energy supplier was in default of the energy supply contract and that based upon such default, and for other reasons, the Company was terminating the energy supply contract. The Company continues to reflect the $19.9 million derivative valuation account on its balance sheet, subject to periodic review, in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The $19.9 million represents unrealized losses resulting from changes in the estimated fair value of the contract and does not represent contractual cash obligations. The Company believes the energy supply contract has been terminated and, therefore, the Company does not have any further cash obligations under the contract. Accordingly, the energy derivative valuation account is not included in the table. There can be no assurance, however, that a party will not assert a future claim against the Company or that a bankruptcy court or arbitrator will not ultimately nullify the Company's termination of the contract. No provision has been made for contingencies or obligations, if any, under the contract beyond November 2001. See below "Supply of Electricity and Energy Contracts."

In addition to the obligations listed above, the Company has entered into contracts with professional golfers to evaluate and promote Callaway Golf, Odyssey, Top-Flite, Ben Hogan and Strata branded products. Many of these contracts provide incentives for successful performances using the Company's products. For example, under these contracts, the Company could be obligated to pay a cash bonus to a professional who wins a particular tournament while playing the Company's golf clubs or golf balls. It is not possible to predict with any certainty the amount of such performance awards the Company will be required to pay in any given year. Such expenses, however, are an ordinary part of the Company's business and the Company does not believe that the payment of these performance awards will have a material adverse effect upon the Company. See below "Certain Factors Affecting Callaway Golf Company — Golf Professional Endorsements."

During its normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These include (i) intellectual property indemnities to the Company's customers and licensees in connection with the use, sale and/or license of Company products or trademarks, (ii) indemnities to various lessors in connection with facility leases for certain claims arising from such facilities or leases, (iii) indemnities to vendors and service providers pertaining to claims based on the negligence or willful misconduct of the Company and (iv) indemnities involving the accuracy of representations and warranties in certain contracts. In addition, the Company has made contractual commitments to several employees providing for severance payments upon the occurrence of certain prescribed events. The Company also has several consulting agreements that provide for payment of nominal fees upon the issuance of patents and/or the commercialization of research results. The Company has also issued a guarantee in the form of a standby letter of credit as security for contingent liabilities under certain workers' compensation insurance policies. The duration of these indemnities, commitments and guarantees varies, and in certain cases, may be indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation on the maximum amount of future payments the Company could be obligated to make. Historically, costs incurred to settle claims related to indemnities have not been material to the Company's financial position, results of operations or cash flows. In addition, the Company believes the likelihood is remote that material payments will be required under the commitments and guarantees described above. The fair value of indemnities, commitments and guarantees that the Company issued during the fiscal year ended December 31, 2003 was not material to the Company's financial position, results of operations or cash flows.

In addition to the contractual obligations listed above, the Company's liquidity could also be adversely affected by an unfavorable outcome with respect to claims and litigation that the Company is subject to from time to time. See Note 13 to the Company's Consolidated Financial Statements.

Sufficiency of Liquidity

Based upon its current operating plan, analysis of its consolidated financial position and projected future results of operations, the Company believes that its operating cash flows, together with its credit facilities, will be sufficient to finance current operating requirements, planned capital expenditures, contractual obligations and commercial commitments, for the next 12 months. There can be no assurance, however, that future industry specific or other developments, general economic trends or other matters will not adversely affect the Company's operations or its ability to meet its future cash requirements (see below "Certain Factors Affecting Callaway Golf Company").

Supply of Electricity and Energy Contracts

Beginning in the summer of 2000, the Company identified a future risk to ongoing operations as a result of the deregulation of the electricity market in California. In July 2000, the Company entered into a one-year supply agreement with Idaho Power Company ("Idaho Power"), a subsidiary of Idacorp, Inc., for the supply of electricity at $64 per megawatt hour. During the second quarter of 2001, Idaho Power advised the Company that it was unwilling to renew the contract upon expiration in July 2001 due to concerns surrounding the volatility of the California electricity market at that time.

As a result, in the second quarter of 2001, the Company entered into an agreement with Pilot Power Group Inc. ("Pilot Power") as the Company's energy service provider and in connection therewith entered into a long-term, fixed-priced, fixed-capacity, energy supply contract ("Enron Contract") with Enron Energy Services, Inc. ("EESI"), a subsidiary of Enron Corporation, as part of a comprehensive strategy to ensure the uninterrupted supply of electricity while capping costs in the volatile California electricity market. The Enron Contract provided, subject to the other terms and conditions of the contract, for the Company to purchase nine megawatts of energy per hour from June 1, 2001 through May 31, 2006 (394,416 megawatts over the term of the contract). The total purchase price for such energy over the full contract term would have been approximately $43.5 million.

At the time the Company entered into the Enron Contract, nine megawatts per hour was in excess of the amount the Company expected to be able to use in its operations. The Company agreed to purchase this amount, however, in order to obtain a more favorable price than the Company could have obtained if the Company had purchased a lesser quantity. The Company expected to be able to sell any excess supply through Pilot Power.

Because the Enron Contract provided for the Company to purchase an amount of energy in excess of what it expected to be able to use in its operations, the Company accounted for the Enron Contract as a derivative instrument in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Enron Contract did not qualify for hedge accounting under SFAS No. 133. Therefore, the Company recognized changes in the estimated fair value of the Enron Contract currently in earnings. The estimated fair value of the Enron Contract was based upon a present value determination of the net differential between the contract price for electricity and the estimated future market prices for electricity as applied to the remaining amount of unpurchased electricity under the Enron Contract. Through September 30, 2001, the Company had recorded unrealized pre-tax losses of $19.9 million.

On November 29, 2001, the Company notified EESI that, among other things, EESI was in default of the Enron Contract and that based upon such default, and for other reasons, the Company was terminating the Enron Contract effective immediately. At the time of termination, the contract price for the remaining energy to be purchased under the Enron Contract through May 2006 was approximately $39.1 million.

On November 30, 2001, EESI notified the Company that it disagreed that it was in default of the Enron Contract and that it was prepared to deliver energy pursuant to the Enron Contract. However, on December 2, 2001, EESI, along with Enron Corporation and numerous other related entities, filed for bankruptcy. Since November 30, 2001, the parties have not been operating under the Enron Contract and Pilot Power has been providing energy to the Company from alternate suppliers.

As a result of the Company's notice of termination to EESI, and certain other automatic termination provisions under the Enron Contract, the Company believes that the Enron Contract has been terminated. As a result, the Company adjusted the estimated value of the Enron Contract through the date of termination, at which time the terminated Enron Contract ceased to represent a derivative instrument in accordance with SFAS No. 133. Because the Enron Contract is terminated and neither party to the contract is performing pursuant to the terms of the contract, the Company no longer records future valuation adjustments for changes in electricity rates. The Company continues to reflect on its balance sheet the derivative valuation account of $19.9 million, subject to periodic review, in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."

The Company believes the Enron Contract has been terminated, and as of March 1, 2004, EESI has not asserted any claim against the Company. There can be no assurance, however, that EESI or another party will not assert a future claim against the Company or that a bankruptcy court or arbitrator will not ultimately nullify the Company's termination of the Enron Contract. No provision has been made for contingencies or obligations, if any, under the Enron Contract beyond November 30, 2001.

Certain Factors Affecting Callaway Golf Company

The financial statements contained in this report and the related discussion describe and analyze the Company's financial performance and condition for the periods indicated. For the most part, this information is historical. The Company's prior results, however, are not necessarily indicative of the Company's future performance or financial condition. The Company has also included certain forward-looking statements concerning the Company's future performance or financial condition. These forward-looking statements are based upon current information and expectations and actual results could differ materially. The Company therefore has included the following discussion of certain factors that could cause the Company's future performance or financial condition to differ materially from its prior performance or financial condition or from management's expectations or estimates of the Company's future performance or financial condition. These factors, among others, should be considered in assessing the Company's future prospects and prior to making an investment decision with respect to the Company's stock.

Top-Flite Golf Company Asset Acquisition

In September 2003, the Company acquired through a court-approved sale substantially all of the golf-related assets of the TFGC Estate Inc. (f/k/a The Top-Flite Golf Company, f/k/a Spalding Sports Worldwide Inc.), which included golf ball manufacturing facilities, the Top-Flite, Strata and Ben Hogan brands, and all golf-related patents and trademarks. The Company faces certain challenges associated with this acquisition, including (i) reinvigorating the Top-Flite brand in the marketplace, (ii) the assimilation of the Top-Flite and Callaway Golf brands in the marketplace without negatively affecting the sales of either brand, (iii) the integration and consolidation of the Callaway Golf and Top-Flite golf ball manufacturing operations and the integration of the international Top-Flite sales and distribution operations with the Company's existing foreign subsidiaries, (iv) operating all or almost all of the golf ball manufacturing operations in a mature facility that is located in a harsh climate across the country from the Company's principal executive offices and that has a unionized workforce, and (v) the employee and other issues inherent in any consolidation. Furthermore, the integration and consolidation of the acquired assets will require a considerable amount of time and attention of senior management and others, which could have an adverse effect upon the Company's club business.

In addition, in connection with the integration and consolidation of the golf ball manufacturing operations, the Company has incurred and expects to incur additional, significant charges to earnings. During the fourth quarter of 2003, the Company recorded a charge for $24.1 million related to the disposal of certain golf ball manufacturing equipment. On January 22, 2004, the Company announced that in 2004 it expects to incur additional charges of approximately $35.0 million as it continues to consolidate its operations.

Finally, the Company has spent a considerable amount of cash to acquire The Top-Flite Golf Company assets and there is no assurance that the Company will realize a satisfactory return on its investment.

Terrorist Activity and Armed Conflict

Terrorist activities and armed conflicts in recent years (such as the attacks on the World Trade Center and the Pentagon, the incidents of Anthrax poisoning and the military actions in the Middle East, including the War in Iraq), as well as the threat of future conflict, have had a significant adverse effect upon the Company's business. Any such additional events would likely have an adverse effect upon the world economy and would likely adversely affect the level of demand for the Company's products as consumers' attention and interest are diverted from golf and become focused on these events and the economic, political, and public safety issues and concerns associated with such events. Also, such events could adversely affect the Company's ability to manage its supply and delivery logistics. If such events caused a significant disruption in domestic or international air, ground or sea shipments, the Company's ability to obtain the materials necessary to produce and sell its products and to deliver customer orders also would be materially adversely affected. Furthermore, such events have negatively impacted tourism. If this negative impact upon tourism continues, the Company's sales to retailers at resorts and other vacation destinations would be materially adversely affected.

Pandemic Diseases

The outbreak of a pandemic disease, such as Severe Acute Respiratory Syndrome ("SARS") or the Avian Flu, could significantly adversely affect the Company's business. A pandemic disease could significantly adversely affect both the demand for the Company's products as well as the supply of the components used to make the Company's products. Demand for golf products could be negatively affected as consumers in the affected regions restrict their recreational activities and as tourism to those areas declines. Moreover, the Company relies on many companies in Asia for its components. If the Company's suppliers experienced a significant disruption in their business as a result of a pandemic disease, the Company's ability to obtain the necessary components to make its products could be significantly adversely affected. In addition, the outbreak of any such disease generally restricts the travel to and from such countries making it more difficult in general to manage the Company's international operations.

Adverse Global Economic Conditions

The Company sells golf clubs, golf balls and golf accessories. These products are recreational in nature and are therefore discretionary purchases for consumers. Consumers are generally more willing to make discretionary purchases of golf products during favorable economic conditions and when consumers are feeling confident and prosperous. Adverse economic conditions in the United States or in the Company's international markets (which represent almost half of the Company's total sales), or a decrease in prosperity among consumers, or even a decrease in consumer confidence as a result of anticipated adverse economic conditions, could cause consumers to forgo or to postpone purchasing new golf products. Such forgone or postponed purchases could have a material adverse effect upon the Company.

The Company believes that the current economic conditions in many of the countries where the Company conducts business, although beginning to show signs of improvement, generally remain unfavorable to the golf industry. Many people in the United States have lost a substantial amount of wealth in the stock market, including some who have lost all or substantially all of their retirement savings. Furthermore, in the United States, there have been announcements by companies of significant reductions in force, and others are possible, and consumers are less likely to purchase new golf equipment when they are unemployed. The Company believes that these adverse conditions have adversely affected the Company's sales and will continue to do so until such conditions improve.

Foreign Currency Risk

Almost half of the Company's sales are international sales. As a result, the Company conducts transactions in approximately 12 currencies worldwide. Conducting business in such various currencies increases the Company's exposure to fluctuations in foreign currency exchange rates relative to the U.S. dollar. Changes in exchange rates may positively or negatively affect the Company's financial results. Overall, the Company is generally negatively affected by a stronger U.S. dollar in relation to the foreign currencies in which the Company conducts business. Conversely, overall, the Company is generally positively affected by a weaker U.S. dollar relative to such foreign currencies. For the effect of foreign currencies on the Company's financial results for the current reporting periods, see above "Results of Operations."

The effects of foreign currency fluctuations can be significant. The Company therefore engages in certain hedging activities to mitigate the impact of foreign currency fluctuations over time on the Company's financial results. The Company's hedging activities reduce, but do not eliminate, the effects of such foreign currency fluctuations. Factors that could affect the effectiveness of the Company's hedging activities include accuracy of sales forecasts, volatility of currency markets and the availability of hedging instruments. Since the hedging activities are designed to reduce volatility, they not only reduce the negative impact of a stronger U.S. dollar but they also reduce the positive impact of a weaker U.S. dollar. For the effect of the Company's hedging activities during the current reporting periods, see below "Quantitative and Qualitative Disclosures about Market Risk."

The Company's future financial results could be significantly negatively affected if the value of the U.S. dollar increases relative to the foreign currencies in which the Company conducts business. The degree to which the Company's financial results are affected will depend in part upon the effectiveness or ineffectiveness of the Company's hedging activities.

Growth Opportunities

Golf Clubs. In order for the Company to significantly grow its sales of golf clubs, the Company must either increase its share of the market for golf clubs or the market for golf clubs must grow. The Company already has a significant share of the worldwide premium golf club market and therefore opportunities for additional market share may be limited. The Company does not believe there has been any material increase in the number of golfers in the United States in over four years. Golf Datatech has reported that during 2003 the number of golf rounds played in the United States declined 2.6%, as compared to the same period in 2002, and that rounds played have decreased each year since at least 1999. Furthermore, the Company believes that since 1997 the overall worldwide premium golf club market has generally not experienced substantial growth in dollar volume from year to year. There is no assurance that the overall dollar volume of the worldwide premium golf club market will grow, or that it will not decline, in the future.

Golf Balls. In connection with the acquisition of the Top-Flite assets, the Company anticipates that it will significantly increase its golf ball market share. Prior to the acquisition, however, both Callaway Golf's and Top-Flite's market shares had been declining. The Company's ability to reverse such decline and obtain the market share previously enjoyed by The Top-Flite Golf Company will depend in part upon the Company's ability to integrate the Top-Flite brands and operations with the Callaway Golf brands and operations. There is no assurance that the Company will be able to successfully or profitably integrate these brands or operations or maintain the combined market share previously enjoyed by The Top-Flite Golf Company and Callaway Golf Company.

Golf Ball Costs

The cost of entering the golf ball business has been significant. The cost of competing in the golf ball business has also been significant and has required significant investment in advertising, tour and promotion. The development of the Callaway Golf Company golf ball business has had a significant negative impact on the Company's cash flows, financial position and results of operations. In addition, the Company spent approximately $154 million in cash to acquire substantially all of the golf-related assets of TFGC Estate Inc. (f/k/a The Top-Flite Golf Company, f/k/a Spalding Sports Worldwide, Inc.). As presently structured, the Company will need to produce and sell golf balls in large volumes to cover its costs and be profitable. There is no assurance that the Company will be able to achieve the sales volume necessary to make its golf ball business profitable. Until the golf ball business becomes profitable, the Company's results of operations, cash flows and financial position will continue to be negatively affected.

Manufacturing Capacity

The Company plans its manufacturing capacity based upon the forecasted demand for its products. Actual demand for such products may exceed or be less than forecasted demand. The Company's unique product designs often require sophisticated manufacturing techniques, which can require significant start-up expenses and/or limit the Company's ability to quickly expand its manufacturing capacity to meet the full demand for its products. If the Company is unable to produce sufficient quantities of new products in time to fulfill actual demand, especially during the Company's traditionally busy season, it could limit the Company's sales and adversely affect its financial performance. On the other hand, the Company invests in manufacturing capacity and commits to components and other manufacturing inputs for varying periods of time, which can limit the Company's ability to quickly react if actual demand is less than forecasted demand. This could result in less than optimum capacity usage and/or in excess inventories and related obsolescence charges that could adversely affect the Company's financial performance. In addition, if the Company were to experience delays, difficulties or increased costs in its production of golf clubs or golf balls, including production of new products needed to replace current products, the Company's future golf club or golf ball sales could be adversely affected.

Dependence on Energy Resources

The Company's golf club and golf ball manufacturing facilities use, among other resources, significant quantities of electricity to operate. In 2001, some companies in California, including the Company, experienced periods of blackouts during which electricity was not available. The Company has taken certain steps to provide access to alternative power supplies for certain of its operations, and believes that these measures could mitigate any impact resulting from possible future blackouts. The Company is currently purchasing wholesale energy through the Company's energy service provider under short-term the Company's energy service provider under short-term contracts. From time to time, legislation has been introduced that would restrict the Company's ability to purchase wholesale energy through its energy service provider. If any such legislation were passed, the Company may be required to purchase energy from the local public utility, which could cause the Company's cost of energy to increase. If the Company's costs of energy were to increase as a result of such legislation or otherwise, the Company's results of operations would be adversely affected.

Dependence on Certain Suppliers and Materials

The Company is dependent on a limited number of suppliers for its clubheads and shafts, some of which are single-sourced. In addition, some of the Company's products require specifically developed manufacturing techniques and processes which make it difficult to identify and utilize alternative suppliers quickly. The Company believes that suitable clubheads and shafts could be obtained from other manufacturers in the event its regular suppliers (because of financial difficulties or otherwise) are unable or fail to provide suitable components. However, there could be a significant production delay or disruption caused by the inability of current suppliers to deliver or the transition to other suppliers, which in turn could have a material adverse impact on the Company's results of operations. The Company is also single-sourced or dependent on a limited number of suppliers for the materials it uses to make its golf balls. Many of the materials are customized for the Company. Any delay or interruption in such supplies could have a material adverse impact upon the Company's golf ball business. If the Company did experience any such delays or interruptions, there is no assurance that the Company would be able to find adequate alternative suppliers at a reasonable cost or without significant disruption to its business.

The Company uses United Parcel Service ("UPS") for substantially all ground shipments of products to its U.S. customers. The Company uses air carriers and ships for most of its international shipments of products. Any significant interruption in UPS, air carrier or ship services could have a material adverse effect upon the Company's ability to deliver its products to its customers. If there were any significant interruption in such services, there is no assurance that the Company could engage alternative suppliers to deliver its products in a timely and cost-efficient manner. In addition, many of the components the Company uses to build its golf clubs, including clubheads and shafts, are shipped to the Company via air carrier and ship services. Any significant interruption in UPS services, air carrier services or shipping services into or out of the United States could have a material adverse effect upon the Company (see also below "International Risks").

The Company's size has made it a large consumer of certain materials, including titanium alloys and carbon fiber. The Company does not make these materials itself, and must rely on its ability to obtain adequate supplies in the world marketplace in competition with other users of such materials. While the Company has been successful in obtaining its requirements for such materials thus far, there can be no assurance that it always will be able to do so. An interruption in the supply of the materials used by the Company or a significant change in costs could have a material adverse effect on the Company.

Competition

Golf Clubs. The worldwide market for premium golf clubs is highly competitive, and is served by a number of well-established and well-financed companies with recognized brand names, as well as new companies with popular products. New product introductions, price reductions, consignment sales, extended payment terms and "close-outs" (including close-outs of products that were recently commercially successful) by competitors continue to generate increased market competition. While the Company believes that its products and its marketing efforts continue to be competitive, there can be no assurance that successful marketing activities, discounted pricing, consignment sales, extended payment terms or new product introductions by competitors will not negatively impact the Company's future sales.

Golf Balls. The premium golf ball business is also highly competitive and may be becoming even more competitive. There are a number of well-established and well-financed competitors, including one competitor with an estimated market share in excess of 50%. Furthermore, worldwide sales of golf balls have been declining due to declines in the number of golf rounds played and other factors, resulting in a surplus of worldwide golf ball manufacturing capacity. As competition in this business increases, many of these competitors are substantially discounting the prices of their products and/or increasing advertising, tour or other promotional support. This increased competition has resulted in significant expenses in both tour and advertising support and product development. In order for its golf ball business to be successful, the Company will need to integrate the acquired Top-Flite assets with its golf ball manufacturing operations and must produce golf balls at prices and costs that are reasonable and must sell a sufficient amount of golf balls of both brands in excess of such costs to be profitable.

On a consolidated basis, no one customer that distributes golf clubs or balls in the United States accounted for more than 4% of the Company's revenues in 2003, 2002 or 2001. On a segment basis, the golf ball customer base is much more concentrated than the golf club customer base. In 2004, it is expected that the top five golf ball customers will account for over 25% of the total golf ball sales. A loss of one or more of these customers could have a significant adverse effect upon the Company's golf ball sales.

Market Acceptance of Products

A golf manufacturer's ability to compete is in part dependent upon its ability to satisfy the various subjective requirements of golfers, including a golf club's and golf ball's look and "feel," and the level of acceptance that a golf club and ball have among professional and recreational golfers. The subjective preferences of golf club and ball purchasers are difficult to predict and may be subject to rapid and unanticipated changes. In addition, the Company's products have tended to incorporate significant innovations in design and manufacture, which have often resulted in higher prices for the Company's products relative to other products in the marketplace. There can be no assurance that a significant percentage of the public will always be willing to pay such premium prices for golf equipment or that the Company will be able to continue to design and manufacture premium products that achieve market acceptance in the future. For example, in 2002, the Company introduced the Big Bertha C4 Driver made of compression-cured carbon composite. Despite the product's excellent performance, this product did not meet the Company's sales expectations and is indicative of the risks associated with the subjective preferences of golfers. In general, there can be no assurance as to how long the Company's golf clubs and golf balls will maintain market acceptance and therefore no assurance that the demand for the Company's products will permit the Company to experience growth in sales, or maintain historical levels of sales, in the future.

New Product Introduction and Product Cyclicality

The Company believes that the introduction of new, innovative golf clubs and golf balls is important to its future success. A major portion of the Company's revenues is generated by products that are less than two years old. The Company faces certain risks associated with such a strategy. For example, in the golf industry, new models and basic design changes in golf equipment are frequently met with consumer rejection. In addition, prior successful designs may be rendered obsolete within a relatively short period of time as new products are introduced into the marketplace. Further, any new products that retail at a lower price than prior products may negatively impact the Company's revenues unless unit sales increase. The rapid introduction of new golf club or golf ball products by the Company could result in close-outs of existing inventories at both the wholesale and retail levels. Such close-outs can result in reduced margins on the sale of older products, as well as reduced sales of new products, given the availability of older products at lower prices.

The Company's newly introduced golf club products generally have a product life cycle of approximately two years. These products generally sell significantly better in the first year after introduction as compared to the second year. In certain markets, such as Japan, the decline in sales during the second year is even more significant. The Company's titanium metal wood products generally sell at higher price points than its comparable steel metal wood products. Historically, the Company's wood products generally have achieved better gross margins than its comparable iron products. The Company's sales and gross margins for a particular period may be negatively or positively affected by the mix of new products sold in such period.

Seasonality and Adverse Weather Conditions

In addition to the effects of product cycles described above, the Company's business is also subject to the effects of seasonal fluctuations. The Company's first quarter sales generally represent the Company's sell-in to the golf retail channel of its products for the new golf season. Orders for many of these sales are received during the fourth quarter of the prior year. The Company's second and third quarter sales generally represent re-order business. Sales during the second and third quarters therefore are significantly affected not only by the sell-through of the Company's products that were sold into the channel during the first quarter but also by the sell-through of the products of the Company's competitors. Retailers are sometimes reluctant to re-order the Company's products in significant quantity when they already have excess inventory of the Company's competitors' products. The Company's sales during the fourth quarter are generally significantly less than the other quarters because in general in the Company's principal markets less people are playing golf during that time of year due to cold weather. Furthermore, it previously was the Company's practice to announce its new product line at the beginning of each calendar year. The Company has departed from that practice and now generally announces its new product line in the fourth quarter to allow retailers to plan better. Such early announcements of new products could cause golfers, and therefore the Company's customers, to defer purchasing additional golf equipment until the Company's new products are available. Such deferments could have a material adverse effect upon sales of the Company's current products and/or result in close-out sales at reduced prices.

Because of these seasonal trends, the Company's business can be significantly adversely affected by unusual or severe weather conditions. Unfavorable weather conditions generally result in less golf rounds played, which generally results in less demand for golf clubs and golf balls. Consequently, sustained adverse weather conditions, especially during the warm weather months, could materially affect the Company's sales.

Conformance with the Rules of Golf

New golf club and golf ball products generally seek to satisfy the standards established by the USGA and R&A because these standards are generally followed by golfers within their respective jurisdictions. The USGA rules are generally followed in the United States, Canada and Mexico, and the R&A rules are generally followed in most other countries throughout the world. The Rules of Golf as published by the R&A and the USGA are virtually the same except with respect to the regulation of "driving clubs." All of the Company's current products (including the new ERC Fusion and Great Big Bertha II Drivers), with the exception of the ERC Fusion+ and Great Big Bertha II+ Drivers, are believed to be "conforming" under the Rules of Golf as published by the USGA. All of the Company's current products are believed to be conforming to the existing Rules of Golf as published by the R&A. However, effective January 1, 2003 the Company's ERC Fusion+ and Great Big Bertha II+ Titanium Drivers are not conforming in certain competitions involving highly skilled golfers and effective January 1, 2008 such drivers will not be conforming under the generally applicable Rules of Golf as published by the R&A. These new R&A restrictions could affect current and future sales of such drivers in R&A jurisdictions, including jurisdictions in which the Company previously sold such products and in which there previously were no R&A restrictions. The Company also believes that the general confusion created by the USGA as to what is a conforming or non-conforming driver has hurt sales of its drivers generally.

In addition, there is no assurance that the Company's future products will satisfy USGA and/or R&A standards, or that existing USGA and/or R&A standards will not be altered in ways that adversely affect the sales of the Company's products or the Company's brand. For example, both the USGA and the R&A are considering rules which would limit clubhead volume. If any such volume limitation rules were adopted and caused one or more of the Company's current products to be non-conforming, the Company's sales of such products could be adversely affected. Furthermore, such clubhead volume limitations would restrict the Company's ability to develop new golf club products.

Golf Professional Endorsements

The Company establishes relationships with professional golfers in order to evaluate and promote Callaway Golf, Odyssey, Top-Flite and Ben Hogan branded products. The Company has entered into endorsement arrangements with members of the various professional tours, including the Champions Tour, the PGA Tour, the LPGA Tour, the PGA European Tour, the Japan Golf Tour and the Nationwide Tour. While most professional golfers fulfill their contractual obligations, some have been known to stop using a sponsor's products despite contractual commitments. If certain of the Company's professional endorsers were to stop using the Company's products contrary to their endorsement agreements, the Company's business could be adversely affected in a material way by the negative publicity.

Golf Clubs. In the past, the Company has experienced an exceptional level of club usage on the world's major professional tours, and the Company has heavily advertised that fact. Many professional golfers throughout the world use the Company's golf clubs even though they are not contractually bound to do so and do not grant any endorsement to the Company. The Company from time to time implements programs that create cash incentives that financially reward such usage. Many other companies, however, also aggressively seek the patronage of these professionals and offer many inducements, including significant cash rewards and specially designed products. The inducements offered by other companies could result in a decrease in usage of the Company's clubs by professional golfers or increase the amount the Company must spend to maintain its tour presence. The Company believes that professional usage contributes to retail sales, and it is therefore possible that a decline in the level of professional usage of the Company's products could have a material adverse effect on the Company's sales and business.

Golf Balls. Many golf ball manufacturers, including the leading U.S. manufacturer of premium golf balls, have focused a great deal of their marketing efforts on promoting the fact that tour professionals use their balls. Some of these golf ball competitors spend large amounts of money to secure professional endorsements and/or usage, and the market leader has obtained a very high degree of tour penetration. While all of the Company's staff professionals, as well as other professionals who are not on the Company's staff, have decided to use the Company's golf balls in play, there is no assurance they will continue to do so. Furthermore, there are many other professionals who are already under contract with other golf ball manufacturers or who, for other reasons, may not choose to play the Company's golf ball products. The Company does not currently plan to match the endorsement spending levels of the leading manufacturer, and will instead rely more heavily upon the performance of the Company's golf ball products and other factors to attract professionals to the product. There is some evidence to suggest that there is a correlation between use by professional golfers and retail sales. The Company therefore believes that the results of the Company's golf ball business could be significantly affected by its success or lack of success in securing acceptance on the professional tours.

Intellectual Property and Proprietary Rights

The golf club industry, in general, has been characterized by widespread imitation of popular club designs. The Company has an active program of enforcing its proprietary rights against companies and individuals who market or manufacture counterfeits and "knock off" products, and asserts its rights against infringers of its copyrights, patents, trademarks and trade dress. However, there is no assurance that these efforts will reduce the level of acceptance obtained by these infringers. Additionally, there can be no assurance that other golf club manufacturers will not be able to produce successful golf clubs which imitate the Company's designs without infringing any of the Company's copyrights, patents, trademarks or trade dress.

An increasing number of the Company's competitors have, like the Company itself, sought to obtain patent, trademark, copyright or other protection of their proprietary rights and designs for golf clubs and golf balls. As the Company develops new products, it attempts to avoid infringing the valid patents and other intellectual property rights of others. Before introducing new products, the Company's legal staff evaluates the patents and other intellectual property rights of others to determine if changes are required to avoid infringing any valid intellectual property rights that could be asserted against the Company's new product offerings. From time to time, others have contacted or may contact the Company to claim that they have proprietary rights that have been infringed by the Company and/or its products. The Company evaluates any such claims and, where appropriate, has obtained or sought to obtain licenses or other business arrangements. To date, there have been no interruptions in the Company's business as a result of any claims of infringement. No assurance can be given, however, that the Company will not be adversely affected in the future by the assertion of intellectual property rights belonging to others. This effect could include alteration or withdrawal of existing products and delayed introduction of new products.

Various patents have been issued to the Company's competitors in the golf ball industry. As the Company develops its golf ball products, it attempts to avoid infringing valid patents or other intellectual property rights. Despite these attempts, it cannot be guaranteed that competitors will not assert and/or a court will not find that the Company's golf balls infringe certain patent or other rights of competitors. If the Company's golf balls are found to infringe on protected technology, there is no assurance that the Company would be able to obtain a license to use such technology, and it could incur substantial costs to redesign them and/or defend legal actions.

The Company has procedures to maintain the secrecy of its confidential business information. These procedures include criteria for dissemination of information and written confidentiality agreements with employees and suppliers. Suppliers, when engaged in joint research projects, are required to enter into additional confidentiality agreements. While these efforts are taken seriously, there can be no assurance that these measures will prove adequate in all instances to protect the Company's confidential information.

The Company's Code of Conduct prohibits misappropriation of trade secrets and confidential information of third parties. The Code of Conduct is contained in the Company's Employee Handbook and available to all employees on the Company's website. Employees also sign an Employee Invention and Confidentiality Agreement prohibiting disclosure of trade secrets and confidential information from third parties. Periodic training is provided to employees on this topic as well. Despite taking these steps, as well as others, the Company cannot guarantee that these measures will be adequate in all instances to prevent misappropriation of trade secrets from third parties or the accusation by a third party that such misappropriation has taken place.

Brand Licensing

The Company licenses its trademarks to third party licensees who produce, market and sell their products bearing the Company's trademarks. The Company chooses its licensees carefully and imposes upon such licensees various restrictions on the products, and on the manner, on which such trademarks may be used. Despite these restrictions, or if a licensee fails to adhere to these restrictions, the Company's brand could be damaged by the use or misuse of the Company's trademarks in connection with its licensees' products.

Product Returns

Golf Clubs. The Company supports all of its golf clubs with a limited two-year written warranty. Since the Company does not rely upon traditional designs in the development of its golf clubs, its products may be more likely to develop unanticipated problems than those of many of its competitors that use traditional designs. For example, clubs have been returned with cracked clubheads, broken graphite shafts and loose medallions. While any breakage or warranty problems are deemed significant by the Company, the incidence of defective clubs returned to date has not been material in relation to the volume of clubs that have been sold.

The Company monitors the level and nature of any golf club breakage and, where appropriate, seeks to incorporate design and production changes to assure its customers of the highest quality available in the market. Significant increases in the incidence of breakage or other product problems may adversely affect the Company's sales and image with golfers. The Company believes that it has adequate reserves for warranty claims. If the Company were to experience an unusually high incidence of breakage or other warranty problems in excess of these reserves, the Company's financial results would be adversely affected. See above, "Critical Accounting Policies and Estimates — Warranty."

Golf Balls. The Company has not experienced significant returns of defective golf balls, and in light of the quality control procedures implemented in the production of its golf balls, the Company does not expect a significant amount of defective ball returns. However, if future returns of defective golf balls were significant, it could have a material adverse effect upon the Company's golf ball business.

"Gray Market" Distribution

Some quantities of the Company's products find their way to unapproved outlets or distribution channels. This "gray market" for the Company's products can undermine authorized retailers and foreign wholesale distributors who promote and support the Company's products, and can injure the Company's image in the minds of its customers and consumers. On the other hand, stopping such commerce could result in a potential decrease in sales to those customers who are selling Callaway Golf products to unauthorized distributors and/or an increase in sales returns over historical levels. While the Company has taken some lawful steps to limit commerce in its products in the "gray market" in both the U.S. and abroad, it has not stopped such commerce.

International Risks

The Company's management believes that controlling the distribution of its products in certain major markets in the world has been and will be an element in the future growth and success of the Company. The Company sells and distributes its products directly (as opposed to through third party distributors) in many key international markets in Europe, Asia, North America and elsewhere around the world. These activities have resulted and will continue to result in investments in inventory, accounts receivable, employees, corporate infrastructure and facilities. In addition, there are a limited number of suppliers of golf club components in the United States and the Company has increasingly become more reliant on suppliers and vendors located outside of the United States. The operation of foreign distribution in the Company's international markets, as well as the management of relationships with international suppliers and vendors, will continue to require the dedication of management and other Company resources.

As a result of this international business, the Company is exposed to increased risks inherent in conducting business outside of the United States. In addition to foreign currency risks, these risks include (i) increased difficulty in protecting the Company's intellectual property rights and trade secrets, (ii) unexpected government action or changes in legal or regulatory requirements, (iii) social, economic or political instability, (iv) the effects of any anti-American sentiments on the Company's brands or sales of the Company's products, (v) increased difficulty in controlling and monitoring foreign operations from the United States and (vi) increased exposure to interruptions in air carrier or shipping services which interruptions could significantly adversely affect the Company's ability to obtain timely delivery of components from international suppliers or to timely deliver its products to international customers. Although the Company believes the benefits of conducting business internationally outweigh these risks, any significant adverse change in circumstances or conditions could have a significant adverse effect upon the Company's operations and therefore financial performance and condition.

Credit Risk

The Company primarily sells its products to golf equipment retailers directly and through wholly-owned domestic and foreign subsidiaries, and to foreign distributors. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from these customers. Historically, the Company's bad debt expense has been low. However, a downturn in the retail golf equipment market could result in increased delinquent or uncollectable accounts for some of the Company's significant customers. In addition, as the Company integrates its foreign distribution its exposure to credit risks increases as it no longer sells to a few wholesalers but rather directly to many retailers. A failure by the Company's customers to pay a significant portion of outstanding account receivable balances would adversely impact the Company's performance and financial condition.

Information Systems

All of the Company's major operations, including manufacturing, distribution, sales and accounting, are dependent upon the Company's information computer systems. The Callaway Golf business information systems and the acquired Top-Flite information systems are different and the Company is therefore currently operating multiple platforms. The Company is in the process of evaluating whether to integrate the two systems and the best manner of doing so. Any significant disruption in the operation of such systems, as a result of an internal system malfunction, infection from an external computer virus, or complications in connection with any attempted integration of the two systems, or otherwise, would have a significant adverse effect upon the Company's ability to operate its business. Although the Company has taken steps to mitigate the effect of any such disruptions, there is no assurance that such steps would be adequate in a particular situation. Consequently, a significant or extended disruption in the operation of the Company's information systems could have a material adverse effect upon the Company's operations and therefore financial performance and condition.

Quantitative and Qualitative Disclosures About Market Risk

The Company uses derivative financial instruments for hedging purposes to limit its exposure to changes in foreign exchange rates. Transactions involving these financial instruments are with credit-worthy firms. The use of these instruments exposes the Company to market and credit risk which may at times be concentrated with certain counterparties, although counterparty nonperformance is not anticipated. The Company also utilized a derivative commodity instrument, the Enron Contract, to manage electricity costs in the volatile California energy market during the period of June 2001 through November 2001. Pursuant to its terms, the Enron Contract was terminated. The Company is also exposed to interest rate risk from its credit facility.

Foreign Currency Fluctuations

In the normal course of business, the Company is exposed to foreign currency exchange rate risks that could impact the Company's results of operations. The Company's risk management strategy includes the use of derivative financial instruments, including forwards and purchased options, to hedge certain of these exposures. The Company's objective is to offset gains and losses resulting from these exposures with gains and losses on the derivative contracts used to hedge them, thereby reducing volatility of earnings. The Company does not enter into any trading or speculative positions with regard to foreign currency related derivative instruments.

The Company is exposed to foreign currency exchange rate risk inherent primarily in its sales commitments, anticipated sales and assets and liabilities denominated in currencies other than the U.S. dollar. The Company transacts business in 12 currencies worldwide, of which the most significant to its operations are the European currencies, Japanese Yen, Korean Won, Canadian Dollar, and Australian Dollar. For most currencies, the Company is a net receiver of foreign currencies and, therefore, benefits from a weaker U.S. dollar and is adversely affected by a stronger U.S. dollar relative to those foreign currencies in which the Company transacts significant amounts of business.

The Company enters into foreign exchange contracts to hedge against exposure to changes in foreign currency exchange rates. Such contracts are designated at inception to the related foreign currency exposures being hedged, which include anticipated intercompany sales of inventory denominated in foreign currencies, payments due on intercompany transactions from certain wholly-owned foreign subsidiaries, and anticipated sales by the Company's wholly owned European subsidiary for certain Euro-denominated transactions. Hedged transactions are denominated primarily in British Pounds, Euros, Japanese Yen, Korean Won, Canadian Dollars and Australian Dollars. To achieve hedge accounting, contracts must reduce the foreign currency exchange rate risk otherwise inherent in the amount and duration of the hedged exposures and comply with established risk management policies. Pursuant to its foreign exchange hedging policy, the Company may hedge anticipated transactions and the related receivables and payables denominated in foreign currencies using forward foreign currency exchange rate contracts and put or call options. Foreign currency derivatives are used only to meet the Company's objectives of minimizing variability in the Company's operating results arising from foreign exchange rate movements. The Company does not enter into foreign exchange contracts for speculative purposes. Hedging contracts mature within 12 months from their inception.

At December 31, 2003, 2002 and 2001, the notional amounts of the Company's foreign exchange contracts were approximately $91.2 million, $134.8 million and $157.0 million, respectively. The Company estimates the fair values of derivatives based on quoted market prices or pricing models using current market rates, and records all derivatives on the balance sheet at fair value. At December 31, 2003, the fair values of foreign currency-related derivatives were recorded as current assets of $0.1 million and current liabilities of $0.8 million. At December 31, 2002, the fair values of foreign currency-related derivatives were recorded as current assets of $0.1 million and current liabilities of $2.6 million.

At December 31, 2003, 2002 and 2001, the notional amounts of the Company's foreign exchange contracts designated as cash flow hedges were approximately $44.4 million, $84.8 million and $122.6 million, respectively. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is initially recorded in accumulated other comprehensive income ("OCI") as a separate component of shareholders' equity and subsequently reclassified into earnings in the period during which the hedged transaction is recognized in earnings. During the years ended December 31, 2003, 2002 and 2001, the Company recorded the following hedging activity in OCI:

	Years Ended December 31,		
(In millions)	2003	2002	2001
Beginning OCI balance related to cash flow hedges	$ (1.4)	$ 6.4	$ (1.6)
Add: Net gain (loss) initially recorded in OCI	(3.8)	(3.9)	10.9
Deduct: Net gain (loss) reclassified from OCI into earnings	(2.7)	3.9	2.9
Ending OCI balance related to cash flow hedges	$ (2.5)	$ (1.4)	$ 6.4

During the years ended December 31, 2003 and 2001, no gains or losses were reclassified into earnings as a result of the discontinuance of cash flow hedges. During the year ended December 31, 2002, gains of $0.1 million were reclassified into earnings as a result of the discontinuance of cash flow hedges.

As of December 31, 2003, $2.5 million of deferred net losses related to derivative instruments designated as cash flow hedges were included in OCI. These derivative instruments hedge transactions that are expected to occur within the next 12 months. As the hedged transactions are completed, the related deferred net gain or loss is reclassified from OCI into earnings. The Company does not expect that such reclassifications will have a material effect on the Company's earnings, as any gain or loss on the derivative instruments generally would be offset by the opposite effect on the related underlying transactions.

The ineffective portion of the gain or loss for derivative instruments that are designated and qualify as cash flow hedges is immediately reported as a component of interest and other income. For foreign currency contracts designated as cash flow hedges, hedge effectiveness is measured using the spot rate. Changes in the spot-forward differential are excluded from the test of hedging effectiveness and are recorded currently in earnings as a component of interest and other income. During the years ended December 31, 2003, 2002 and 2001, the Company recorded net gains of $0.1 million, $0.4 million and $2.0 million, respectively, as a result of changes in the spot-forward differential. Assessments of hedge effectiveness are performed using the dollar offset method and applying a hedge effectiveness ratio between 80% and 125%. Given that both the hedged item and the hedging instrument are evaluated using the same spot rate, the Company anticipates the hedges to be highly effective. The effectiveness of each derivative is assessed quarterly.

At December 31, 2003, 2002 and 2001, the notional amounts of the Company's foreign exchange contracts used to hedge outstanding balance sheet exposures were approximately $46.8 million, $49.9 million and $34.4 million, respectively. The gains and losses on foreign currency contracts used to hedge balance sheet exposures are recognized as a component of interest and other income in the same period as the remeasurement gain and loss of the related foreign currency denominated assets and liabilities and thus offset these gains and losses. During the years ended December 31, 2003, 2002 and 2001, the Company recorded net losses of $6.8 million and $8.1 million and net gains of $4.5 million, respectively, due to net realized and unrealized gains and losses on contracts used to hedge balance sheet exposures.

Sensitivity analysis is the measurement of potential loss in future earnings of market sensitive instruments resulting from one or more selected hypothetical changes in interest rates or foreign currency values. The Company used a sensitivity analysis model to quantify the estimated potential effect of unfavorable movements of 10% in foreign currencies to which the Company was exposed at December 31, 2003 through its derivative financial instruments.

The sensitivity analysis model is a risk analysis tool and does not purport to represent actual losses in earnings that will be incurred by the Company, nor does it consider the potential effect of favorable changes in market rates. It also does not represent the maximum possible loss that may occur. Actual future gains and losses will differ from those estimated because of changes or differences in market rates and interrelationships, hedging instruments and hedge percentages, timing and other factors.

The estimated maximum one-day loss from the Company's foreign-currency derivative financial instruments, calculated using the sensitivity analysis model described above, is $9.9 million at December 31, 2003. The portion of the estimated loss associated with the foreign exchange contracts that offset the remeasurement gain and loss of the related foreign currency denominated assets and liabilities is $5.0 million at December 31, 2003 and would impact earnings. The remaining $4.9 million of the estimated loss at December 31, 2003 is derived from outstanding foreign exchange contracts designated as cash flow hedges and would initially impact OCI. The Company believes that such a hypothetical loss from its derivatives would be offset by increases in the value of the underlying transactions being hedged.

Electricity Price Fluctuations

During the second quarter of 2001, the Company entered into the Enron Contract to manage electricity costs in the volatile California energy market. This derivative did not qualify for hedge accounting treatment under SFAS No. 133. Therefore, the Company recognized the changes in the estimated fair value of the contract based on current market rates as unrealized energy derivative losses. During the fourth quarter of 2001, the Company notified the energy supplier that, among other things, the energy supplier was in default of the energy supply contract and that based upon such default, and for other reasons, the Company was terminating the energy supply contract. As a result, the Company adjusted the estimated value of this contract through the date of termination. Because the contract is terminated and neither party to the contract is performing pursuant to the terms of the contract, the terminated contract ceased to represent a derivative instrument in accordance with SFAS No. 133. The Company, therefore, no longer records future valuation adjustments for changes in electricity rates. The Company continues to reflect the derivative valuation account on its balance sheet, subject to periodic review, in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." See above "Supply of Electricity and Energy Contracts."

Interest Rate Fluctuations

Additionally, the Company is exposed to interest rate risk from its $100.0 million credit facility (see Note 7 to the Company's Consolidated Condensed Financial Statements). The Credit Facility is indexed to, at the Company's election, (i) the higher of (a) the Federal Funds Rate plus 50.0 basis points or (b) Bank of America's prime rate, and in either case less a margin of 50.0 to 100.0 basis points depending upon the Company's Consolidated Leverage Ratio or (ii) the Eurodollar Rate (as such term is defined in the Credit Facility agreement), plus a margin of 75.0 to 125.0 basis points depending upon the Company's Consolidated Leverage Ratio.

In connection with the Top-Flite acquisition, the Company assumed long-term debt, which was indexed to the U.S. Treasury Note, plus 300 basis points. The rate on the outstanding balance was 4.31% in 2003. In November 2003, the Company paid the loan balance in full.

Note 7 to the Company's Consolidated Condensed Financial Statements outlines the principal amounts, if any, and other terms required to evaluate the expected cash flows and sensitivity to interest rate changes.

CALLAWAY GOLF COMPANY

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)	December 31, 2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 47,340	$ 108,452
Accounts receivable, net	100,664	63,867
Inventories, net	185,389	151,760
Deferred taxes	36,707	34,519
Other current assets	13,362	10,429
Total current assets	383,462	369,027
Property, plant and equipment, net	164,763	167,340
Intangible assets, net	149,635	103,115
Goodwill	20,216	18,202
Deferred taxes	12,289	5,216
Other assets	18,201	16,945
	$ 748,566	$ 679,845
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 79,787	$ 61,720
Accrued employee compensation and benefits	25,544	23,168
Accrued warranty expense	12,627	13,464
Note payable, current portion	—	3,160
Capital leases, current portion	240	—
Income taxes payable	11,962	7,649
Total current liabilities	130,160	109,161
Long-term liabilities:		
Deferred compensation	8,947	7,375
Energy derivative valuation account	19,922	19,922
Capital leases, net of current portion	154	—
Commitments and contingencies (Note 13)		
Shareholders' equity:		
Preferred Stock, $.01 par value, 3,000,000 shares authorized, none issued and outstanding at December 31, 2003 and 2002	—	—
Common Stock, $.01 par value, 240,000,000 shares authorized, 83,710,094 shares and 83,577,427 shares issued at December 31, 2003 and 2002, respectively	837	836
Additional paid-in capital	400,939	371,496
Unearned compensation	—	(15)
Retained earnings	466,441	439,454
Accumulated other comprehensive loss	2,890	(3,847)
Less: Grantor Stock Trust held at market value, 8,702,577 shares and 10,128,723 shares at December 31, 2003 and 2002, respectively	(146,638)	(134,206)
	724,469	673,718
Less: Common Stock held in treasury, at cost, 8,144,667 shares and 7,772,378 shares at December 31, 2003 and 2002, respectively	(135,086)	(130,331)
Total shareholders' equity	589,383	543,387
	$ 748,566	$ 679,845

The accompanying notes are an integral part of these financial statements.

CALLAWAY GOLF COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS

						Years Ended December 31,
(In thousands, except per share data)	2003		2002		2001	
Net sales	$ 814,032	100%	$ 793,219	100%	$ 818,072	100%
Cost of sales	445,417	55%	393,068	50%	411,585	50%
Gross profit	368,615	45%	400,151	50%	406,487	50%
Selling expenses	207,783	26%	200,329	25%	188,415	23%
General and administrative expenses	65,448	8%	56,580	7%	71,058	9%
Research and development expenses	29,529	4%	32,182	4%	32,697	4%
Total operating expenses	302,760	37%	289,091	36%	292,170	36%
Income from operations	65,855	8%	111,060	14%	114,317	14%
Interest and other income, net	3,550		2,271		5,349	
Interest expense	(1,522)		(1,660)		(1,552)	
Unrealized energy derivative losses	—		—		(19,922)	
Income before income taxes	67,883	8%	111,671	14%	98,192	12%
Provision for income taxes	22,360		42,225		39,817	
Net income	$ 45,523	6%	$ 69,446	9%	$ 58,375	7%
Earnings per common share:						
Basic	$ 0.69		$ 1.04		$ 0.84	
Diluted	$ 0.68		$ 1.03		$ 0.82	
Common equivalent shares:						
Basic	66,027		66,517		69,809	
Diluted	66,471		67,274		71,314	

The accompanying notes are an integral part of these financial statements.

CALLAWAY GOLF COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Years Ended December 31, 2003	2002	2001
Cash flows from operating activities:			
Net income	$ 45,523	$ 69,446	$ 58,375
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	44,496	37,640	37,467
Loss on disposal of long-lived assets	24,163	1,168	1,824
Loss on purchase of leased equipment	—	2,318	—
Tax benefit (reversal of benefit) from exercise of stock options	(982)	5,479	14,520
Non-cash compensation	15	314	342
Non-cash energy derivative losses	—	—	19,922
Net non-cash foreign currency hedging (gains) loss	2,619	(4,238)	(4,748)
Net (gain) loss from sale of marketable securities	98	(37)	—
Deferred taxes	(8,320)	11,357	1,732
Changes in assets and liabilities, net of effects from acquisitions:			
Accounts receivable, net	12,698	(9,279)	3,182
Inventories, net	4,897	21,785	(37,147)
Other assets	(4,743)	10,202	5,630
Accounts payable and accrued expenses	(2,561)	11,579	3,936
Accrued employee compensation and benefits	(3,898)	(2,383)	2,848
Accrued warranty expense	(838)	(21,400)	(4,499)
Income taxes payable	4,004	6,185	(1,644)
Deferred compensation	1,572	(922)	(1,587)
Net cash provided by operating activities	118,743	139,214	100,153
Cash flows from investing activities:			
Capital expenditures	(7,810)	(73,502)	(35,274)
Acquisitions, net of cash acquired	(160,321)	—	(5,758)
Investment in marketable securities	—	—	(6,422)
Proceeds from sale of marketable securities	24	6,998	—
Cash paid for investment	—	(2,000)	—
Proceeds from sale of capital assets	178	871	4,629
Net cash used in investing activities	(167,929)	(67,633)	(42,825)
Cash flows from financing activities:			
Payments on financing arrangements	(8,117)	(2,374)	(1,168)
Issuance of Common Stock	17,994	18,305	50,651
Acquisition of Treasury Stock	(4,755)	(46,457)	(104,049)
Dividends paid, net	(18,536)	(18,601)	(19,447)
Net cash used in financing activities	(13,414)	(49,127)	(74,013)
Effect of exchange rate changes on cash and cash equivalents	1,488	1,735	(1,648)
Net increase (decrease) in cash and cash equivalents	(61,112)	24,189	(18,333)
Cash and cash equivalents at beginning of year	108,452	84,263	102,596
Cash and cash equivalents at end of year	$ 47,340	$ 108,452	$ 84,263
Supplemental disclosures (See Note 3 for acquisition related disclosures):			
Marketable securities received upon demutualization of insurance provider	$ —	$ 540	$ —
Unrealized loss on marketable securities	$ —	$ (92)	$ —
Issuance of note payable for acquisition of intangible assets	$ —	$ —	$ 6,702
Cancellation of restricted Common Stock	$ —	$ —	$ 992
Common Stock issued for acquisition of intangible assets	$ —	$ —	$ 516
Cash paid for interest and fees	$ (835)	$ (953)	$ (977)
Cash paid for income taxes	$ (30,925)	$ (16,628)	$ (25,738)

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(In thousands)	Common Stock		Additional	Unearned
	Shares	Amount	Paid-in Capital	Compensation
Balance, December 31, 2000	78,959	$ 790	$ 347,765	$ (1,214)
Exercise of stock options	3,484	34	42,621	—
Tax benefit from exercise of stock options	—	—	14,520	—
Cancellation of Restricted Common Stock	(32)	—	(992)	992
Acquisition of Treasury Stock	—	—	—	—
Compensatory stock and stock options	—	—	331	11
Employee stock purchase plan	283	3	2,244	—
Shares issued for intangible assets	—	—	(129)	—
Cash dividends	—	—	—	—
Dividends on shares held by Grantor Stock Trust	—	—	—	—
Addition to Grantor Stock Trust	—	—	(9,717)	—
Adjustment of Grantor Stock Trust shares to market value	—	—	22,898	—
Equity adjustment from foreign currency translation	—	—	—	—
Unrealized gain on cash flow hedges, net of tax	—	—	—	—
Net income	—	—	—	—
Balance, December 31, 2001	82,694	$ 827	$ 419,541	$ (211)
Exercise of stock options	879	9	10,067	—
Tax benefit from exercise of stock options	—	—	5,479	—
Acquisition of Treasury Stock	—	—	—	—
Compensatory stock and stock options	—	—	118	196
Employee stock purchase plan	4	—	(2,590)	—
Cash dividends	—	—	—	—
Dividends on shares held by Grantor Stock Trust	—	—	—	—
Adjustment of Grantor Stock Trust shares to market value	—	—	(61,119)	—
Equity adjustment from foreign currency translation	—	—	—	—
Unrealized loss on cash flow hedges, net of tax	—	—	—	—
Unrealized loss on marketable securities, net of tax	—	—	—	—
Net income	—	—	—	—
Balance, December 31, 2002	83,577	$ 836	$ 371,496	$ (15)
Exercise of stock options	133	1	(900)	—
Reversal of tax benefit from exercise of stock options	—	—	(982)	—
Acquisition of Treasury Stock	—	—	—	—
Compensatory stock and stock options	—	—	—	15
Employee stock purchase plan	—	—	(851)	—
Cash dividends	—	—	—	—
Dividends on shares held by Grantor Stock Trust	—	—	—	—
Adjustment of Grantor Stock Trust shares to market value	—	—	32,176	—
Equity adjustment from foreign currency translation	—	—	—	—
Unrealized loss on cash flow hedges, net of tax	—	—	—	—
Change in unrealized loss on marketable securities, net of tax	—	—	—	—
Net income	—	—	—	—
Balance, December 31, 2003	83,710	$ 837	$ 400,939	$ —

The accompanying notes are an integral part of these financial statements.

Retained Earnings	Accumulated Other Comprehensive Loss	Grantor Stock Trust	Treasury Stock		Total	Comprehensive Income
			Shares	Amount		
$ 349,681	$ (6,096)	$ (98,713)	(4,815)	$ (80,469)	$ 511,744	
—	—	2,375	—	—	45,030	
—	—	—	—	—	14,520	
—	—	—	—	—	—	
—	—	—	(6,001)	(104,049)	(104,049)	
—	—	—	—	—	342	
—	—	3,374	—	—	5,621	
—	—	—	40	645	516	
(21,717)	—	—	—	—	(21,717)	
2,270	—	—	—	—	2,270	
—	—	(90,282)	5,837	99,999	—	
—	—	(22,898)	—	—	—	
—	(3,297)	—	—	—	(3,297)	$ (3,297)
—	4,994	—	—	—	4,994	4,994
58,375	—	—	—	—	58,375	58,375
$ 388,609	$ (4,399)	$ (206,144)	(4,939)	$ (83,874)	$ 514,349	$ 60,072
—	—	2,950	—	—	13,026	
—	—	—	—	—	5,479	
—	—	—	(2,833)	(46,457)	(46,457)	
—	—	—	—	—	314	
—	—	7,869	—	—	5,279	
(21,502)	—	—	—	—	(21,502)	
2,901	—	—	—	—	2,901	
—	—	61,119	—	—	—	
—	5,602	—	—	—	5,602	$ 5,602
—	(4,958)	—	—	—	(4,958)	(4,958)
—	(92)	—	—	—	(92)	(92)
69,446	—	—	—	—	69,446	69,446
$ 439,454	$ (3,847)	$ (134,206)	(7,772)	$ (130,331)	$ 543,387	$ 69,998
—	—	14,650	—	—	13,751	
—	—	—	—	—	(982)	
—	—	—	(373)	(4,755)	(4,755)	
—	—	—	—	—	15	
—	—	5,094	—	—	4,243	
(21,160)	—	—	—	—	(21,160)	
2,624	—	—	—	—	2,624	
—	—	(32,176)	—	—	—	
—	7,396	—	—	—	7,396	$ 7,396
—	(751)	—	—	—	(751)	(751)
—	92	—	—	—	92	92
45,523	—	—	—	—	45,523	45,523
$ 466,441	$ 2,890	$ (146,638)	(8,145)	$ (135,086)	$ 589,383	$ 52,260

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. The Company

Callaway Golf Company ("Callaway Golf" or the "Company") was incorporated in California in 1982 and was reincorporated in Delaware in 1999. The Company designs, manufactures and sells high-quality, innovative golf clubs and golf balls and also sells golf accessories. Callaway Golf's primary products for the periods presented include Big Bertha Hawk Eye VFT Titanium Metal Woods, ERC Fusion and ERC Fusion+ Drivers, ERC Forged Titanium Drivers and ERC II Forged Titanium Metal Woods, Great Big Bertha II Titanium Metal Woods and Great Big Bertha II+ Titanium Drivers, Big Bertha Steelhead Plus and Big Bertha Steelhead III Metal Woods, Big Bertha C4 Drivers, Great Big Bertha Hawk Eye and Great Big Bertha Hawk Eye VFT Tungsten Injected Titanium Irons, Steelhead X-16, Steelhead X-14 and Big Bertha Irons, Odyssey putters and wedges, Callaway Golf wedges, Top-Flite woods, Top-Flite irons and wedges, Ben Hogan irons and wedges, golf balls, golf bags and other golf accessories. The golf ball product line includes the Rule 35, CB1, CTU 30, HX, HX 2-Piece, HX Tour, Big Bertha, Warbird, Ben Hogan, Top-Flite and Strata golf balls.

Note 2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements for the periods presented include the accounts of the Company and its subsidiaries, Callaway Golf Sales Company, Golf Funding Corporation ("Golf Funding"), Callaway Golf Ball Company, Callaway Golf Europe Ltd., Callaway Golf K.K. (formerly named ERC International Company), Callaway Golf (Germany) GmbH, Callaway Golf Canada Ltd., Callaway Golf Korea, Ltd., Callaway Golf South Pacific PTY Ltd., Callaway Golf Company Grantor Stock Trust and The Top-Flite Golf Company. All inter-company transactions and balances have been eliminated. Callaway Golf Ball Company was merged with the Company as of December 29, 2000.

Acquisitions

During the first quarter of 2001, the Company acquired distribution rights and substantially all of the assets from its distributors in Spain and Australia for $4,400,000 and $1,400,000, respectively. These acquisitions were accounted for using the purchase method. These acquisitions are not considered significant business combinations. Accordingly, pro forma financial information is not presented.

In September 2003, the Company acquired through a court-approved sale substantially all of the golf-related assets of the TFGC Estate Inc. (f/k/a The Top-Flite Golf Company, f/k/a Spalding Sports Worldwide, Inc.), which included golf ball manufacturing facilities, the Top-Flite, Strata and Ben Hogan brands, and all golf-related U.S. and foreign golf-related patents and trademarks (the "Top-Flite Acquisition"). This acquisition was accounted for using the purchase method and was considered a significant business combination. Accordingly, pro forma financial information is presented in Note 3.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Examples of such estimates include provisions for warranty, uncollectable accounts receivable, inventory obsolescence, market value estimates of derivative instruments and recoverability of long-lived assets. Actual results may materially differ from these estimates. On an on-going basis, the Company reviews its estimates to ensure that the estimates appropriately reflect changes in its business or as new information becomes available.

Revenue Recognition

Sales are recognized net of an allowance for sales returns and sales programs when both title and legal and practical risk of loss transfer to the customer. In December 2003, the Securities and Exchange Commission released Staff Accounting Bulletin ("SAB") 104, "Revenue Recognition." The adoption of SAB 104 did not have a material impact on the Company's revenue recognition policies, nor our financial position or results of operations (see Recent Accounting Pronouncements below).

Amounts billed to customers for shipping and handling are included in net sales and costs incurred related to shipping and handling are included in cost of sales.

Royalty income is recorded as underlying product sales occur, subject to certain minimums, in accordance with the related licensing arrangements (Note 15). Royalty income for 2003, 2002 and 2001 was $2,703,000, $1,155,000 and $1,909,000, respectively. In 2003, the Company began classifying royalty income as a component of net sales and royalty related expenses as a component of selling expenses, rather than other income. Prior periods have been reclassified to reflect the current period presentation.

Warranty Policy

The Company has a stated two-year warranty policy for its golf clubs, although the Company's historical practice has been to honor warranty claims well after the two-year stated warranty period. The Company's policy is to accrue the estimated cost of warranty coverage at the time the sale is recorded. In estimating its future warranty obligations the Company considers various relevant factors, including the Company's stated warranty policies and practices, the historical frequency of claims, and the cost to replace or repair its products under warranty. The following table provides a reconciliation of the activity related to the Company's reserve for warranty expense:

	Years Ended December 31,		
(In thousands)	2003	2002	2001
Beginning balance	$ 13,464	$ 34,864	$ 39,363
Provision[1]	11,752	(6,987)	9,527
Claims paid/costs incurred	(12,589)	(14,413)	(14,026)
Ending balance	$ 12,627	$ 13,464	$ 34,864

(1) In the third quarter of 2002, the Company changed its methodology of estimating warranty accruals and reduced its warranty reserve by approximately $17,000,000. The change in methodology has been accounted for as a change in accounting principle inseparable from a change in estimate (Note 4).

Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, marketable securities, trade receivables and payables, forward foreign currency exchange contracts (Note 8) and its financing arrangements (Note 7). The carrying amounts of these instruments approximate fair value because of their short-term maturities and variable interest rates. During 2001, the Company also entered into an energy contract accounted for as a derivative instrument that has been recorded based on estimated fair values through the effective date of termination (Notes 8 and 13).

Advertising Costs

The Company advertises primarily through television and print media. The Company's policy is to expense advertising costs, including production costs, as incurred. Advertising expenses for 2003, 2002 and 2001 were $44,770,000, $44,001,000 and $44,707,000, respectively.

Research and Development Costs

Research and development costs are expensed as incurred.

Foreign Currency Translation and Transactions

The Company's foreign subsidiaries utilize their local currency as their functional currency. The accounts of these foreign subsidiaries have been translated into United States dollars using the current exchange rate at the balance sheet date for assets and liabilities and the average exchange rate for the period for revenues and expenses. Cumulative translation gains or losses are recorded as accumulated other comprehensive income in shareholders' equity. Gains or losses resulting from transactions that are made in a currency different from the functional currency are recognized in earnings as they occur or, for hedging contracts, when the underlying hedged transaction affects earnings. The Company recorded transaction gains of $1,566,000, $2,046,000 and $2,533,000 in 2003, 2002 and 2001, respectively, in interest and other income, net.

Derivatives and Hedging

The Company enters into derivative financial instrument contracts only for hedging purposes and accounts for them in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133 and its amendments SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133," SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." The purpose of these derivative instruments is to minimize the variability of cash flows associated with the anticipated transactions being hedged. As changes in foreign currency rates impact the United States dollar value of anticipated transactions, the fair value of the forward contracts also changes, offsetting foreign currency rate fluctuations. Changes in the fair value of derivatives are recorded each period in income or other comprehensive income, depending on whether the derivatives are designated as hedges and, if so, the types and effectiveness of hedges.

During the second quarter of 2001, the Company entered into a derivative commodity instrument as part of a comprehensive strategy to ensure the uninterrupted supply of electricity while capping electricity costs in the volatile California energy market.

Additional information about the Company's use of derivative instruments is presented in Notes 8 and 13.

Earnings Per Common Share

Basic earnings per common share is calculated by dividing net income for the period by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share is calculated by dividing net income for the period by the weighted-average number of common shares outstanding during the period, increased by potentially dilutive common shares ("dilutive securities") that were outstanding during the period. Dilutive securities include shares owned by the Callaway Golf Company Grantor Stock Trust, options granted pursuant to the Company's stock option plans, potential shares related to the Employee Stock Purchase Plan and rights to purchase preferred shares under the Callaway Golf Company Shareholder Rights Plan (Note 10). Dilutive securities related to the Callaway Golf Company Grantor Stock Trust and the Company's stock option plans are included in the calculation of diluted earnings per common share using the treasury stock method. Under the treasury stock method, the dilutive securities related to the Callaway Golf Company Grantor Stock Trust do not have any impact upon the diluted earnings per common share. Dilutive securities related to the Employee Stock Purchase Plan are calculated by dividing the average withholdings during the period by 85% of the lower of the offering period price or the market value at the end of the period. The dilutive effect of rights to purchase preferred shares under the Callaway Golf Shareholder Rights Plan have not been included as dilutive securities because the conditions necessary to cause these rights to be exercisable were not met. A reconciliation of the numerators and denominators of the basic and diluted earnings per common share calculations for the years ended December 31, 2003, 2002 and 2001 is presented in Note 9.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments purchased with original maturities of three months or less.

Marketable Securities and Other Investments

The Company determines the appropriate classification of its investments at the time of acquisition and reevaluates such determination at each balance sheet date. Trading securities are carried at quoted fair value, with unrealized gains and losses included in earnings. Available-for-sale securities are carried at quoted fair value, with unrealized gains and losses reported in shareholders' equity as a component of accumulated other comprehensive income. Investments in limited partnerships that do not have readily determinable fair values are stated at cost and are reported in other assets. Realized gains and losses are determined using the specific identification method and are included in interest and other income, net.

The Company held no marketable securities at December 31, 2003. Marketable securities at December 31, 2002 were $26,000 and consisted primarily of investments in public corporations, which are classified as available-for-sale securities within other assets. Proceeds from the sale of available-for-sale securities for the years ended December 31, 2003 and 2002 were $24,000 and $6,998,000, respectively. There were no proceeds in 2001. For the year ended December 31, 2003, the Company recorded a realized loss on available-for-sale securities sold of $93,000. For the years ended December 31, 2002 and 2001, the Company recorded $95,000 and $1,597,000, respectively, of realized gains on available-for-sale securities sold and unrealized and realized gains on trading securities in interest and other income, net.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. Inventories include material, labor and manufacturing overhead costs.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives as follows:

Buildings and improvements	10-30 years
Machinery and equipment	5-15 years
Furniture, computers and equipment	3-5 years
Production molds	2 years

Normal repairs and maintenance costs are expensed as incurred. Expenditures that materially increase values, change capacities or extend useful lives are capitalized. Replacements are capitalized and the property, plant, and equipment accounts are relieved of the items being replaced. The related costs and accumulated depreciation of disposed assets are eliminated and any resulting gain or loss on disposition is included in income. Construction in process consists primarily of store display equipment not yet assembled and installed, in-process internally developed software and unfinished molds that have not yet been placed in service.

In accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," the Company capitalizes certain costs incurred in connection with developing or obtaining internal use software. Costs incurred in the preliminary project stage are expensed. All direct external costs incurred to develop internal-use software during the development stage are capitalized and amortized using the straight-line method over the remaining estimated useful lives. Costs such as maintenance and training are expensed as incurred.

In August 2002, the Company purchased previously leased manufacturing equipment utilized in the Company's golf ball operations. In December 1998, the Company entered into a master lease agreement for the acquisition and lease of golf ball equipment. By December 31, 1999, the Company had finalized its lease program and leased $50,000,000 of equipment under the operating lease. On February 11, 2002, pursuant to the master lease agreement, the Company notified the lessor of its election to purchase the leased equipment in August 2002 which was the end of the initial lease term. During the third quarter of 2002, pursuant to the master lease agreement and the Company's February 11, 2002 notice, the Company paid $50,800,000 in full satisfaction of the purchase price of the leased equipment and recorded the $48,500,000 estimated fair value of the equipment in fixed assets. The estimated fair value of the equipment was based on an independent appraisal. The actual purchase price was dependent in part upon interest rates on the date of purchase. Due to a decline in interest rates, the actual purchase price exceeded the estimated fair value of the equipment. Therefore, in 2002, a charge of $2,300,000 was recorded in cost of sales.

During the fourth quarter of 2003, in connection with the Top-Flite Acquisition (Note 3), the Company began consolidating the Callaway Golf and Top-Flite golf club and golf ball manufacturing and research and development operations. In connection with this consolidation, the Company disposed of certain long-lived assets. As a result, the Company reduced the carrying value of its golf ball assets and therefore incurred pre-tax charges to earnings in the amount of $24,080,000.

Long-Lived Assets

In accordance with Financial Accounting Standards Board ("FASB") issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company assesses potential impairments of its long-lived assets whenever events or changes in circumstances indicate that the asset's carrying value may not be recoverable. An impairment loss would be recognized when the carrying amount of a long-lived asset or asset group is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset or asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group.

Goodwill and Intangible Assets

Goodwill and intangible assets consist of goodwill, trade name, trademark, trade dress, patents and other intangible assets acquired during the Odyssey Sports, Inc. acquisition, the Top-Flite Golf Company Acquisition and the acquisition of certain foreign distributors. During 2001, goodwill and intangible assets were amortized using the straight-line method over periods ranging from three to 40 years. See Note 3, for further discussion of the intangible assets acquired in connection with the Top-Flite Acquisition.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, acquired intangible assets must be separately identified. Goodwill and other intangible assets with indefinite lives are not amortized, but are reviewed at least annually for impairment. Acquired intangible assets with definite lives are amortized over their individual useful lives. In addition to goodwill, the Company's intangible assets with indefinite lives consist of trade name, trademark and trade dress. In accordance with SFAS No. 142, the goodwill and other intangible assets with indefinite lives that were being amortized over periods ranging from five to 40 years follow the non-amortization approach beginning January 1, 2002. Patents and other intangible assets are amortized using the straight-line method over periods ranging from less than one year to sixteen years (Note 6).

Stock-Based Compensation

The Company has stock-based employee compensation plans, which are described in Note 10. The Company accounts for its stock-based employee compensation plans using the recognition and measurement principles (intrinsic value method) of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. For the years ended December 31, 2003, 2002 and 2001, the Company recorded compensation expense of $15,000, $184,000 and $301,000, in net income as a result of the restricted stock awards granted in 1998. All other employee stock-based awards were granted with an exercise price equal to the market value of the underlying common stock on the date of grant and no compensation cost is reflected in net income from operations for those awards. Pro forma disclosures of net income and earnings per share, as if the fair value-based recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" had been applied in measuring stock-based employee compensation expense, are as follows:

	Years Ended December 31,		
(In thousands, except per-share data)	2003	2002	2001
Net income:			
Net income, as reported	$45,523	$69,446	$ 58,375
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	10	114	179
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(9,839)	(11,003)	(14,606)
Pro forma net income	$35,694	$58,557	$ 43,948
Earnings per Common Share:			
Basic — as reported	$ 0.69	$ 1.04	$ 0.84
Basic — pro forma	$ 0.54	$ 0.88	$ 0.63
Diluted — as reported	$ 0.68	$ 1.03	$ 0.82
Diluted — pro forma	$ 0.54	$ 0.88	$ 0.62

The pro forma amounts reflected above may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense as the options vest and additional options may be granted in future years. The fair value of employee stock options was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Years Ended December 31,		
	2003	2002	2001
Dividend yield	1.7%	1.7%	1.6%
Expected volatility	46.1%	52.2%	53.9%
Risk free interest rates	2.26% - 2.75%	1.94% - 2.37%	3.81% - 4.22%
Expected lives	3-4 years	3-4 years	3-4 years

The weighted-average grant-date fair value of options granted during 2003, 2002 and 2001 was $6.74, $6.17 and $6.98 per share, respectively. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimates, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of grants under the Company's employee stock-based compensation plans.

Compensation expense for non-employee stock-based compensation awards is measured using the fair-value method.

Income Taxes

Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax asset or liability is established for the expected future consequences resulting from temporary differences in the financial reporting and tax bases of assets and liabilities. Deferred income tax expense (benefit) is the net change during the year in the deferred income tax asset or liability.

Deferred taxes have not been provided on the cumulative undistributed earnings of foreign subsidiaries since such amounts are expected to be reinvested indefinitely. The Company provides a valuation allowance for its deferred tax assets when, in the opinion of management, it is more likely than not that such assets will not be realized.

Interest and Other Income, Net

Interest and other income, net includes gains and losses on foreign currency transactions, interest income, gains and losses on investments to fund the deferred compensation plan, gains and losses on the sale of marketable securities and losses generated from the sale of the Company's excess energy supply. In 2003, the Company began classifying royalty income as a component of net sales and royalty related expenses as a component of selling expenses. Previously, royalty revenue and the related expenses were recorded as a component of other income. Prior periods have been reclassified to conform with the current period presentation. The components of interest and other income, net are as follows:

	Years Ended December 31,		
(In thousands)	2003	2002	2001
Net foreign currency gains	$ 1,566	$ 2,046	$ 2,533
Net gains on deferred compensation plan assets	1,608	156	1,462
Net gain (loss) on sale of securities	(93)	95	1,597
Net losses on excess energy sales	—	—	(2,052)
Other	469	(26)	1,809
	$ 3,550	$ 2,271	$ 5,349

Comprehensive Income

Components of comprehensive income are reported in the financial statements in the period in which they are recognized. The components of comprehensive income for the Company include net income, unrealized gains or losses on cash flow hedges, foreign currency translation adjustments and unrealized gains or losses on marketable securities. Since the Company has met the indefinite reversal criteria, it does not accrue income taxes on foreign currency translation adjustments. During 2003, no gains or losses were reclassified to earnings as a result of the discontinuance of cash flow hedges. The components of accumulated other comprehensive income are as follows:

	Years Ended December 31,		
(In thousands)	2003	2002	2001
Unrealized gain (loss) on cash-flow hedges	$(1,669)	$ (918)	$ 4,040
Equity adjustment from foreign currency translation	4,559	(2,837)	(8,439)
Unrealized loss on marketable securities	—	(92)	—
	$ 2,890	$(3,847)	$ (4,399)

Segment Information

The Company's operating segments are organized on the basis of products and consist of Golf Clubs and Golf Balls. The Golf Clubs segment consists primarily of Callaway Golf, Top-Flite and Ben Hogan woods, irons, wedges and putters as well as Odyssey putters and other golf-related accessories. The Golf

Balls segment consists primarily of Callaway Golf, Top-Flite, Ben Hogan and Strata golf balls that are designed, manufactured and sold by the Company. The Company also discloses information about geographic areas. This information is presented in Note 14.

Diversification of Credit Risk

The Company's financial instruments that are subject to concentrations of credit risk consist primarily of cash equivalents, marketable securities, trade receivables and foreign currency contracts.

The Company invests its excess cash in money market accounts and U.S. Government securities and has established guidelines relative to diversification and maturities in an effort to maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates.

The Company operates in the golf equipment industry and primarily sells its products to golf equipment retailers, sporting-goods retailers and mass merchants, directly and through wholly-owned domestic and foreign subsidiaries, and to foreign distributors. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from these customers. The Company maintains reserves for estimated credit losses, which it considers adequate to cover any such losses. Managing customer-related credit risk is more difficult in regions outside of the United States. During 2003, 2002 and 2001, approximately 45%, 45% and 46%, respectively, of the Company's net sales were made in regions outside of the United States. An adverse change in either economic conditions abroad or in the Company's relationship with significant foreign retailers could significantly increase the Company's credit risk related to its international operations.

The Company enters into forward exchange-rate contracts and put or call options for the purpose of hedging foreign exchange rate exposures on existing or anticipated transactions. In the event of a failure to honor one of these contracts by one of the banks with which the Company has contracted, management believes any loss would be limited to the exchange rate differential from the time the contract was made until the time it was compensated.

Recent Accounting Pronouncements

In December 2003, the Securities and Exchange Commission released Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition," which supersedes SAB 101, "Revenue Recognition in Financial Statements." SAB 104 clarifies existing guidance regarding revenues for contracts which contain multiple deliverables to make it consistent with Emerging Issues Task Force ("EITF") No. 00-21,"Accounting for Revenue Arrangements with Multiple Deliverables." The adoption of SAB 104 did not have a material impact on the Company's revenue recognition policies, nor its financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. On November 5, 2003, the FASB issued FASB Staff Position No. 150-3, deferring the effective date for the measurement provisions of paragraphs 9 and 10 of SFAS 150, as they apply to mandatorily redeemable non-controlling interests. This deferral is for an indefinite period. The adoption of SFAS No. 150 and FASB Staff Position No. 150-3 have not had, and are not expected to have, a material impact on the Company's financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," effective for contracts entered into or modified after June 30, 2003, with certain exceptions. This statement amends and clarifies financial accounting and reporting for derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activity." The adoption of this statement did not have a material impact on the Company's financial position or results of operations.

In January 2003, the FASB issued Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities" and in December 2003, issued Interpretation No. 46 (revised December 2003) "Consolidation of Variable Interest Entities — An Interpretation of APB No. 51." In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46(R) clarifies the application of Accounting Research Bulletin ("APB") No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without subordinated financial support from other parties. The consolidation requirements of FIN No. 46 applies immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. FIN No. 46(R) applies immediately to variable interest entities created after December 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies no later than the first reporting period ending after December 15, 2004, to variable interest entities in which an enterprise holds a variable interest (other than special purpose) that it acquired before January 1, 2004. FIN No. 46(R) applies to public enterprises as of the beginning of the applicable interim or annual period. The Company believes that the adoption of FIN No. 46 and FIN No. 46(R) has not had and will not have a material impact on its financial position or results of operations because the Company has no variable interest entities.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company is required to follow the prescribed disclosure format and has provided the additional disclosures required by SFAS No. 148 for the year ended December 31, 2003 (Note 2).

In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," an interpretation of FASB Statements No. 5, 57 and 107, and rescission of FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others." FIN No. 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002; while, the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN No. 45 has not had a material impact on the Company's results of operations or financial position.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of such costs covered by the standard include lease termination costs and certain employee severance costs associated with a restructuring, discontinued operation, plant closing or other exit or disposal activity. SFAS No. 146 is effective prospectively for exit and disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 has and will continue to govern the accounting methodology applied to costs associated with the Company's consolidation of the Callaway Golf and Top-Flite operations (Note 3).

Reclassifications

Certain prior period amounts have been reclassified to conform with the current period presentation.

Note 3. Top-Flite Asset Purchase

On September 15, 2003, the Company acquired through a court-approved sale substantially all of the golf-related assets of TFGC Estate Inc. (f/k/a The Top-Flite Golf Company, f/k/a Spalding Sports Worldwide, Inc., the "Seller") and thereafter completed the valuation and settlement of certain additional assets related to Seller's international operations (the "Top-Flite Acquisition"). The settlement of the international assets was effective October 1, 2003.

The Company acquired the Top-Flite assets because they provided a unique opportunity to increase significantly the size and profitability of the Company's golf ball business and the Company was able to purchase the acquired assets at less than their estimated fair value. The Company paid the cash purchase price for the Top-Flite Acquisition from cash on hand. The Company intends to continue the U.S. and foreign operations of the acquired golf assets, including the use of acquired assets in the manufacture of golf balls and golf clubs and the commercialization of existing Top-Flite, Strata and Ben Hogan brands, patents and trademarks.

The Company's consolidated statement of operations include the Company's Top-Flite business results of operations in the United States for the period of September 15, 2003, through December 31, 2003. The Company's consolidated statement of operations include the Company's Top-Flite business results of operations outside of the United States for the period of October 1, 2003, through December 31, 2003.

The Top-Flite Acquisition was accounted for as a purchase in accordance with SFAS No. 141, "Business Combinations." Under SFAS No. 141, the estimated aggregate cost of the acquired assets is $183,066,000, which includes cash paid ($154,145,000), transaction costs (approximately $6,176,000), and assumed liabilities (approximately $22,745,000). The estimated fair value of the assets exceeded the estimated aggregate acquisition costs. As a result, the Company was required to reduce the carrying value of the acquired long-term assets on a pro rata basis. In accordance with applicable accounting rules, a full determination of the allocation of the aggregate acquisition costs will be made upon a final assessment of the estimated fair value of the acquired net assets. It is anticipated that the final assessment will be completed during the second quarter of 2004 and that the final allocation will not differ materially from the preliminary allocation. The preliminary allocation is as follows (in thousands):

Assets Acquired:	
Accounts receivable	$ 43,976
Inventory	32,809
Other assets	1,154
Property and equipment	56,668
Intangible assets (Note 6)	48,459
Liabilities Assumed:	
Current liabilities	(17,917)
Long term liabilities	(4,828)
Total net assets acquired	$ 160,321

During the fourth quarter of 2003, the Company recorded pre-tax charges of $24,080,000 associated with the integration of the Callaway Golf and Top-Flite Golf operations (Note 2).

Pro Forma Results of Operations

The following sets forth the Company's pro forma results of operations for the years ended December 31, 2003 and 2002 as if the acquisition of the Top-Flite golf operations had taken place at the beginning of the periods presented (in thousands, except per share data)[1].

	Year Ended December 31,	
	2003	2002
Net sales[2]	$ 1,005,070	$ 1,052,237
Net income	$ 33,471	$ 50,191
Earnings per common share:		
Basic	$ 0.51	$ 0.75
Diluted	$ 0.50	$ 0.74

(1) Until September 15, 2003, the Top-Flite golf business was operated as a part of, and was integrated with, the other businesses of Spalding Sports Worldwide. The pro forma results of operations presented above therefore are based upon an estimated allocation of personnel and costs with regard to the manner in which the Top-Flite golf business was structured and operated as part of Spalding Sports Worldwide. The allocated personnel and costs are not necessarily indicative of the personnel and costs that would have been included had the Top-Flite business been operated as part of Callaway Golf Company since the beginning of the periods presented. As a result, the pro forma results of operations are not necessarily indicative of the results of operations for the periods presented had the acquisition been completed at the beginning of the periods presented.

(2) In 2003, Callaway Golf began recording royalty revenue in net sales. Previously, royalty revenue was recorded as a component of other income and prior periods have been reclassified to conform with the current period presentation.

Note 4. Change in Accounting Estimate

In preparing its financial statements, the Company is required to make certain estimates, including those related to provisions for warranty, uncollectable accounts receivable, inventory obsolescence, valuation allowance for deferred tax assets and the market value of derivative instruments. The Company periodically reviews its estimates to ensure that the estimates appropriately reflect changes in its business or as new information becomes available.

The Company has a stated two-year warranty policy for its golf clubs, although the Company's historical practice has been to honor warranty claims well after the two-year stated warranty period. Prior to the third quarter of 2002, the Company's method of estimating both its implicit and explicit warranty obligations was to utilize data and information based on the cumulative failure rate by product after taking into consideration specific risks the Company believes existed at the time the financial statements were prepared. These additional risks included product specific risks, such as the introduction of products with new technology or materials that would be more susceptible to failure or breakage, and other business risks, such as increased warranty liability as a result of acquisitions. In many cases, additions to the warranty reserve for new product introductions have been based on management's judgment of possible future claims derived from the limited product failure data that was available at the time.

Beginning in the second quarter of 2001, the Company began to compile data that illustrated the timing of warranty claims in relation to product life cycles. In the third quarter of 2002, the Company determined it had gathered sufficient data and concluded it should enhance its warranty accrual estimation methodology to utilize the additional data. The analysis of the data, in management's judgment, provided management with more insight into timing of claims and demonstrated that some product failures are more likely to occur early in a product's life cycle while other product failures occur in a more linear fashion over the product's life cycle. As a result of its analysis of the recently collected additional information, the Company believes it has gained better insight and improved judgment to more accurately project the ultimate failure rates of its products. As a result of this refinement in its methodology, the Company concluded that it should change its methodology of estimating warranty accruals and reduce its warranty reserve by approximately $17,000,000. The $17,000,000 reduction is recorded in cost of sales and favorably impacted gross profit as a percentage of net sales by 2 percentage points for the year ended December 31, 2002. The change in methodology has been accounted for as a change in accounting principle inseparable from a change in estimate.

Note 5. Selected Financial Statement Information

(In thousands)	2003	December 31, 2002
Accounts receivable, net:		
Trade accounts receivable	$ 106,856	$ 69,341
Allowance for doubtful accounts	(6,192)	(5,474)
	$ 100,664	$ 63,867
Inventories, net:		
Raw materials	$ 76,122	$ 63,953
Work-in-process	9,129	2,550
Finished goods	118,744	102,018
	203,995	168,521
Reserve for excess and obsolescence	(18,606)	(16,761)
	$ 185,389	$ 151,760
Property, plant and equipment, net:		
Land	$ 12,805	$ 10,533
Buildings and improvements	91,148	89,630
Machinery and equipment	129,270	114,635
Furniture, computers and equipment	90,571	79,891
Production molds	26,968	26,059
Construction-in-process	2,920	5,537
	353,682	326,285
Accumulated depreciation	(188,919)	(158,945)
	$ 164,763	$ 167,340
Accounts payable and accrued expenses:		
Accounts payable	$ 35,340	$ 18,544
Accrued expenses	24,627	26,486
Accrued sales programs	19,820	16,690
	$ 79,787	$ 61,720
Accrued employee compensation and benefits:		
Accrued payroll and taxes	$ 16,577	$ 16,015
Accrued vacation and sick pay	8,126	6,172
Accrued commissions	841	981
	$ 25,544	$ 23,168

Note 6. Goodwill and Intangible Assets

Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." As a result of adopting SFAS No. 142, the Company's goodwill and certain intangible assets are no longer amortized, but are subject to an annual impairment test. The following sets forth the intangible assets by major asset class:

		December 31, 2003			December 31, 2002		
(In thousands)	Useful Life (Years)	Gross	Accumulated Amortization	Net Book Value	Gross	Accumulated Amortization	Net Book Value
Non-Amortizing:							
Trade name, trademark and trade dress[1]		$ 120,605	$ —	$ 120,605	$ 88,590	$ —	$ 88,590
Amortizing:							
Patents[2]	3-16	32,277	7,251	25,026	20,167	5,697	14,470
Other[3]	1-9	4,386	382	4,004	57	2	55
Total intangible assets		$ 157,268	$ 7,633	$ 149,635	$ 108,814	$ 5,699	$ 103,115

(1) Acquired during business acquisition transactions.

(2) The gross balance of patents at December 31, 2003 and 2002 acquired during business acquisition transactions was $19,114,000 and $6,963,000, respectively. The accumulated amortization balance of acquired patents at December 31, 2003 and 2002 was $3,131,000 and $2,472,000, respectively.

(3) The gross balance of other intangibles at December 31, 2003 acquired during business acquisition transactions was $4,293,000. The accumulated amortization balance of other acquired intangibles at December 31, 2003 was $364,000. There were no other acquired intangibles at December 31, 2002.

Aggregate amortization expense on intangible assets was approximately $2,008,000 for the year ended December 31, 2003. Amortization expense related to intangible assets at December 31, 2003 in each of the next five fiscal years and beyond is expected to be incurred as follows:

(In thousands)	
2004	$ 3,764
2005	3,705
2006	2,846
2007	2,673
2008	2,639
Thereafter	13,403
	$ 29,030

In accordance with SFAS No. 142, the Company has completed the annual impairment tests and fair-value analysis for goodwill and other non-amortizing intangible assets, respectively, held throughout the year. There were no impairments or impairment indicators present and no loss was recorded during the year ended December 31, 2003. The value of the trade names and other intangible assets acquired in connection with the Top-Flite Acquisition were determined through an independent valuation. Changes in goodwill during the year ended December 31, 2003 were due to foreign currency fluctuations.

The following summarizes what net income would have been had the non-amortization provisions of SFAS No. 142 been adopted over the entire reporting period, adjusted for taxes:

			Year Ended December 31,
(In thousands, except for per share)	2003	2002	2001
Reported net income	$ 45,523	$ 69,446	$ 58,375
Trade name amortization	—	—	1,044
Trademark and trade dress amortization	—	—	448
Goodwill amortization	—	—	2,153
Adjusted net income	$ 45,523	$ 69,446	$ 62,020
Basic earnings per share:			
Reported net income	$ 0.69	$ 1.04	$ 0.84
Trade name amortization	—	—	0.01
Trademark and trade dress amortization	—	—	0.01
Goodwill amortization	—	—	0.03
Adjusted basic earnings per share	$ 0.69	$ 1.04	$ 0.89
Diluted earnings per share:			
Reported net income	$ 0.68	$ 1.03	$ 0.82
Trade name amortization	—	—	0.01
Trademark and trade dress amortization	—	—	0.01
Goodwill amortization	—	—	0.03
Adjusted diluted earnings per share	$ 0.68	$ 1.03	$ 0.87

Note 7. Financing Arrangements

Effective June 16, 2003, the Company terminated its prior revolving credit facility with GE Capital Corporation and other lenders and entered into a revolving credit facility with Bank of America, N.A. for a $50,000,000 line of credit that was scheduled to be available until September 16, 2005, subject to earlier termination in accordance with its terms.

Effective November 10, 2003, the Company terminated its $50,000,000 line of credit with Bank of America, N.A. and obtained a new $100,000,000 revolving line of credit from Bank of America, N.A. and certain other lenders. The new $100,000,000 credit facility is scheduled to be available until November 2004, subject to earlier termination in accordance with its terms and subject to extension upon agreement of all parties. Upon the expiration of the new revolving credit facility, provided the Company is not in default of the terms of the new revolving credit facility and subject to certain conditions, the Company has the option to convert the amounts outstanding under the new revolving credit facility into a one-year term loan. At December 31, 2003, there were no borrowings outstanding under the $100,000,000 line of credit and the Company was in compliance with the covenants and other terms thereof.

Subject to the terms of the new credit facility, the Company can borrow up to a maximum of $100,000,000. The Company is required to pay certain fees, including an unused commitment fee equal to 12.5 to 20.0 basis points per annum of the unused commitment amount, with the exact amount determined based upon the Company's Consolidated Leverage Ratio. For purposes of the new credit facility, "Consolidated Leverage Ratio" means, as of any date of determination, the ratio of "Consolidated Funded Indebtedness" as of such date to "Consolidated EBITDA" for the four most recent fiscal quarters (as such terms are defined in the new credit facility agreement). Outstanding borrowings under the new credit facility accrue interest at the Company's election at (i) the higher of (a) the Federal Funds Rate plus 50.0 basis points or (b) Bank of America's prime rate, and in either case less a margin of 50.0 to 100.0 basis points depending upon the Company's Consolidated Leverage Ratio or (ii) the Eurodollar Rate (as such term is defined in the new credit facility agreement) plus a margin of 75.0 to 125.0 basis points depending upon the Company's Consolidated Leverage Ratio. The Company has agreed that repayment of amounts under the new credit facility will be guaranteed by certain of the Company's domestic subsidiaries and will be secured by the Company's pledge of 65% of the stock it holds in certain of its foreign subsidiaries and by certain intercompany debt securities and proceeds thereof.

The new credit facility agreement requires the Company to maintain certain minimum financial covenants. Specifically, (i) the Company's Consolidated Leverage Ratio may not exceed 1.25 to 1.00 and (ii) Consolidated EBITDA (which would exclude certain non-cash charges related to the restructuring of the Company's golf ball operations) for any four consecutive quarters may not be less than $50,000,000. The new credit facility agreement also includes certain other restrictions, including restrictions limiting additional indebtedness, dividends, stock repurchases, transactions with affiliates, capital expenditures, asset sales, acquisitions, mergers, liens and encumbrances and other matters customarily restricted in loan documents. The new credit facility also contains other customary provisions, including affirmative covenants, representations and warranties and events of default.

Fees incurred in connection with these facilities are recorded in interest expense. At the time the Company entered into these facilities, the Company paid certain fees, including origination fees, which are amortized over the term of the facilities. The amortization of fees was approximately $265,000 in 2003 and approximately $556,000 in both 2002 and 2001, respectively. During 2003, the Company expensed $583,000 of unamortized fees associated with the facilities terminated during the year. The Company also paid unused facility fees for each of the facilities in the amount of approximately $221,000 in 2003 and approximately $300,000 in both 2002 and 2001, respectively.

In connection with the Top-Flite Acquisition, the Company assumed long-term debt related to a warehouse located in Chicopee, Massachusetts, payable in full in 2018 and secured by the warehouse. Interest on the outstanding balance accrued at an annual rate of 300 basis points over the one-year U.S.

Treasury Note. The interest rate on the outstanding balance was 4.31% in 2003. In November 2003, the Company paid the loan balance in full. The Company recorded interest expense of $44,000 associated with the loan in 2003. Also in connection with the Top-Flite acquisition, the Company assumed capital lease obligations in the aggregate amount of $394,000 at December 31, 2003, related primarily to computer and telecommunication systems. The lease agreements expire in 2006.

In April 2001, the Company entered into a note payable in the amount of $7,500,000 as part of a licensing agreement for patent rights. The unsecured, interest-free note payable was paid in full on December 31, 2003. The Company recorded interest expense of $139,000, $326,000 and $332,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

In March 2004, as a result of the recent Top Flite acquisition and normal seasonality of the Company's business, the Company obtained a commitment (subject to customary loan documentation and closing conditions) for an additional $25.0 million unsecured line of credit with Bank of America. The purpose of this commitment is to ensure an additional source of liquidity during the first part of the new golf season during which the Company typically uses more cash than it generates. During the second quarter, the Company typically begins generating cash in excess of its cash needs. The Company expects that all amounts borrowed under its credit facilities will be paid off by the end of the second quarter and that the Company will thereafter continue to generate cash for the balance of the year.

Note 8. Derivatives and Hedging

The Company uses derivative financial instruments to manage its exposures to foreign exchange rates. The Company also utilized a derivative commodity instrument to manage its exposure to electricity rates in the volatile California energy market during the period of June 2001 through November 2001. The derivative instruments are accounted for pursuant to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." As amended, SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet, measure those instruments at fair value and recognize changes in the fair value of derivatives in earnings in the period of change unless the derivative qualifies as an effective hedge that offsets certain exposures.

Foreign Currency Exchange Contracts

The Company enters into foreign exchange contracts to hedge against exposure to changes in foreign currency exchange rates. Such contracts are designated at inception to the related foreign currency exposures being hedged, which include anticipated intercompany sales of inventory denominated in foreign currencies, payments due on intercompany transactions from certain wholly-owned foreign subsidiaries, and anticipated sales by the Company's wholly-owned European subsidiary for certain Euro-denominated transactions. Hedged transactions are denominated primarily in British Pounds, Euros, Japanese Yen, Korean Won, Canadian Dollars and Australian Dollars. To achieve hedge accounting, contracts must reduce the foreign currency exchange rate risk otherwise inherent in the amount and duration of the hedged exposures and comply with established risk management policies. Pursuant to its foreign exchange hedging policy, the Company may hedge anticipated transactions and the related receivables and payables denominated in foreign currencies using forward foreign currency exchange rate contracts and put or call options. Foreign currency derivatives are used only to meet the Company's objectives of minimizing variability in the Company's operating results arising from foreign exchange rate movements. The Company does not enter into foreign exchange contracts for speculative purposes. Hedging contracts mature within 12 months from their inception.

At December 31, 2003, 2002 and 2001, the notional amounts of the Company's foreign exchange contracts were approximately $91,222,000, $134,782,000 and $156,961,000, respectively. The Company estimates the fair values of derivatives based on quoted market prices or pricing models using current market rates, and records all derivatives on the balance sheet at fair value. At December 31, 2003, the fair values of foreign currency-related derivatives were recorded as current assets of $50,000 and current liabilities of $799,000. At December 31, 2002, the fair values of foreign currency-related derivatives were recorded as current assets of $127,000 and current liabilities of $2,637,000.

At December 31, 2003, 2002 and 2001, the notional amounts of the Company's foreign exchange contracts designated as cash flow hedges were approximately $44,443,000, $84,843,000 and $122,550,000, respectively. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is initially recorded in accumulated other comprehensive income ("OCI") as a separate component of shareholders' equity and subsequently reclassified into earnings in the period during which the hedged transaction is recognized in earnings. During the years ended December 31, 2003, 2002 and 2001, the Company recorded the following hedging activity in OCI (in thousands):

(In thousands)	Years Ended December 31, 2003	2002	2001
Beginning OCI balance related to cash flow hedges	$ (1,362)	$ 6,424	$ (1,599)
Add: Net gain (loss) initially recorded in OCI	(3,858)	(3,923)	10,950
Deduct: Net gain (loss) reclassified from OCI into earnings	(2,701)	3,863	2,927
Ending OCI balance related to cash flow hedges	$ (2,519)	$ (1,362)	$ 6,424

During the years ended December 31, 2003 and 2001, no gains or losses were reclassified into earnings as a result of the discontinuance of cash flow hedges. During the year ended December 31, 2002, gains of $171,000 were reclassified into earnings as a result of the discontinuance of cash flow hedges.

As of December 31, 2003, $2,519,000 of deferred net losses related to derivative instruments designated as cash flow hedges were included in OCI. These derivative instruments hedge transactions that are expected to occur within the next 12 months. As the hedged transactions are completed, the related deferred net gain or loss is reclassified from OCI into earnings. The Company does not expect that such reclassifications will have a material effect on the Company's earnings, as any gain or loss on the derivative instruments generally would be offset by the opposite effect on the related underlying transactions.

The ineffective portion of the gain or loss for derivative instruments that are designated and qualify as cash flow hedges is immediately reported as a component of interest and other income. For foreign currency contracts designated as cash flow hedges, hedge effectiveness is measured using the spot rate. Changes in the spot-forward differential are excluded from the test of hedging effectiveness and are recorded currently in earnings as a component of interest and other income. During the years ended December 31, 2003, 2002 and 2001, the Company recorded net gains of $38,000, $376,000 and $1,988,000, respectively, as a result of changes in the spot-forward differential. Assessments of hedge effectiveness are performed using the dollar offset method and applying a hedge effectiveness ratio between 80% and 125%. Given that both the hedged item and the hedging instrument are evaluated using the same spot rate, the Company anticipates the hedges to be highly effective. The effectiveness of each derivative is assessed quarterly.

At December 31, 2003, 2002 and 2001, the notional amounts of the Company's foreign exchange contracts used to hedge outstanding balance sheet exposures were approximately $46,779,000, $49,939,000 and $34,411,000, respectively. The gains and losses on foreign currency contracts used to hedge balance sheet exposures are recognized as a component of interest and other income in the same period as the remeasurement gain and loss of the related foreign currency denominated assets and liabilities and thus offset these gains and losses. During the years ended December 31, 2003, 2002 and 2001, the Company recorded net losses of $6,838,000 and $8,148,000 and net gains of $4,473,000, respectively, due to net realized and unrealized gains and losses on contracts used to hedge balance sheet exposures.

Energy Derivative

In the second quarter of 2001, the Company entered into a long-term, fixed-price, fixed-capacity, energy supply contract as part of a comprehensive strategy to ensure the uninterrupted supply of electricity while capping costs in the volatile California electricity market. The contract was originally effective through May 2006. This derivative did not qualify for hedge accounting treatment under SFAS No. 133. Therefore, the Company recognized in earnings the changes in the estimated fair value of the contract based on current market rates as unrealized energy derivative losses. During the fourth quarter of 2001, the Company notified the energy supplier that, among other things, the energy supplier was in default of the energy supply contract and that based upon such default, and for other reasons, the Company was terminating the energy supply contract. As a result, the Company adjusted the estimated fair value of this contract through the date of termination. As the contract is terminated and neither party to the contract is performing pursuant to the terms of the contract, the terminated contract ceased to represent a derivative instrument in accordance with SFAS No. 133. The Company, therefore, no longer records future valuation adjustments for changes in electricity rates. The Company continues to reflect the derivative valuation account on its balance sheet, subject to periodic review, in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Any non-cash unrealized gains to be recognized upon extinguishment of the derivative valuation account would be reported as non-operating income.

As of the date of termination of the energy supply contract, the derivative valuation account reflected $19,922,000 of unrealized losses resulting from changes in the estimated fair value of the contract. The fair value of the contract was estimated at the time of termination based on market prices of electricity for the remaining period covered by the contract. The net differential between the contract price and estimated market prices for future periods was applied to the volume stipulated in the contract and discounted on a present-value basis to arrive at the estimated fair value of the contract at the time of termination. The estimate was highly subjective because quoted market rates directly relevant to the Company's local energy market and for periods extending beyond a 10- to 12-month horizon were not quoted on a traded market. In making the estimate, the Company instead had to rely upon near-term market quotations and other market information to determine an estimate of the fair value of the contract. In management's opinion, there are no available contract valuation methods that provide a reliable single measure of the fair value of the energy derivative because of the lack of quoted market rates directly relevant to the terms of the contract and because changes in subjective input assumptions can materially affect the fair value estimates. See Note 13 for a discussion of contingencies related to the termination of the Company's derivative energy supply contract.

Note 9. Earnings Per Common Share

The schedule below summarizes the elements included in the calculation of basic and diluted earnings per common share for the years ended December 31, 2003, 2002 and 2001.

	Years Ended December 31,		
(In thousands,except per-share data)	2003	2002	2001
Net income	$ 45,523	$ 69,446	$ 58,375
Weighted-average shares outstanding:			
Weighted-average shares outstanding — Basic	66,027	66,517	69,809
Dilutive securities	444	757	1,505
Weighted-average shares outstanding — Diluted	66,471	67,274	71,314
Earnings per common share:			
Basic	$ 0.69	$ 1.04	$ 0.84
Diluted	$ 0.68	$ 1.03	$ 0.82

For the years ended December 31, 2003, 2002 and 2001, options outstanding totaling 10,606,000 shares, 14,177,000 shares and 8,943,000 shares, respectively, were excluded from the calculations of earnings per common share, as their effect would have been antidilutive.

Note 10. Stock, Stock Options and Rights

Common Stock and Preferred Stock

The Company has an authorized capital of 243,000,000 shares, $.01 par value, of which 240,000,000 shares are designated Common Stock, and 3,000,000 shares are designated Preferred Stock. Of the Preferred Stock, 240,000 shares are designated Series A Junior Participating Preferred Stock in connection with the Company's shareholders' rights plan (see Shareholders' Rights Plan below). The remaining shares of Preferred Stock are undesignated as to series, rights, preferences, privileges or restrictions.

The holders of Common Stock are entitled to one vote for each share of Common Stock on all matters submitted to a vote of the Company's shareholders. Although to date no shares of Series A Junior Participating Preferred Stock have been issued, if such shares were issued, each share of Series A Junior Participating Preferred Stock would entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the shareholders of the Company. The holders of Series A Junior Participating Preferred Stock and the holders of Common Stock shall generally vote together as one class on all matters submitted to a vote of the Company's shareholders. Shareholders entitled to vote for the election of directors are entitled to vote cumulatively for one or more nominees.

Treasury Stock

In May 2000, August 2001 and May 2002, the Company announced that its Board of Directors authorized it to repurchase its Common Stock in the open market or in private transactions, subject to the Company's assessment of market conditions and buying opportunities from time to time, up to a maximum cost to the Company of $100,000,000, $100,000,000 and $50,000,000, respectively. The following schedule summarizes the Company's repurchase programs:

					Years Ended December 31,	
(In thousands, except per-share data)	2003		2002		2001	
	Shares Repurchased	Average Cost Per Share	Shares Repurchased	Average Cost Per Share	Shares Repurchased	Average Cost Per Share
Authority Announced in May 2000	—	$ —	—	$ —	1,022	$ 19.09
Authority Announced in August 2001	—	$ —	866	$ 17.86	4,979	$ 16.98
Authority Announced in May 2002	373	$ 12.77	1,967	$ 15.75	n/a	n/a
Total	373	$ 12.77	2,833	$ 16.40	6,001	$ 17.34

The Company has completed its May 2000 and August 2001 repurchase programs. As of December 31, 2003, the Company is authorized to repurchase up to $14,269,000 of its Common Stock under the repurchase program announced in May 2002. The Company's repurchases of shares of Common Stock are recorded at average cost in Common Stock held in treasury and result in a reduction of shareholders' equity.

In July 2001, the Company issued 5,837,000 shares of Common Stock held in treasury to the Callaway Golf Grantor Stock Trust in exchange for a promissory note in the amount of $90,282,000. The sale of these shares had no net impact on shareholders' equity.

Grantor Stock Trust

In July 1995, the Company established the Callaway Golf Company Grantor Stock Trust (the "GST") for the purpose of funding the Company's obligations with respect to one or more of the Company's non-qualified or qualified employee benefit plans. The GST shares are used primarily for the settlement of employee stock option exercises and employee stock plan purchases. The existence of the GST will have no impact upon the amount of benefits or compensation that will be paid under the Company's employee benefit plans. The GST acquires, holds and distributes shares of the Company's Common Stock in accordance with the terms of the trust. Shares held by the GST are voted in accordance with voting directions from eligible employees of the Company as specified in the GST.

In conjunction with the formation of the GST, the Company issued 4,000,000 shares of newly issued Common Stock to the GST in exchange for a promissory note in the amount of $60,575,000 ($15.14 per share). In December 1995, the Company issued an additional 1,300,000 shares of newly issued Common Stock to the GST in exchange for a promissory note in the amount of $26,263,000 ($20.20 per share). In July 2001, the Company issued 5,837,000 shares of Common Stock held in treasury to the GST in exchange for a promissory note in the amount of $90,282,000 ($15.47 per share). The issuance of these shares to the GST had no net impact on shareholders' equity.

For financial reporting purposes, the GST is consolidated with the Company. The value of shares owned by the GST are accounted for as a reduction to shareholders' equity until used in connection with the settlement of employee stock option exercises and employee stock plan purchases. Each period, the shares owned by the GST are valued at the closing market price, with corresponding changes in the GST balance reflected in paid-in capital. The issuance of shares by the GST is accounted for by reducing the GST and paid-in capital accounts proportionately as the shares are released.

The GST does not impact the determination or amount of compensation expense for the benefit plans being settled.

The following table presents shares released from the GST for the settlement of employee stock option exercises and employee stock plan purchases for the years ended December 31, 2003, 2002 and 2001:

	Years Ended December 31,		
(In thousands)	2003	2002	2001
Employee stock option exercises	1,041	197	150
Employee stock plan purchases	385	439	223
Total shares released from the GST	1,426	636	373

Options

The Company had the following stock option plans under which shares were available for grant at December 31, 2003: the 1995 Employee Stock Incentive Plan (the "1995 Plan"), the 1996 Stock Option Plan (the "1996 Plan"), the 1998 Stock Incentive Plan (the "1998 Plan") and the 2001 Non-Employee Directors Stock Option Plan (the "2001 Directors Plan").

The 1996 Plan and the 1998 Plan permit the granting of options or other stock awards to the Company's officers, employees and consultants. Under the 1996 Plan and the 1998 Plan, options may not be granted at option prices that are less than fair market value at the date of grant. The 1995 Plan permits the granting of options or other stock awards to only non-executive officer employees and consultants of the Company. Although stock option grants under the 1995 Plan may be made at exercise prices less than market value at the date of grant, the Company's practice has been to grant stock options at exercise prices equal to the market value at the date of grant. The 1995 Plan was amended in 2001 and the 1996 Plan was amended in 2000 to increase the maximum number of shares of Common Stock to be issued upon exercise of an option to 10,800,000 and 9,000,000 shares, respectively. The 2001 Directors Plan is a shareholder-approved plan. It provides for automatic grants of stock options upon a non-employee Director's initial appointment to the Company's Board of Directors and annually on the anniversary of such appointment. All such grants are made at prices based on the market value of the stock at the date of grant.

The following table presents shares authorized, available for future grant and outstanding under each of the Company's plans as of December 31, 2003:

(In thousands)	Authorized	Available	Outstanding
1991 Plan	10,000	—	412
Promotion Plan	3,560	—	746
1995 Plan	10,800	1,556	6,473
1996 Plan	9,000	1,598	4,876
1998 Plan	500	250	117
Key Officer Plans	1,100	—	260
2001 Directors Plan	500	374	126
Directors Plan	840	—	228
Total	36,300	3,778	13,238

Under the Company's stock option plans, outstanding options generally vest over periods ranging from zero to five years from the grant date and generally expire up to 12 years after the grant date.

The following summarizes stock option transactions for the years ended December 31, 2003, 2002 and 2001:

(In thousands, except per share data)	2003		2002		Years Ended December 31, 2001	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	14,936	$ 20.19	14,753	$ 20.57	16,758	$ 19.66
Granted	1,820	$ 12.73	2,458	$ 16.46	3,475	$ 19.72
Exercised	(1,174)	$ 11.71	(1,077)	$ 12.10	(3,634)	$ 12.39
Canceled	(2,344)	$ 25.18	(1,198)	$ 24.45	(1,846)	$ 26.77
Outstanding at end of year	13,238	$ 19.04	14,936	$ 20.19	14,753	$ 20.57
Options exercisable at end of year	9,922	$ 20.56	11,522	$ 21.11	11,484	$ 21.20
Price range of outstanding options		$5.25 - $40.00		$5.00 - $40.00		$5.00 - $40.00

The exercise price of all options granted during 2003, 2002, and 2001 was generally equal to the market value on the date of grant. The following table summarizes additional information about outstanding stock options at December 31, 2003:

Range of Exercise Price	Number Outstanding	Remaining Contractual Life-Years	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
	(in thousands)		*(in thousands)*		
$5.25 - $10	18	2.87	$ 7.26	18	$ 7.26
$10 - $15	4,356	6.44	$ 12.88	2,695	$ 13.17
$15 - $25	5,843	6.55	$ 17.65	4,188	$ 18.07
$25 - $40	3,021	1.88	$ 30.68	3,021	$ 30.68
$5.25 - $40	13,238	5.44	$ 19.04	9,922	$ 20.56

During 2002 and 2001, the Company, at its discretion, extended the expiration terms or accelerated the vesting of 683,000 and 1,422,000 options, respectively, held by certain employees and officers. At the time of the modifications, the exercise prices of the options were in excess of the then-current market price and accordingly these actions did not result in compensation expense for the Company. Also during 2001, the Company, at its discretion, cancelled and re-granted 17,000 options and recognizes compensation expense, if any, related to these options in accordance with variable plan accounting.

Shareholders' Rights Plan

The Company has a plan to protect shareholders' rights in the event of a proposed takeover of the Company. This plan is not intended to prevent transactions which provide full and fair value to shareholders. It is intended to discourage abusive takeover tactics and to provide time for the Company's Board of Directors to review and evaluate what is in the best interests of shareholders. Under the plan, each share of the Company's outstanding Common Stock carries one right to purchase one one-thousandth of a share of the Company's Series "A" Junior Participating Preferred Stock (the "Right"). The Right entitles the holder, under certain circumstances, to purchase Common Stock of Callaway Golf Company or of the acquiring company at a substantially discounted price 10 days after a person or group publicly announces it has acquired or has tendered an offer for 15% or more of the Company's outstanding Common Stock. The Rights are redeemable by the Company at $0.01 per Right and expire in 2005.

Restricted Common Stock

During 1998, the Company granted 130,000 shares of Restricted Common Stock with a fair value of $31 per share to 26 officers of the Company. Of these shares, 83,750 shares were canceled due to the service requirement not being met. During 1998, the Company, at its discretion, accelerated the vesting of 20,000 shares and recorded related compensation expense of $618,000. The remaining 26,250 shares, vested on January 1, 2003. The net compensation expense of $814,000 related to the remaining shares was recognized ratably over the vesting period, based on the difference between the exercise price and market value of the stock on the measurement date.

Employee Stock Purchase Plan

The Company has an Employee Stock Purchase Plan ("1999 ESPP"), pursuant to which participating employees authorize the Company to withhold compensation and to use the withheld amounts to purchase shares of the Company's Common Stock at 85% of the lower of the fair market value on the first day of a two year offering period or the last day of each six month exercise period. During 2003, 2002 and 2001, approximately 385,000, 443,000 and 506,000 shares, respectively, of the Company's Common Stock were purchased under the 1999 ESPP or the ESPP. As of December 31, 2003, 450,000 shares were reserved for future issuance under the 1999 ESPP.

Compensation Expense

During 2003, 2002 and 2001, the Company recorded $15,000, $314,000 and $342,000, respectively, in compensation expense for Restricted Common Stock and certain options to purchase shares of Common Stock granted to employees, officers, professional endorsers and consultants of the Company. The valuation of options granted to non-employees is estimated using the Black-Scholes option-pricing model.

Unearned compensation has been charged for the value of stock-based awards granted to both employees and non-employees on the measurement date based on the valuation methods described above. These amounts are amortized over the vesting period. The unamortized portion of unearned compensation is shown as a reduction of shareholders' equity in the accompanying consolidated balance sheet.

Note 11. Employee Benefit Plans

The Company has a voluntary deferred compensation plan under Section 401(k) of the Internal Revenue Code (the "401(k) Plan") for all employees who satisfy the age and service requirements under the 401(k) Plan. Each participant may elect to contribute up to 15% of annual compensation, up to the maximum permitted under Federal law, and the Company is obligated to contribute annually an amount equal to 100% of the participant's contribution up to 6% of that participant's annual compensation. Employees contributed $6,216,000, $6,502,000 and $6,353,000 to the 401(k) Plan in 2003, 2002 and 2001, respectively. In accordance with the provisions of the 401(k) Plan, the Company matched employee contributions in the amount of $4,695,000, $4,912,000 and $4,474,000 during 2003, 2002 and 2001, respectively. Additionally, the Company can make discretionary contributions based on the profitability of the Company. For the years ended December 31, 2003, 2002 and 2001, the Company recorded compensation expense for discretionary contributions of $1,898,000, $2,669,000 and $3,786,000, respectively.

The Company also has an unfunded, non-qualified deferred compensation plan. The plan allows officers, certain other employees and directors of the Company to defer all or part of their compensation, to be paid to the participants or their designated beneficiaries upon retirement, death or separation from the Company. To support the deferred compensation plan, the Company has elected to purchase Company-owned life insurance. The cash surrender value of the Company-owned insurance related to deferred compensation is included in other assets and was $9,905,000 and $9,139,000 at December 31, 2003 and 2002, respectively. The liability for the deferred compensation is included in long-term liabilities and was $ 8,947,000 and $7,375,000 at December 31, 2003 and 2002, respectively. For the years ended December 31, 2003 and 2002, the total participant deferrals were $1,544,000 and $1,634,000, respectively.

Note 12. Income Taxes

The Company's income before income tax provision was subject to taxes in the following jurisdictions for the following periods:

	Years Ended December 31,		
(In thousands)	2003	2002	2001
United States	$ 50,803	$ 101,897	$ 75,872
Foreign	17,080	9,774	22,320
	$ 67,883	$ 111,671	$ 98,192

The provision for income taxes is as follows:

	Years Ended December 31,		
(In thousands)	2003	2002	2001
Current tax provision:			
Federal	$ 21,452	$ 26,666	$ 23,056
State	2,954	3,935	3,350
Foreign	7,215	3,811	8,273
Deferred tax expense (benefit):			
Federal	(8,323)	5,944	3,595
State	120	1,367	1,526
Foreign	(1,058)	502	17
Income tax provision	$ 22,360	$ 42,225	$ 39,817

During 2003, 2002 and 2001, tax benefits related to stock option exercises were $1,784,000, $5,479,000 and $14,520,000, respectively. Such benefits were recorded as a reduction of income taxes payable and an increase in paid-in capital.

Deferred tax assets and liabilities are classified as current or noncurrent according to the classification of the related asset or liability. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2003 and 2002 are as follows:

	Years Ended December 31,	
(In thousands)	2003	2002
Deferred tax assets:		
Reserves and allowances	$ 16,527	$15,089
Depreciation and amortization	6,921	—
Compensation and benefits	7,474	5,513
Effect of inventory overhead adjustment	1,708	1,858
Compensatory stock options and rights	1,328	1,734
Revenue recognition	8,171	7,209
Long-lived asset impairment	625	1,757
Capital loss carryforward	—	41
Tax credit carryforwards	1,200	1,458
Energy derivative	8,108	8,129
Other	2,133	2,427
Total deferred tax assets	54,195	45,215
Valuation allowance for deferred tax assets	(3,540)	(2,454)
Deferred tax assets, net of valuation allowance	50,655	42,761
Deferred tax liabilities:		
State taxes, net of federal income tax benefit	(1,659)	(1,454)
Depreciation and amortization	—	(1,572)
Net deferred tax assets	$ 48,996	$39,735

At December 31, 2003, the Company had $1,200,000 of credit carryforwards primarily relating to state investment tax credits that expire December 31, 2006.

A valuation allowance has been established due to the uncertainty of realizing certain tax carryforwards, and a portion of other deferred tax assets. Based on management's assessment, it is more likely than not that all the net deferred tax assets will be realized through future earnings.

A reconciliation of income taxes computed by applying the statutory U.S. income tax rate to the Company's income before income taxes to the income tax provision is as follows:

	Years Ended December 31,		
(In thousands)	2003	2002	2001
Amounts computed at statutory U.S. tax rate	$23,703	$39,085	$ 34,367
State income taxes, net of U.S. tax benefit	2,509	4,213	4,047
State tax credits, net of U.S. tax benefit	(1,138)	(429)	(878)
Expenses with no tax benefit	876	1,089	693
Foreign sales corporation tax benefits	(4,277)	(1,060)	(1,406)
Change in deferred tax valuation allowance	1,086	(310)	1,410
Other	(399)	(363)	1,584
Income tax provision	$22,360	$42,225	$ 39,817

U.S. income taxes were not provided for undistributed earnings of certain non-U.S. subsidiaries that will be re-invested outside the United States indefinitely. As of December 31, 2003 the cumulative amount of net undistributed earnings of foreign subsidiaries was $31,100,000. It is not practical to calculate the unrecognized deferred tax liability associated with the undistributed earnings.

U.S. tax return examinations have been completed for the years through 1997. Management believes adequate provisions for income tax have been recorded for all years.

Note 13. Commitments and Contingencies

Legal Matters

In conjunction with the Company's program of enforcing its proprietary rights, the Company has initiated or may initiate actions against alleged infringers under the intellectual property laws of various countries, including, for example, the U.S. Lanham Act, the U.S. Patent Act, and other pertinent laws. Defendants in these actions may, among other things, contest the validity and/or the enforceability of some of the Company's patents and/or trademarks. Others may assert counterclaims against the Company. Historically, these matters individually and in the aggregate have not had a material adverse effect upon the financial position or results of operations of the Company. It is possible, however, that in the future one or more defenses or claims asserted by defendants in one or more of those actions may succeed, resulting in the loss of all or part of the rights under one or more patents, loss of a trademark, a monetary award against the Company or some other material loss to the Company. One or more of these results could adversely affect the Company's overall ability to protect its product designs and ultimately limit its future success in the marketplace.

In addition, the Company from time to time receives information claiming that products sold by the Company infringe or may infringe patent or other intellectual property rights of third parties. It is possible that one or more claims of potential infringement could lead to litigation, the need to obtain licenses, the need to alter a product to avoid infringement, a settlement or judgment, or some other action or material loss by the Company.

On April 6, 2001, a complaint was filed against Callaway Golf Company and Callaway Golf Sales Company in the Circuit Court of Sevier County, Tennessee, Case No. 2001-241-IV. The complaint seeks to assert a class action by plaintiff on behalf of himself and on behalf of consumers in Tennessee and Kansas who purchased select Callaway Golf products on or after March 20, 2000. Specifically, the complaint alleges that the Company adopted a New Product Introduction Policy governing the introduction of certain of the Company's new products in violation of Tennessee and Kansas antitrust and consumer protection laws. The plaintiff is seeking damages, restitution and punitive damages. The parties are engaged in discovery.

On November 4, 2002, Callaway Golf Sales Company was served with a complaint filed in the District Court of Sedgwick County, Kansas, Case No. 02C3607, seeking to assert an alleged class action on behalf of Kansas consumers who purchased select Callaway Golf products covered by the New Product Introduction Policy. Callaway Golf Company is also named in the Kansas case. The plaintiff in the Kansas case seeks damages and restitution for the alleged class under Kansas law.

On October 3, 2001, the Company filed suit in the United States District Court for the District of Delaware, Civil Action No. 01-669, against Dunlop Slazenger Group Americas, Inc., d/b/a MaxFli ("MaxFli") for infringement of a golf ball aerodynamics patent owned by the Company, U.S. Patent No. 6,213,898 (the "Aerodynamics Patent"). On October 15, 2001, MaxFli filed an answer to the complaint denying any infringement, and also filed a counterclaim against the Company asserting that former MaxFli employees hired by the Company had disclosed confidential MaxFli trade secrets to the Company, and that the Company had used that information to enter the golf ball business. Among other remedies, MaxFli is seeking compensatory damages; an additional award of punitive damages equal to two times the compensatory damages; prejudgment interest; attorneys' fees; a declaratory judgment; and injunctive relief. Both parties have amended their claims. The Company added a claim for false advertising and MaxFli added a claim for inequitable conduct before the Patent and Trademark Office. The parties are engaged in expert discovery. MaxFli's original report from its damages expert asserts that MaxFli is entitled to at least $18,500,000 in compensatory damages from the Company. MaxFli recently submitted a supplemental damages report seeking an additional $11,300,000 in compensatory damages, for a total compensatory damages claim of approximately $30,000,000. The Company has submitted its own expert report seeking damages for false advertising. The Company anticipates that each party will challenge the methodology and conclusions in the expert damages reports of the other. On November 12, 2003, pursuant to an agreement between the Company and MaxFli, the Court dismissed the Company's claim for infringement of the Aerodynamics Patent and all portions of MaxFli's counterclaim related to the Aerodynamics Patent, thereby resolving that part of the case. The trial on the Company's false advertising claim and MaxFli's remaining counterclaims is scheduled to commence in the summer of 2004. An unfavorable resolution of MaxFli's counterclaim could have a significant adverse effect upon the Company's results of operations, cash flows and financial position.

On December 2, 2002, Callaway Golf Company was served with a complaint filed in the Circuit Court of the 19th Judicial District in and for Martin County, Florida, Case No. 935CA, by the Perfect Putter Co. and certain principals of the Perfect Putter Co. Plaintiffs have sued Callaway Golf Company, Callaway Golf Sales Company and a Callaway Golf Sales Company sales representative. Plaintiffs allege that the Company misappropriated certain alleged trade secrets of the Perfect Putter Co. and incorporated those purported trade secrets in the Company's Odyssey White Hot 2-Ball Putter. Plaintiffs also allege that the Company made false statements and acted inappropriately during discussions with plaintiffs. Plaintiffs are seeking compensatory damages, exemplary damages, attorney's fees and costs, pre- and post-judgment interest and injunctive relief. On December 20, 2002, Callaway Golf removed the case to the United States District Court for the Southern District of Florida, Case No. 02-14342. On April 29, 2003, the District Court denied plaintiffs' motion to remand the case to state court. Thereafter, on August 14, 2003, the plaintiffs filed a second amended complaint adding a new claim for civil theft under Florida law based on the facts set forth in the original complaint. If successful on that claim, the plaintiffs will be entitled to treble damages. The Company has denied the allegations of the second amended complaint. The parties are currently engaged in discovery. The trial of the action has been set to commence in September 2004.

On July 3, 2003, Saso Golf Inc. filed a lawsuit against the Company, Callaway Golf Sales Co., and an unrelated defendant in the United States District Court for the Northern District of Illinois, Case No. 03-CV-4646. Saso Golf alleges that sales of Callaway Golf's metal woods, including but not limited to the original Callaway Golf Biggest Big Bertha, infringe U.S. Patent No. 5,645,495 and seeks compensatory damages, treble damages, attorney's fees, prejudgment interest, costs and injunctive relief. The Company has denied the allegations in the Complaint. The Court has not set a trial date, and the parties are conducting discovery.

The Company and its subsidiaries, incident to their business activities, are parties to a number of legal proceedings, lawsuits and other claims, including the matters specifically noted above. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. Consequently, management is unable to estimate the ultimate aggregate amount of monetary liability, amounts which may be covered by insurance, or the financial impact with respect to these matters as of December 31, 2003. Except as discussed above with regard to the MaxFli litigation, management believes at this time that the final resolution of these matters, individually and in the aggregate, will not have a material adverse effect upon the Company's consolidated annual results of operations or cash flows, or financial position.

Supply of Electricity and Energy Contracts

In the second quarter of 2001, the Company entered into an agreement with Pilot Power Group, Inc. ("Pilot Power") as the Company's energy service provider and in connection therewith entered into a long-term, fixed-priced, fixed-capacity, energy supply contract (the "Enron Contract") with Enron Energy Services, Inc. ("EESI"), a subsidiary of Enron Corporation, as part of a comprehensive strategy to ensure the uninterrupted supply of energy, while capping electricity costs in the volatile California energy market. The Enron Contract provided, subject to the other terms and conditions of the contract, for the Company to purchase nine megawatts of energy per hour from June 1, 2001 through May 31, 2006 (394,416 megawatts over the term of the contract). The total purchase price for such energy over the full contract term would have been approximately $43,484,000.

At the time the Company entered into the Enron Contract, nine megawatts per hour was in excess of the amount the Company expected to be able to use in its operations. The Company agreed to purchase this amount, however, in order to obtain a more favorable price than the Company could have obtained if the Company had purchased a lesser quantity. The Company expected to be able to sell any excess supply through Pilot Power.

On November 29, 2001, the Company notified EESI that, among other things, EESI was in default of the Enron Contract and that based upon such default, and for other reasons, the Company was terminating the Enron Contract effective immediately. At the time of termination, the contract price for the remaining energy to be purchased under the Enron Contract through May 2006 was approximately $39,126,000.

On November 30, 2001, EESI notified the Company that it disagreed that it was in default of the Enron Contract and that it was prepared to deliver energy pursuant to the Enron Contract. On December 2, 2001, EESI, along with Enron Corporation and numerous other related entities, filed for bankruptcy. Since November 30, 2001, the parties have not been operating under the Enron Contract and Pilot Power has been providing energy to the Company from alternate suppliers.

As a result of the Company's notice of termination to EESI, and certain other automatic termination provisions under the Enron Contract, the Company believes that the Enron Contract has been effectively and appropriately terminated. There can be no assurance that EESI or another party will not assert a future claim against the Company or that a bankruptcy court or arbitrator will not ultimately nullify the Company's termination of the Enron Contract. No provision has been made for contingencies or obligations, if any, under the Enron Contract beyond November 30, 2001.

Vendor Arrangements

The Company is dependent on a limited number of suppliers for its clubheads and shafts, some of which are single-sourced. In addition, some of the Company's products require specifically developed manufacturing techniques and processes which make it difficult to identify and utilize alternative suppliers quickly. The Company believes that suitable clubheads and shafts could be obtained from other manufacturers in the event its regular suppliers (because of financial difficulties or otherwise) are unable or fail to provide suitable components. However, any significant production delay or disruption caused by the inability of current suppliers to deliver or the transition to other suppliers could have a material adverse impact on the Company's results of operations. The Company is also single-sourced or dependent on a limited number of suppliers for the materials it uses to make its golf balls. Many of the materials are customized for the Company. Any delay or interruption in such supplies could have a material adverse impact upon the Company's golf ball business. If the Company did experience any such delays or interruptions, there is no assurance that the Company would be able to find adequate alternative suppliers at a reasonable cost or without significant disruption to its business.

Lease Commitments

The Company leases certain warehouse, distribution and office facilities, vehicles as well as office equipment under operating leases and certain computer and telecommunication equipment under capital leases. Lease terms range from one to 10 years expiring at various dates through December 2008, with options to renew at varying terms. Commitments for minimum lease payments under non-cancelable operating leases as of December 31, 2003 are as follows:

(In thousands)	
2004	$ 4,820
2005	3,551
2006	2,854
2007	2,060
2008	828
Thereafter	1,648
	$ 15,761

Future minimum lease payments have not been reduced by future minimum sublease rentals of $1,144,000 under an operating lease. Rent expense for the years ended December 31, 2003, 2002 and 2001 was $4,388,000, $3,780,000 and $3,759,000, respectively.

Golf Professional Endorsement Contracts

The Company establishes relationships with professional golfers in order to evaluate and promote Callaway Golf, Odyssey, Top-Flite, Ben Hogan and Strata branded products. The Company has entered into endorsement arrangements with members of the various professional tours, including the Champions Tour, the PGA Tour, the LPGA Tour, the PGA European Tour, the Japan Golf Tour and the Nationwide Tour. Many of these contracts provide incentives for successful performances using the Company's products. For example, under these contracts, the Company could be obligated to pay a cash bonus to a professional who wins a particular tournament while playing the Company's golf clubs or golf balls. It is not possible to predict with any certainty the amount of such performance awards the Company will be required to pay in any given year. Such expenses, however, are an ordinary part of the Company's business and the Company does not believe that the payment of these performance awards will have a material adverse effect upon the Company.

Other Contingent Contractual Obligations

During its normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These include (i) intellectual property indemnities to the Company's customers and licensees in connection with the use, sale and/or license of Company products, (ii) indemnities to various lessors in connection with facility leases for certain claims arising from such facilities or leases, (iii) indemnities to vendors and service providers pertaining to claims based on the negligence or willful misconduct of the Company and (iv) indemnities involving the accuracy of representations and warranties in certain contracts. In addition, the Company has made contractual commitments to several employees providing for severance payments upon the occurrence of certain prescribed events. The Company also has several consulting agreements that provide for payment of nominal fees upon the issuance of patents and/or the commercialization of research results. The Company has also issued a guarantee in the form of a standby letter of credit as security for contingent liabilities under certain workers' compensation insurance policies. The duration of these indemnities, commitments and guarantees varies, and in certain cases, may be indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation on the maximum amount of future payments the Company could be obligated to make. Historically, costs incurred to settle claims related to indemnities have not been material to the Company's financial position, results of operations or cash flows. In addition, the Company believes the likelihood is remote that material payments will be required under the commitments and guarantees described above. The fair value of indemnities, commitments and guarantees that the Company issued during 2003 was not material to the Company's financial position, results of operations or cash flows.

Employment Contracts

The Company has entered into employment contracts with each of the Company's officers. These contracts generally provide for severance benefits, including salary continuation, if employment is terminated by the Company for convenience or by the officer for substantial cause. In addition, in order to assure that the officers would continue to provide independent leadership consistent with the Company's best interests in the event of an actual or threatened change in control of the Company, the contracts also generally provide for certain protections in the event of such a change in control. These protections include the extension of employment contracts and the payment of certain severance benefits, including salary continuation, upon the termination of employment following a change in control. The Company is also generally obligated to reimburse such officers for the amount of any excise taxes associated with such benefits.

Note 14. Segment Information

The Company's operating segments are organized on the basis of products and include Golf Clubs and Golf Balls. The Golf Clubs segment consists primarily of Callaway Golf, Top-Flite and Ben Hogan woods, irons, wedges and putters as well as Odyssey putters and other golf-related accessories. The Golf Balls segment consists primarily of Callaway Golf, Top-Flite, Ben Hogan and Strata golf balls that are designed, manufactured and sold by the Company. There are no significant intersegment transactions.

The table below contains information utilized by management to evaluate its operating segments.

	Years Ended December 31,		
(In thousands)	2003	2002	2001
Net sales[1]			
Golf Clubs	$ 735,654	$ 727,196	$ 763,219
Golf Balls	78,378	66,023	54,853
	$ 814,032	$ 793,219	$ 818,072
Income (loss) before tax[1]			
Golf Clubs[2]	$ 167,996	$ 179,489	$ 186,570
Golf Balls[3]	(52,687)	(25,576)	(17,868)
Reconciling items[4][5]	(47,476)	(42,242)	(70,510)
	$ 67,833	$ 111,671	$ 98,192
Identifiable assets			
Golf Clubs	$ 307,462	$ 311,823	$ 343,741
Golf Balls	190,172	103,152	60,166
Reconciling items[6]	250,932	264,870	243,695
	$ 748,566	$ 679,845	$ 647,602
Goodwill			
Golf Clubs	$ 20,216	$ 18,202	$ 16,846
Golf Balls	—	—	—
	$ 20,216	$ 18,202	$ 16,846
Depreciation and amortization			
Golf Clubs	$ 30,818	$ 30,628	$ 33,212
Golf Balls	13,678	7,012	4,255
	$ 44,496	$ 37,640	$ 37,467

(1) Beginning with the first quarter of 2003, the Company records royalty revenue in net sales and royalty expenses as a component of selling expenses. Previously, royalty revenue and royalty expenses were recorded as a component of other income. Prior periods have been reclassified to conform with the current period presentation.

(2) For 2002, the Company's income before tax includes the effect of the change in accounting estimate for the Company's warranty accrual. During the third quarter of 2002, the Company reduced its warranty reserve by approximately $17,000,000 (Note 4).

(3) On September 15, 2003, the Company completed the domestic portion of the Top-Flite Acquisition. The settlement of the international assets was effective October 1, 2003. Thus, the Company's financial data include the Top-Flite business results of operations in the United States from September 15, 2003, through December 31, 2003, and the international operations from October 1, 2003, through December 31, 2003. Additionally, the Company's 2003 income (loss) before tax includes the recognition of integration charges related to the consolidation of its Callaway Golf and Top-Flite golf ball and golf club manufacturing and research and development operations. These charges reduced the Company's income (loss) before tax by approximately $24,080,000 (Notes 2 and 3).

(4) For 2001, the Company's income (loss) before tax includes the recognition of unrealized energy contract losses due to changes in the estimated fair value of the energy contract based on market rates. During the second and third quarters of 2001, the Company recorded an aggregate $19,922,000 of unrealized losses. During the fourth quarter of 2001, the Company terminated the energy contract. As a result, the Company will continue to reflect the derivative valuation account on its balance sheet with no future valuation adjustments for changes in market rates, subject to periodic review (Notes 8 and 13).

(5) Represents corporate general and administrative expenses and other income (expense) not utilized by management in determining segment profitability.

(6) Identifiable assets are comprised of net inventory, certain property, plant and equipment, intangible assets and goodwill. Reconciling items represent unallocated corporate assets not segregated between the two segments.

The Company's net sales by product category are as follows:

(In thousands)	Year Ended December 31, 2003	2002	2001
Net sales			
Drivers and Fairway Woods	$ 252,420	$ 309,972	$ 392,945
Irons	271,684	243,454	248,872
Putters	142,814	111,523	67,471
Golf Balls	78,378	66,023	54,853
Accessories and Other(*)	68,736	62,247	53,931
	$ 814,032	$ 793,219	$ 818,072

(*) Beginning with the first quarter of 2003, the Company records royalty revenue in net sales. Previously, royalty revenue was recorded as a component of other income and prior periods have been reclassified to conform with the current period presentation.

The Company markets its products in the United States and internationally, with its principal international markets being Japan and Europe. The tables below contain information about the geographical areas in which the Company operates. Revenues are attributed to the location to which the product was shipped. Long-lived assets are based on location of domicile.

(In thousands)	Sales	Long-Lived Assets
2003		
United States	$ 449,424	$ 305,176
Europe	145,148	16,995
Japan	101,259	3,590
Rest of Asia	58,327	846
Other foreign countries	59,874	8,007
	$ 814,032	$ 334,614
2002		
United States(*)	$ 439,847	$ 263,706
Europe	136,941	16,477
Japan	102,624	3,791
Rest of Asia	58,040	1,000
Other foreign countries	55,767	3,683
	$ 793,219	$ 288,657
2001		
United States(*)	$ 446,000	$ 234,281
Europe	118,417	13,261
Japan	130,706	3,415
Rest of Asia	63,928	729
Other foreign countries	59,021	2,877
	$ 818,072	$ 254,563

(*) Beginning with the first quarter of 2003, the Company records royalty revenue in net sales. Previously, royalty revenue was recorded as a component of other income and prior periods have been reclassified to conform with the current period presentation.

Note 15. Licensing Arrangements

The Company from time to time licenses its trademarks and service marks to third parties for use on products such as golf apparel, golf shoes and other golf related products, such as headwear, travel bags, golf towels and umbrellas. The Company has a current licensing arrangement with Ashworth, Inc. for the creation of a complete line of Callaway Golf men's and women's apparel for distribution in the United States, Canada, Europe, Australia, New Zealand and South Africa. The first full year in which the Company received royalty revenue under these licensing arrangements was 2003. The Company also has a current licensing arrangement with Sanei International Co., Ltd. ("Sanei") for the creation of a complete line of Callaway Golf men's and women's apparel for distribution in Asian Pacific markets including Japan, Korea, Hong Kong, Taiwan, Singapore, Indonesia, Malaysia, Thailand, Vietnam, Philippines, Brunei, Myanmar and Shenzhen in China.

In addition to apparel, the Company has also entered into licensing arrangements with (i) Tour Golf Group Inc. for the creation of a Callaway Golf footwear collection, (ii) Fossil Inc. for a line of Callaway Golf watches and clocks and (iii) TRG Accessories, LLC for the creation of a collection consisting of luggage, personal leather products and skin protection products. Also in 2003, as part of the Top-Flite Acquisition, the Company assumed certain license agreements Top-Flite had previously entered into with third parties to license the use of its Top-Flite, Ben Hogan and Strata brands on apparel, souvenirs and gifts.

Note 16. Transactions with Related Parties

A director of the Company is also a retired partner of a law firm that performs legal services for the Company. Legal fees incurred with this law firm totaled $2,971,000, $1,095,000 and $351,000 for the years ended December 31, 2003, 2002 and 2001, respectively. The director receives no benefit as a result of the Callaway Golf fees paid to the law firm. A former director of the Company is also a senior managing director of an investment bank which performed services for the Company. Investment banking fees incurred with this investment bank in 2003 and 2001 totaled $3,563,000 and $557,000, respectively. There were no fees paid in 2002.

The Callaway Golf Company Foundation (the "Foundation") oversees and administers charitable giving for the Company and makes grants to carefully selected organizations. Directors and executive officers of the Company also serve as directors of the Foundation and the Company's employees provide accounting and administrative services for the Foundation. In 2003, 2002 and 2001, the Company recognized charitable contribution expense of $939,000, $1,165,000 and $1,000,000, respectively, as a result of its unconditional promise to contribute such amounts to the Foundation.

In the latter part of 2003, the Company requested on short notice that one of its executive officers relocate to Chicopee, Massachusetts, to be the President and Chief Operating Officer of the newly acquired Top-Flite business. In order to assist this officer with his relocation across country on such short notice (and because under the Sarbanes-Oxley Act of 2002 the Company is prohibited from making a loan to him), the Company purchased his residence in California at a cost of $2,000,000. The purchase price was determined based upon two independent appraisals. As of December 31, 2003, the Company was marketing the home and accounted for the home as a long-lived asset held for sale classified as other assets.

Note 17. Summarized Quarterly Data (Unaudited)

Fiscal Year 2003 Quarters

(In thousands, except per share data)	1st	2nd	3rd[3]	4th[3][5]	Total
Net sales	$ 271,719	$ 242,077	$ 153,634	$ 146,602	$ 814,032
Gross profit	$ 137,837	$ 126,494	$ 70,220	$ 34,064	$ 368,615
Net income (loss)	$ 42,477	$ 34,143	$ 2,334	$ (33,431)	$ 45,523
Earnings (loss) per common share[1]					
Basic	$ 0.65	$ 0.52	$ 0.04	$ (0.50)	$ 0.69
Diluted	$ 0.64	$ 0.52	$ 0.03	$ (0.50)	$ 0.68

Fiscal Year 2002 Quarters

(In thousands, except per share data)	1st	2nd	3rd[4]	4th	Total
Net sales[2]	$ 256,708	$ 252,473	$ 161,257	$ 122,781	$ 793,219
Gross profit[2]	$ 128,751	$ 137,789	$ 79,886	$ 53,725	$ 400,151
Net income (loss)	$ 30,694	$ 37,142	$ 7,187	$ (5,577)	$ 69,446
Earnings (loss) per common share[1]					
Basic	$ 0.46	$ 0.56	$ 0.11	$ (0.08)	$ 1.04
Diluted	$ 0.45	$ 0.55	$ 0.11	$ (0.08)	$ 1.03

(1) Earnings per share is computed individually for each of the quarters presented; therefore, the sum of the quarterly earnings per share may not necessarily equal the total for the year.

(2) Beginning in the first quarter of 2003, the Company records royalty revenue as a component of net sales and royalty expenses as a component of selling expenses. Previously, royalty revenue and royalty expense was recorded as a component of other income. Prior periods have been reclassified to conform with the current period presentation. Previously reported net sales for 2002 were $256,380,000, $252,182,000, $160,981,000, $122,521,000 and $792,064,000 for the first, second, third and fourth quarters and for the year ended 2002, respectively. Previously reported gross profit for 2002 was $128,423,000, $137,498,000, $79,610,000, $53,465,000 and $398,996,000 for the first, second, third and fourth quarters and for the year ended 2002, respectively.

(3) On September 15, 2003, the Company completed the domestic portion of the Top-Flite Acquisition. The settlement of the international assets was effective October 1, 2003. Thus, the Company's consolidated statement of operations include The Top-Flite Golf Company results of operations in the United States for the period of September 15, 2003, through December 31, 2003, and the international operations for the period of October 1, 2003, through December 31, 2003. See Note 3 for pro forma disclosure for the years ended December 31, 2003, and 2002.

(4) The Company's gross profit, net income and earnings per common share includes the effect of the change in accounting estimate for the Company's warranty accrual. During the third quarter of 2002, the Company reduced its warranty reserve by approximately $17,000,000, pre-tax (Note 4).

(5) The Company's gross profit, net income and earnings per common share include the recognition of $24,080,000 in pre-tax integration charges recorded during the fourth quarter of 2003 related to the consolidation of its Callaway Golf and Top-Flite operations (Note 2).

Independent Auditors' Report

TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF CALLAWAY GOLF COMPANY:

We have audited the accompanying consolidated balance sheets of Callaway Golf Company and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of Callaway Golf Company and subsidiaries for the year ended December 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 15, 2002 (except with respect to the Company's election to purchase certain leased equipment as discussed in Note 2 (previously reported in Note 17 in the previously issued 2001 financial statements), as to which the date is February 11, 2002).

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Callaway Golf Company and subsidiaries as of December 31, 2003 and 2002 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the consolidated financial statements of Callaway Golf Company and subsidiaries as of December 31, 2001, and for the year then ended, were audited by other auditors who have ceased operations. As described in Notes 2, 6 and 15, these consolidated financial statements have been revised to include certain transitional disclosures and reclassifications required by Statement of Financial Accounting Standards (Statement) No. 142, *Goodwill and Other Intangible Assets*, which was adopted by the Company as of January 1, 2002, Statement No. 148, *Accounting for Stock Based Compensation-Transition and Disclosure*, which disclosure provisions were adopted by the Company on December 31, 2002 and the Company's reclassification of royalty income as a component of net sales and royalty-related expenses as a component of selling expenses, rather than other income. Our audit procedures with respect to the disclosures in Note 6 pertaining to 2001 included (i) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense, net of related tax effects, recognized in those periods related to goodwill and intangible assets that are no longer being amortized, as a result of initially applying Statement No. 142, to the Company's underlying records obtained from management; (ii) agreeing the amounts of goodwill, gross non-amortizing and amortizing intangible assets and their related accumulated amortization and net book value to the Company's underlying records obtained from management; and (iii) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income and the related earnings per share amounts and the components of the intangible assets to reported intangible assets, and the reclassification of goodwill. Our audit procedures with respect to the pro forma disclosures in Note 2 pertaining to 2001 included agreeing the previously reported net income and pro forma net income amounts to previously issued financial statements and the adjustments to reported net income representing stock-based employee compensation expense included in reported net income and total stock-based employee compensation expense determined under a fair-value-based method for all awards, net of related tax effects, to the Company's underlying records obtained from management. Our audit procedures with respect to the disclosure of the reclassification of royalty income pertaining to 2001 included (i) agreeing the previously reported net sales and selling expenses to the previously issued financial statements and the adjustments to reported net sales and selling expenses representing royalty income and royalty-related expenses recognized in those periods to underlying records obtained from management; (ii) agreeing the amounts of net sales, selling expenses, royalty income and royalty-related expenses to the Company's underlying records obtained from management; and (iii) testing the mathematical accuracy of net sales, selling expenses and other income as adjusted for the reclassifications described above to the similarly reported amounts.

In our opinion, the disclosures for 2001 in Notes 2, 6 and 15 and related reclassifications, as described above, are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

As discussed in Note 6 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and intangible assets.

Deloitte & Touche LLP

Costa Mesa, California
March 10, 2004

THE FOLLOWING AUDIT REPORT OF ARTHUR ANDERSEN LLP ("ARTHUR ANDERSEN") IS A COPY OF THE ORIGINAL AUDIT REPORT DATED JANUARY 15, 2002, PREVIOUSLY ISSUED BY ARTHUR ANDERSEN IN CONNECTION WITH THE AUDIT OF THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS INCLUDED IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2001. THIS AUDIT REPORT HAS NOT BEEN RE-ISSUED BY ARTHUR ANDERSEN AS THEY HAVE CEASED OPERATIONS. WE ARE INCLUDING THIS COPY OF THE ARTHUR ANDERSEN AUDIT REPORT PURSUANT TO RULE 2-02(e) OF REGULATION S-X UNDER THE SECURITIES ACT OF 1933.

Report of Independant Public Accountants

To the Board of Directors and Shareholders
of Callaway Golf Company:

We have audited the accompanying consolidated balance sheet of Callaway Golf Company (a Delaware corporation) and Subsidiaries as of December 31, 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Callaway Golf Company and Subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

San Diego, California January 15, 2002
(except with respect to the matter discussed in Note 17, as to which the date is February 11, 2002)

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Dismissal of Arthur Andersen LLP

Arthur Andersen served as the Company's independent auditors with regard to the audit of the Company's financial statements for the year ended December 31, 2001. Subsequent to the completion of the 2001 audit, the Board of Directors, upon recommendation of the Audit Committee, approved the dismissal of Arthur Andersen as the Company's independent auditors effective March 22, 2002. The dismissal was not based upon any dissatisfaction with the services provided by Arthur Andersen, but upon concern over the future of Arthur Andersen in light of the many publicized problems encountered by the firm at that time. Arthur Andersen served as the Company's independent auditor for fiscal year 2001 and not for any prior period. Arthur Andersen's report on the Company's financial statements for the year ended December 31, 2001, does not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the term of Arthur Andersen's engagement, there were no disagreements with Arthur Andersen within the meaning of Instruction 4 of Item 304 of Regulation S-K on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The Board of Directors appointed the firm of KPMG LLP ("KPMG") to serve as the Company's independent auditor for fiscal year 2002. KPMG's engagement commenced effective March 25, 2002.

Dismissal of and Disagreement with KPMG LLP

The Company's Board of Directors, upon recommendation of the Audit Committee, approved the dismissal of KPMG as the Company's independent auditors effective December 12, 2002. KPMG had been appointed as the Company's independent auditors effective March 25, 2002, and they have never issued an audit report on the Company's financial statements.

During the third quarter of 2002, the Company and KPMG had a disagreement (as such term is defined in Instruction 4 to Item 304 of Regulation S-K) with regard to the applicable periods in which to record a reduction in the Company's warranty reserve. Set forth below is a brief description of this disagreement.

In the third quarter of 2002 the Company completed a review of its warranty reserves, and concluded that a reduction of approximately $17.0 million was warranted. This non-cash adjustment would result in an increase to the Company's income in the period in which the adjustment is taken. While KPMG did not object to the magnitude of the reduction, management and KPMG could not agree on the proper period or periods in which to record the adjustment. Management believed that the reduction was the result of a current change in the estimation process, and that therefore the entire reduction should be reflected in the third quarter. KPMG ultimately advised the Company that a substantial portion of the reduction related to periods prior to 2002, and the Company's financial statements for prior periods should be restated for a correction of an error to reflect the warranty reserve based upon the best information available to the Company at the time those prior period financial statements were prepared. Despite lengthy discussions between management and KPMG, including consultation with the staff of the Securities and Exchange Commission, management and KPMG could not reach agreement on a proper accounting treatment.

The Audit Committee and the Audit Committee Chairman reviewed the matter with management and KPMG on several occasions, both informally and at formal meetings of the Audit Committee. Meanwhile, the Company's filing of its Form 10-Q for the quarter ended September 30, 2002 was delayed. Ultimately, the Audit Committee recommended to the Board of Directors that a new auditor be engaged to assist in bringing the matter to a conclusion. The Board agreed that, without regard to the ultimate resolution of the warranty issue, it would be in the Company's best interests to change auditors at that time. The Company authorized KPMG to respond fully to the inquiries of the successor accountant concerning the disagreement.

The Company's Board of Directors, upon recommendation of the Audit Committee, approved the appointment of Deloitte & Touche LLP ("Deloitte & Touche") effective December 12, 2002, subject to Deloitte & Touche's customary new client acceptance procedures which were completed December 17, 2002, as the

Company's independent auditors for 2002 and until otherwise replaced. During the two fiscal years ended December 31, 2001, and the subsequent interim period prior to the appointment of Deloitte & Touche, the Company did not consult with Deloitte & Touche regarding any of the matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K. For a discussion of the final accounting treatment of the warranty reserve reduction and the effect on the Company's financial statements if the reduction had not been recorded in 2002, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Change in Accounting Estimate."

Controls and Procedures

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-14(c) of the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information required to be included in the Company's periodic filings with the Commission.

There were no significant changes in the Company's internal controls over financial reporting or in other factors that could significantly affect these internal controls subsequent to the date of their most recent evaluation. Since there were no significant deficiencies or material weaknesses identified in the Company's internal controls, the Company did not take any corrective actions.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's Common Stock is listed, and principally traded, on the New York Stock Exchange ("NYSE"). The Company's symbol for its Common Stock is "ELY." As of February 27, 2004, the approximate number of holders of record of the Company's Common Stock was 9,000. The following table sets forth the range of high and low per share sales prices of the Company's Common Stock and per share dividends for the periods indicated.

		Years Ended December 31,	
Period: 2003	High	Low	Dividend
First Quarter	$ 13.88	$ 10.50	$ 0.07
Second Quarter	$ 14.66	$ 11.83	$ 0.07
Third Quarter	$ 15.89	$ 13.55	$ 0.07
Fourth Quarter	$ 17.07	$ 14.85	$ 0.07
Period: 2002	High	Low	Dividend
First Quarter	$ 20.40	$ 16.51	$ 0.07
Second Quarter	$ 20.37	$ 15.55	$ 0.07
Third Quarter	$ 16.10	$ 10.09	$ 0.07
Fourth Quarter	$ 13.60	$ 9.55	$ 0.07

Corporate Data

The 2004 Annual Meeting of Shareholders
Tuesday, May 25, 2004

Independent Accountants
Deloitte & Touche LLP
695 Town Center Drive, Suite 1200
Costa Mesa, CA 92626

Transfer Agent and Registrar
Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
800.368.7068
TDD for hearing impaired: 800.231.5469
Foreign Shareholders: 201.329.8660
TDD Foreign Shareholders: 201.329.8354
www.melloninvestor.com.

Independent Counsel
Gibson, Dunn & Crutcher LLP
Jamboree Center, 4 Park Plaza
Irvine, CA 92614

Copy of Form 10-K
A copy of the Company's annual report on Form 10-K as filed with the Securities and Exchange Commission, without exhibits, may be obtained without charge by any shareholder via the Investor Relations section of the Company's website at www.callawaygolf.com or upon written request to:

Investor Relations
Barb West
Callaway Golf Company
2180 Rutherford Road
Carlsbad, CA 92008-7328

Visit our Website at www.callawaygolf.com for more information on the following:

- Callaway Golf Clubs and Golf Balls
- Odyssey Putters
- Callaway Golf and Odyssey accessories
- Callaway Golf apparel
- Callaway Golf tour player profiles, stats and news
- Corporate information, financial reports & news releases
- Customer Service
- International locations and news

Or call our Investor Relations Department at: **760.931.1771**

IMPORTANT NOTICE TO INVESTORS: Statements made in this report that relate to future plans, events, liquidity, financial results or performance, including statements relating to future cash flows, liquidity, and the status of the Company's credit facilities, as well as estimated sales and charges to earnings, and projected amortization expenses and contractual obligations, are forward-looking statements as defined under the Private Securities Litigation Reform Act of 1995. These statements are based upon current information and expectations. Actual results may differ materially from those anticipated as a result of certain risks and uncertainties. For details concerning these and other risks and uncertainties, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Certain Factors Affecting Callaway Golf Company" contained in this report, as well as the Company's other reports on Forms 10-K, 10-Q and 8-K subsequently filed with the Securities and Exchange Commission from time to time. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Investors should also be aware that while the Company from time to time does communicate with securities analysts, it is against the Company's policy to disclose to them any material non-public information or other confidential commercial information. Furthermore, the Company has a policy against issuing or confirming financial forecasts or projections issued by analysts and any reports issued by such analysts are not the responsibility of the Company. Investors should not assume that the Company agrees with any report issued by any analyst or with any statements, projections, forecasts or opinions contained in any such report.

CALLAWAY GOLF COMPANY TRADEMARKS:
The following marks and phrases, among others, are trademarks of Callaway Golf Company: Apex — Apex Edge — Apex Tour — Ben Hogan — Big Bertha — C design — CB1 — CTU 30 — Callaway — Callaway Golf — Callaway Hickory Stick — Carnoustie — Chevron Device — Dawn Patrol — Daytripper — Demonstrably Superior and Pleasingly Different — Deuce — DFX — Divine Nine — Dual Force — Edge CFT — Ely Would — ERC — Ever Grip — Fusion — Game Enjoyment System — GES — Ginty — Great Big Bertha — Hawk Eye — Heavenwood — HX — Legacy — Legend — Little Bertha — Odyssey — Pure Distance — RCH — Riviera — Rossie — Rule 35 — S2H2 — Steelhead — Strata — Stronomic — Top-Flite — Top-Flite Infinity — Top-Flite Tour — Top-Flite XL — Tour Ace — Tour Blue — Tour Professional — Tour Straight — Tour Ultimate — TriForce — TriHot — Tru Bore — VFT — Warbird — White Hot — World's Friendliest — X-12 — X-14 — X-16 — XL 3000 — X-SPANN

Our Corporate Commitment

Since its inception in 1993, the Callaway Golf Company Foundation has awarded nearly $6 million in grants to local charitable programs assisting youth and providing health care. This support is now being expanded globally to include countries where we have subsidiaries. To ensure the continued funding of this benevolent outreach founded by Ely Callaway, Callaway Golf Company has committed that each year an amount equal to 1% of the Company's adjusted pre-tax earnings for the previous calendar year will be used for charitable purposes. Giving back to the communities where our employees live and work. It's another thing that sets Callaway Golf apart.


BOYS & GIRLS CLUBS
OF CARLSBAD
The Positive Place For Kids
50 Years of Changing Lives
hank You Callaway Golf
PRO KIDS
Golf Academy & Learning Center

Board of Directors | Senior Management

RONALD A. DRAPEAU
Chairman and Chief Executive Officer
Callaway Golf Company

RONALD S. BEARD
Lead Independent Director
Partner, Zeughauser Group, Retired Former Partner,
Gibson Dunn & Crutcher LLP

SAMUEL H. ARMACOST
Chairman, SRI International

WILLIAM C. BAKER
Director, La Quinta Corporation, California Pizza Kitchen, Inc.,
Public Storage, Inc. and Javo Beverage Company

JOHN C. CUSHMAN III
Chairman, Cushman & Wakefield, Inc.

YOTARO KOBAYASHI
Chairman, Fuji Xerox Co., Inc.

RICHARD L. ROSENFIELD
Co-Founder, Co-Chairman of the Board and
Co-Chief Executive Officer, California Pizza Kitchen, Inc.

LARRY R. DORMAN
Senior Vice President,
Global Press and Public Relations

RICHARD C. HELMSTETTER
Senior Executive Vice President,
Strategic Initiatives

BRADLEY J. HOLIDAY
Senior Executive Vice President
and Chief Financial Officer

PATRICE HUTIN
President and Chief Operating Officer,
Callaway Golf Company

STEVEN C. McCRACKEN
Senior Executive Vice President,
Chief Legal Officer and Secretary

ROBERT A. PENICKA
President and Chief Operating Officer,
The Top-Flite Golf Company

...WE SHARE EVERY GOLFER'S

PASSION FOR THE GAME

Photography REX GELERT *Printing* CONTINENTAL LITHO *Art Direction/Design* JEFF ADAMOFF | CALLAWAY GOLF



Left to right: Richard Helmstetter, Brad Holiday, Larry Dorman, Patrice Hutin, Ron Drapeau, Bob Penicka, Steve McCracken

ENJOY THE GAME



Ben Hogan
TOP-FLITE
STRATA
1
Colonial
TOP-FLITE
INFINITY
1
Ben Hogan
Colonial
Ben Hogan
EDGE
TOP-FLITE
TOUR
6-4 FORGED
TITANIUM
Hogan
1